02055766

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME IT Holding SpA

*CURRENT ADDRESS 86090 Pettoranello di Molise

(Isernia)

ITALY

PROCESSED
NOV 21 2002
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 4728 FISCAL YEAR

Complete for initial submissions only ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☐
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☑
DEF 14A	(PROXY)	☐			

OICF/BY: [signature]

DATE: 11/8/02

82-4728

IT
HOLDING

2002 FIRST QUARTER REPORT

2002 first quarter report

(Translation from the Italian original which remains the definitive version)

IT HOLDING SPA

20122 Milano, Corso Monforte, 30 - Tel. 02 7630391 - Fax 02 780016
Registered Office: 86090 Pettoranello di Molise (Isernia) Italy - http://www.itholding.it
Tel. 0865 4461 - Fax. 0865 46029 - Euro Share Capital 11.006.500 i.v.
Register of Companies of Isernia, Fiscal Code, and VAT number 00383950946

TABLE OF CONTENTS

1. VALUATION CRITERIA AND ACCOUNTING POLICIES 3

2. GROUP PERFORMANCE 4

3. SIGNIFICANT EVENTS 12

4. ESTIMATED FUTURE DEVELOPMENTS 13

1. VALUATION CRITERIA AND ACCOUNTING POLICIES

The Group introduced the Euro as its operating currency with effect from August 1st, 2001. The 2002 first quarter report figures are therefore shown in Euro.

The comparative figures, originally expressed in lire, have been converted into Euro at the fixed conversion rates.

The 2002 first quarter report has been prepared in accordance with the guidelines issued by CONSOB which implemented Legislative decree no. 58 of February 24th, 1998, adopted with resolution no. 11971 of May 14th, 1999 and subsequently modified by resolution no. 12475 of April 6th, 2000.

For comparative purposes, income statement figures are provided for the same period of 2001.

Taxation pertaining to the 2002 period and the same period of 2001 is not considered.

Details of the Group net financial position at March 31st, 2002 are compared with the corresponding figures at December 31st, 2001.

The valuation criteria and accounting policies adopted in preparing the consolidated schedules at March 31st, 2002 are in line with those used for the consolidated financial statements at December 31st, 2001. The first quarter schedules have not been audited.

2. GROUP PERFORMANCE

Reclassified consolidated income statement

	(In thousand of Euro)				
	31/03/2002	% on net sales	31/03/2001	% on net sales	% Increase (Decrease)
Net sales	**185,177**	**100.00**	**155,881**	**100.00**	**18.79**
Cost of goods sold	(77,433)	41.82	(66,970)	42.96	15.62
Gross margin	**107,744**	**58.18**	**88,911**	**57.04**	**21.18**
SG&A	(81,706)	44.12	(70,280)	45.09	16.26
Ebitda	**26,038**	**14.06**	**18,631**	**11.95**	**39.76**
Amortisation/depreciation	(6,898)	3.73	(6,160)	3.95	11.98
Ebit	**19,140**	**10.34**	**12,471**	**8.00**	**53.48**
Financial income (charges)	(3,809)	2.06	(2,425)	1.56	57.07
Extraordinary income (charges)	(860)	0.46	(839)	0.54	2.50
Result before minority interests	**14,471**	**7.81**	**9,207**	**5.91**	**57.17**
Minority interests in net (income) loss	247	0.13	(8)	0.01	
Result of period	**14,718**	**7.95**	**9,199**	**5.90**	**60.00**

The 2002 first quarter figures are the result of established objectives for 2002 and actions implemented for the recovery of profitability and an increase in sales volumes.

Net sales rose by 18.79% over the 2001 first quarter to Euro 185,177 thousand and were realised within an unchanged consolidation area.

The following table analyses turnover by main geographical area:

	(In thousand of Euro)				
Geographical area	31/03/2002	% on net sales	31/03/2001	% on net sales	% Increase (Decrease)
Italy	73,540	39.71	57,558	36.92	27.77
Other European countries	70,304	37.97	59,703	38.30	17.76
America	20,119	10.86	21,243	13.63	(5.29)
Rest of the world	21,214	11.46	17,377	11.15	22.08
Total	185,177	100.00	155,881	100.00	18.79

Compared to the same period of the previous year, the table shows an increase of 27.77% in Italian sales, an important upturn considering that Italy is the group principal market. Turnover for this area

was Euro 73,540 thousand in absolute terms compared to Euro 57,558 thousand in the first quarter of 2001. Sales in the rest of Europe also proved positive with turnover of Euro 70,304 thousand recorded in this area compared with Euro 59,703 thousand for the same period of 2001 (a 17.76% increase). Turnover for the rest of the world rose by 22.08% to Euro 21,214 thousand compared to Euro 17,377 thousand in 2001. Sales in America saw a slight decrease and turnover was Euro 20,119 thousand against Euro 21,243 thousand for the 2001 first quarter. However, in relation to group turnover this decrease is not significant.

Sales of owned brands amounted to Euro 41,025 thousand, substantially unchanged compared to the same period of 2001, and represent 22.15% of total turnover. Sales of licensed brands represented 66.87% (Euro 123,818 thousand) of total turnover in the 2002 first quarter. In relation to licensed brands, sales realised through brands owned by GIANFRANCO FERRÉ group (Gianfranco Ferré Jeans and Gianfranco Ferré Sport clothing lines, and Ferré eyewear) were particularly significant.

On March 28th, 2002, IT Holding Group signed a preliminary agreement for the acquisition of this group to be finalised by June 30th, 2002. Turnover from these brands was Euro 20,334 thousand representing 10.98% of total turnover and a growth of 18.6% against the same period of the previous year. The successful launch of the eyewear line contributed to this increase.

There was a considerable recovery of profitability through production efficiency, reflected in the first production margin which was 58.18% of turnover compared to 57.04% in the 2001 first quarter.

As a result of the streamlining process, other operating costs were 44.12% of turnover versus 45.09% in the corresponding period of 2001.

As a consequence of the above-mentioned improvements, the gross operating margin was 14.06% of turnover, showing an increase of 39.76% compared to 11.95% in 2001.

Amortisation and depreciation amounted to Euro 6,898 thousand against Euro 6,160 thousand recorded in the 2001 first quarter. The increase was mainly due to investments made for the opening of new "Malo" Directly Operated Stores (Marbella, Courmayeur, Porto Cervo, Saint Tropez, and London) after March 2001.

Operating profit rose significantly (+53.48%) and amounted to Euro 19,140 thousand representing 10.34% of turnover versus the 8% of the same period of 2001.

Income for the period amounted to Euro 14,718 thousand and grew by 60% (2001 first quarter: Euro 9,199 thousand), after net financial charges of Euro 3,809 thousand.

For the purpose of analysing group performance, the reclassified consolidated income statements by main sector are presented below.

Clothing and accessories sector: reclassified consolidated income statement

(In thousand of Euro)

	31/03/2002	% on net sales	31/03/2001	% on net sales	% Increase (Decrease)
Net sales	**167,882**	**100.00**	**144,645**	**100.00**	**16.06**
Cost of goods sold	(69,244)	41.25	(61,074)	42.22	13.38
Gross margin	**98,638**	**58.75**	**83,571**	**57.78**	**18.03**
SG&A	(74,027)	44.09	(66,502)	45.98	11.32
Ebitda	**24,611**	**14.66**	**17,069**	**11.80**	**44.19**
Amortisation/depreciation	(5,998)	3.57	(5,579)	3.86	7.51
Ebit	**18,613**	**11.09**	**11,490**	**7.94**	**61.99**
Financial income (charges)	(3,506)	2.09	(2,557)	1.77	37.11
Extraordinary income (charges)	(802)	0.48	(303)	0.21	164.69
Result before minority interests	**14,305**	**8.52**	**8,630**	**5.97**	**65.76**
Minority interests in net (income) loss	70	0.04	3	0.00	
Result of period	14,375	8.56	8,633	5.97	66.51

Net sales in this sector rose by 16.06% and were Euro 167,882 thousand. The clothing and accessories sector generated the majority of the group even though they represented a revenues, lower percentage of consolidated turnover which fell from 92.79% in the 2001 first quarter to 90.66%. This was the result of the greater increase in eyewear and perfume sales which will be described later on in this report.

The following table analyses turnover by main geographical area:

	(In thousand of Euro)				
Geographical area	31/03/2002	% on net sales	31/03/2001	% on net sales	% Increase (Decrease)
Italy	65,186	39.04	52,241	36.26	24.78
Other European countries	66,793	39.99	57,059	39.61	17.06
America	17,252	10.33	18,788	13.04	(8.18)
Rest of the world	17,780	10.64	15,975	11.09	11.30
Total	**167,011**	**100.00**	**144,063**	**100.00**	**15.93**

The most significant growth (24.78%) was in Italy where turnover was Euro 65,186 thousand. In the rest of Europe, turnover increased by 17.06% over the 2001 first quarter and reached Euro 66,793 thousand. Turnover in the rest of the world was Euro 17,780 thousand and rose by 11.30%. In North and South America, sales of Euro 17,252 thousand were recorded showing a drop of 8.18%.

Trends in the income statement figures for the clothing and accessories sector are substantially in line with the consolidated income statement figures presented earlier in this report.

On March 20th, 2002, IT Holding Group renewed the three licence agreements with Gianni Versace S.p.A. for clothing lines sold under the "Versus", "Versace Jeans Couture" and "Versace Jeans Signature" brands. The renewal period is five years, from the Spring/Summer 2003 collection to the Fall/Winter 2007-2008 collection, and both parties may withdraw in advance from the agreements at the end of the Fall/Winter 2005-2006 seasons.

Eyewear sector: reclassified consolidated income statement

(In thousand of Euro)

	31/03/2002	% on net sales	31/03/2001	% on net sales	% Increase (Decrease)
Net sales	**15,874**	**100.00**	**11,818**	**100.00**	**34.32**
Cost of goods sold	(6,872)	43.29	(5,905)	49.97	16.38
Gross margin	**9,002**	**56.71**	**5,913**	**50.03**	**52.24**
SG&A	(7,471)	47.06	(4,350)	36.81	71.75
Ebitda	**1,531**	**9.64**	**1,563**	**13.23**	**(2.05)**
Amortisation/depreciation	(763)	4.81	(407)	3.44	87.47
Ebit	**768**	**4.84**	**1,156**	**9.78**	**(33.56)**
Financial income (charges)	(302)	1.90	(389)	3.29	(22.37)
Extraordinary income (charges)	(58)	0.37	(16)	0.14	262.50
Result before minority interests	**408**	**2.57**	**751**	**6.35**	**(45.67)**
Minority interests in net (income) loss	135	0.85	(12)	0.10	
Result of period	543	3.42	739	6.25	(26.52)

Headed by ALLISON S.p.A., the eyewear sector has again generated good results in terms of an increase in turnover, thanks to the contribution of new brands (Ferré, Anna Sui, ZeroRH+, and Desil). Net sales for the quarter rose by 34.32% over the same period in 2001 and amounted to Euro 15,874 thousand (2001 first quarter: Euro 11,818 thousand).

The following table analyses turnover by main geographical area:

(In thousand of Euro)

Geographical area	31/03/2002	% on net sales	31/03/2001	% on net sales	% Increase (Decrease)
Italy	6,438	40.56	5,317	44.99	21.08
Other European countries	3,511	22.12	2,644	22.37	32.79
America	2,867	18.06	2,455	20.77	16.78
Rest of the world	3,058	19.26	1,402	11.87	118.12
Total	15,874	100.00	11,818	100.00	34.32

The table shows an increase of 118.12% in the area "Rest of the world" in which net sales were Euro 3,058 thousand in 2002 first quarter. In the rest of Europe, turnover was Euro 3,511 thousand,

increasing by 32.79%, while turnover in Italy totalled Euro 6,438 thousand with a rise of 21.08%. Turnover in North and South America increased of 16.78% and amounted to Euro 2,867 thousand. Turnover by geographical area is evenly spread over the related areas showing that the growth strategies implemented are already producing results. Also contributing to the results was the opening of distribution companies in the U.S. (in January 2001) and in Canada (in February 2002) as well as intense commercial activity in the rest of the world. Greater monitoring of strategic geographical areas will continue with the announced set up of a distribution company in Australia.

As a consequence of the above-mentioned activities, profitability of the eyewear sector dropped generally with respect to the 2001 first quarter.

There has been a considerable improvement in the gross margin which was 56.71% (2001 first quarter: 50.03%), thanks to a higher percentage of sales from top-of-the-range brands (for example Ferré), compared to sales from brands under production license agreements.

On the other hand, this diverse sales mix, which favours owned and higher added value brands, resulted in higher promotional and advertising costs, royalties, and commissions. The launch of new product lines and the start up of new distribution and production activities also impacted profitability.

The above factors and the positive trend in orders received mean that the drop in profitability recorded for the 2002 first quarter is only temporary.

ALLISON S.p.A. acquired 66.66% of the quota capital of BIEMME S.r.l. in February 2002, a company with registered offices in Valdobbiadene (TV) which is specialised in galvanic production and dyeing.

Perfum sector: reclassified consolidated income statement

	(In thousand of Euro)	
	31/03/2002	% on net sales
Net sales	**2,292**	**100.00**
Cost of goods sold	(1,312)	57.24
Gross margin	**980**	**42.76**
SG&A	(1,084)	47.29
Ebitda	**(104)**	**(4.54)**
Amortisation/depreciation	(46)	(2.01)
Ebit	**(150)**	**(6.54)**
Financial income (charges)	(1)	(0.04)
Extraordinary income (charges)	-	-
Result before minority interests	**(151)**	**(6.59)**
Minority interests in net (income) loss	30	1.31
Result of period	(121)	(5.28)

In September 2001, ITF S.p.A. was set up with the objective of developing the Group perfum sector. On January 23rd, 2002, ITF S.p.A. finalised the acquisition from Industrie Cosmetiche Riunite S.p.A. of the business activity relating to the worldwide distribution of perfumes under the "Gai Mattiolo" brand and the distribution in Italy of perfumes under the "Ferragamo" and "Ungaro" brands.

The start of operations of this division was marked by a turnover of Euro 2,292 thousand recorded in the 2002 first quarter. In addition, to the sale of products under the above-mentioned brands, new products will be launched under owned or licensed brands over the next few months.

Consolidated financial position

	(In thousand of Euro)	
	31/03/2002	31/12/2001
Intangible assets	149,343	152,592
Tangible assets	53,548	53,082
Long-term financial assets	10,574	5,126
FIXED ASSETS	**213,465**	**210,800**
Inventories	113,367	128,251
Accounts receivable	153,315	73,274
Accounts payable	(137,808)	(146,194)
Other net assets (liabilities)	45,061	51,730
WORKING CAPITAL	**173,935**	**107,061**
SEVERANCE PAY FUND	**(12,330)**	**(11,967)**
NET INVESTED CAPITAL	375,070	305,894
Financed by:		
Short term financial payables	206,841	173,756
Medium term financial payables	42,759	42,469
Cash and cash equivalents	(25,736)	(46,589)
NET FINANCIAL INDEBTEDNESS	**223,864**	**169,636**
NET WORTH (including minority interests)	**151,206**	**136,258**
SOURCES OF FINANCING	375,070	305,894

Fixed assets, net of amortisation and depreciation, rose by Euro 2,665 thousand. Net investments made during the period amounted to Euro 9,563 thousand and mainly related to the acquisition of the whole share capital of DJL ONE S.A.S., a company with registered offices in Paris which changed its name to GF MONTAIGNE S.A.S. on February 12th, 2002. This transaction was detailed in the consolidated financial statements at December 31st, 2001. The shareholding was not consolidated as the company is currently dormant.

Working capital increased by Euro 66,874 thousand with respect to December 31st, 2001, mainly due to the rise in trade receivables. The increase was due to the growth in turnover and the seasonal influence on sales.

Despite the increase in working capital (62.46%), there was a lower increase in net indebtedness (31.97%) due to the higher cash flow of the Group.

3. SIGNIFICANT EVENTS

Significant events which occurred from January 1st to March 28th, 2002 are described in the consolidated financial statements at December 31st, 2001.

This section details events which occurred from March 29th to May 13th, 2002.

- On May 6th, 2002, the shareholders' meeting approved by majority to give the Board of Directors the power to increase the share capital by a maximum of Euro 110,000 thousand, in accordance with article 2443 of the Civil Code.
- On May 7th, 2002, the preliminary agreement for the sale of premises in Via Arconati no. 1, Milan, was finalised with the collection of the deposit amounting to Euro 2,066 thousand. The sale will be completed by June 30th, 2002.
- On May 7th, 2002, IT Holding S.p.A. acquired 99.9% of the share capital of FERRÉ FINANCE S.A. from third parties. This company has registered offices in Luxembourg and was set up for the issue of a bond on European markets.
- On May 10th, 2002, FERRÉ FINANCE S.A. successfully issued a bond for an amount of Euro 200,000 thousand, with a maturity date of May 10th, 2005 and a fixed rate coupon at 7%. The bond issue was managed by Efibanca S.p.A. and UBM S.p.A. acting as financial advisors and joint bookrunners.

4. ESTIMATED FUTURE DEVELOPMENTS

In 2002, the Group will focus on the integration with Ferré Group, which will be fully consolidated from the first half of 2002 with effect on the income statement from January 1st, 2002. The Group will continue its strategies aimed at growth for both its consolidated businesses and the new business areas, such as eyewear and perfumery.

Furthermore, the Group will be supported in its development by the share capital increase, which will balance the ratio between net worth and borrowed capital, and the Eurobond issue, which will extend the average maturity of the Group indebtedness.

This above mentioned development should generate a growth of 30% in consolidated turnover during the year. The considerable improvement in results for the 2002 first quarter supports the management's targets to increase Group turnover and profitability.

Pettoranello di Molise (IS), May 13th, 2002

The Board of Directors

HOLDING

UNCONSOLIDATED FINANCIAL STATEMENTS

AS AT AND FOR THE YEAR ENDED DECEMBER 31, 2001

IT HOLDING S.p.A.

Registered offices: 86090 Pettoranello di Molise (IS) - Italia

Share capital: € 10,006,500.00 fully paid-up

Isernia Company Registrar, tax and VAT no. 00383950946

TABLE OF CONTENTS

DIRECTORS' DISCUSSION AND ANALYSIS ON THE FINANCIAL STATEMENTS AS AT AND FOR THE YEAR ENDED DECEMBER 31, 2001 **2**

CORPORATE INFORMATION **2**
Company situation and business performance 2
Research and development 6
Relationships with subsidiaries, affiliates, parent companies and with related parties 6
Treasury shares 10
Stock options plan 10
Shareholdings of Directors, Statutory Auditors and Chief Operating Officers in IT HOLDING S.p.A. and its subsidiaries 11
Significant events 11
Significant events after the year-end 12
Estimated future developments 13

BALANCE SHEET AS AT DECEMBER 31, 2001 **15**

INCOME STATEMENT FOR THE YEAR ENDED DECEMBER 31, 2001 **19**

NOTES **21**

1) PRESENTATION AND CONTENTS OF THE FINANCIAL STATEMENTS **21**

2) VALUATION CRITERIA AND ACCOUNTING POLICIES **22**
Intangible assets 22
Tangible assets 22
Long-term financial assets. Shareholdings. 23
Long-term financial assets. Receivables. 24
Receivables 24
Marketable securities. Treasury shares. 24
Cash and cash equivalents 24
Prepayments and accruals 24
Severance pay fund 24
Accounts payable 24
Accounts receivable and payable denominated in foreign currencies outside the Euro-zone 24
Memorandum accounts 25
Costs and revenues 25
Dividends 25
Extraordinary items 25

Income taxes 25

3) WAIVERS PURSUANT TO PARAGRAPH 4 OF ARTICLE 2423 OF THE CIVIL CODE 26

4) REQUIREMENT TO PREPARE CONSOLIDATED FINANCIAL STATEMENTS 26

5) CONTENTS OF THE MAIN BALANCE SHEET AND INCOME STATEMENT ITEMS AND COMMENTS ON CHANGES OCCURRED DURING THE YEAR 26

ASSETS 26
Intangible assets 26
Tangible assets 27
Long-term financial assets 27
Accounts receivable 31
Marketable securities 33
Cash and cash equivalents 34
Accrued income and prepaid expenses 34

LIABILITIES 34
Shareholders' equity 34
Severance pay fund 36
Accounts payable 36
Accrued liabilities and deferred income 41

MEMORANDUM ACCOUNTS 41
Commitments and other memorandum accounts not disclosed in the balance sheet 41
Commitments and other memorandum accounts disclosed in the balance sheet 41
Guarantees and similar provided on behalf of subsidiaries 42
Patronage letters provided on behalf of subsidiaries 43
Purchase commitments 43
Indemnity agreement 43

INCOME STATEMENT 44
Value of production 44
Costs of production 45
Financial income and charges 47
Extraordinary items 49
Income taxes 49

6) OTHER INFORMATION AND REMARKS 50
Receivables and payables due after five years, payables secured by company assets, and prepayments and accruals exceeding five years 50
Capitalized financial charges 50
Average number of employees by category 51

Remuneration of directors and statutory auditors 51
Classes of shares issued by the company 51
Shareholdings of Directors, Statutory Auditors and CEOs in IT HOLDING S.p.A. and its subsidiaries 51
Dividend-right shares and other securities issued by the company 51
Tax position 51
Information required from Directors by tax legislation 52
Relationships with subsidiaries, parent companies and with companies controlled by the latter 52
Significant events after the year-end 52

7) FINAL CONSIDERATIONS 52

ATTACHMENTS TO THE NOTES TO THE FINANCIAL STATEMENTS 53

AUDITORS' REPORT IN ACCORDANCE WITH ARTICLE 156 OF LEGISLATIVE DECREE NO. 58 OF FEBRUARY 24, 1998 54

DIRECTORS' DISCUSSION AND ANALYSIS ON THE FINANCIAL STATEMENTS AS AT AND FOR THE YEAR ENDED DECEMBER 31, 2001

CORPORATE INFORMATION

Board of Directors

Executive directors

Chairman and Chief Executive Officer	Tonino Perna
Executive director	Massimo S. Brunelli

Non-executive directors

Company director	Antonio Arcaro
Company director	Bruno Assumma
Company director	Antonio Di Pasquale
Company director	Carlo Nicolai

Board of Statutory Auditors

Chairman of the Board of Statutory Auditors	Aldo Sanchini
Statutory auditor	Maria Sarno
Statutory auditor	Vittorio Silvestri
Alternate auditor	Simone Feig
Alternate auditor	Marta Fierro

The term of office of the Board of Directors and Board of Statutory Auditors in charge will expire on the approval of the financial statements as at and for the year ended December 31, 2001.

On September 5, 2001, the Board of Directors accepted the resignation of the Chief Executive Officer Mr. Gian Carlo Di Risio and appointed Mr. Tonino Perna to replace him.

Company situation and business performance

The reorganisation process continued during the year, aimed at more efficient management through the rationalisation of human and financial resources. The reorganisation was necessary to adapt the holding company's structure to the increasing quantity and quality requirements of the group companies.

The main income statement captions are as follows:

	(In thousands of Euros)				
	12/31/2001	out of net sales	12/31/2000	out of net sales	increase (decrease)
Net sales	6,225	100.00	8,797	100.00	(29.24)
EBITDA	(974)	(15.65)	707	8.04	(237.77)
Amortisation/depreciation	(2,100)	(33.73)	(1,748)	(19.87)	20.14
EBIT	(3,074)	(49.38)	(1,042)	(11.84)	195.01
Exchange rate gains (losses)	(11)	(0.18)	(18)	0.20	(38.89)
Net financial income (charges)	8,600	138.15	22,141	251.69	(61.16)
Profit (loss) before taxes and extraordinary items	5,515	88.59	21,081	239.64	(73.84)
Extraordinary items	(340)	(5.46)	27	0.31	(1,359.26)
Results before taxes	5,175	83.13	21,108	239.95	(75.48)
Income taxes	1,970	31.65	7,912	89.94	(75.10)
Net income for the year	**3,205**	**51.49**	**13,196**	**150.01**	**(75.71)**

Total net sales decreased by 29.24% with 91.94% realised on the domestic market (2000: 76.81%) and 8.06% abroad (2000: 23.19%). These are almost entirely composed of revenues from administrative, tax, production and commercial consultancy services provided to group companies. The decrease was mainly due to fewer services provided following the above-mentioned reorganisation process which led to the transfer of 68 holding company employees to ITTIERRE S.p.A.. EBITDA was reduced by Euro 1,681 thousand compared to 2000 as a consequence of the fall in revenues which was not offset by an equal decrease in costs for personnel and outside services.

The negative EBIT rose in absolute terms by Euro 2,032 thousand over the previous year and corresponded to 49.38% of net sales (2000: 11.84%). The rise was mainly due to the increase in amortisation and depreciation relating to capitalised costs incurred for software licences and the reorganisation process.

Financial items saw a decrease of 61.16% in income compared to the previous year, resulting from lower dividends due to ITTIERRE S.p.A. amounting to Euro 8,000 thousand (2000: Euro 15,494 thousand) and

the related tax credit of Euro 4,500 thousand (2000: Euro 8,715 thousand), as well as an increase in financial charges.

The combined effects of the above-mentioned variations caused the decrease of 73.84% in absolute terms of the result before taxes and extraordinary items, representing 88.59% of net sales compared to 239.64% at December 31, 2000.

Extraordinary items saw a decrease of Euro 367 thousand with respect to 2000 due to leaving incentives and extraordinary indemnities accounted for under extraordinary charges and the early termination of certain employment contracts.

The tax burden remained unchanged. The incidence of income taxes on the result before taxes was 38.07% compared to 37.48% for the previous year.

Net income for the year decreased by 75.71% in absolute terms, representing 51.49% of net sales against 150.01% at December 31, 2000.

The company's financial position may be analysed as follows:

	(In thousands of Euros)	
	12/31/2001	12/31/2000
Intangible assets	9,462	6,026
Tangible assets	719	821
Long-term financial assets	198,297	171,627
Fixed assets	**208,478**	**178,474**
Accounts receivable	34,313	44,242
Accounts payables	(5,067)	(20,278)
Other net assets (liabilities)	7,344	435
Working capital	**36,590**	**24,399**
Severance pay fund	**(536)**	**(1,147)**
Net invested capital	**244,532**	**201,726**
Financed by:		
Short-term financial payables	138,675	78,880
Medium-term financial payables	40,625	56,875
Cash and cash equivalents	(13)	(1,237)
Net financial indebtedness	**179,287**	**134,518**
Shareholders' Equity	**65,245**	**67,208**
Sources of financing	**244,532**	**201,726**

The increase in financial indebtedness was due to the greater utilisation of the centralised treasury service, as the company collects and disburses the financial resources to meet the financing requirements of group companies. This led to an increase in long and short-term financial indebtedness with banks, as described in the notes. The increase in financial indebtedness was also due to the greater funding requirement arising from the capitalisation of M.A.C. – MANIFATTURE ASSOCIATE CASHMERE S.p.A. and GIGLI S.p.A. and the setting up of IBEX 2001 S.p.A. as described in detail under "Significant events".

On May 4, 2001, the ordinary shareholders' meeting on second call resolved the distribution of a dividend of Euro 0.03 (rounded up) from 2000 net income for each of the 200,130,000 shares, for a total of Euro 5,168 thousand.

In accordance with CONSOB regulations, the income statement is reclassified below:

	(In thousands of Euros)	
	12/31/2001	12/31/2000
Financial income and charges:		
income from shareholdings:		
- subsidiaries	12,500	24,209
other financial income:		
long-term receivables:		
- subsidiaries	4,600	4,318
- other parties	-	70
marketable securities	243	
other financial income:		
- other parties	7	51
interest and other financial charges:		
- subsidiaries	(509)	0
- other parties	(8,251)	(6,525)
Total financial income and charges	**8,590**	**22,123**
Other operating income	**8,457**	**11,455**
Other operating costs:		
- non-financial services	(4,152)	(4,872)
- use of third party assets	(438)	(410)
- personnel	(4,752)	(5,298)
- amortisation/depreciation and write-downs	(2,100)	(1,748)
- sundry operating costs	(90)	(169)
Total other operating costs	**(11,532)**	**(12,497)**
Income from ordinary activities	**5,515**	**21,081**
Extraordinary items:		
- income	391	155
- charges	(731)	(128)
Total extraordinary items	**(340)**	**27**
Result before taxes	**5,175**	**21,108**
Income taxes	**(1,970)**	**(7,912)**
Net income for the year	**3,205**	**13,196**

Research and development

Pursuant to point 1 of article 2428 of the Civil Code, the company did not carry out any research and development activities during 2001.

Relationships with subsidiaries, affiliates, parent companies and with related parties

GTP HOLDING S.p.A. controls IT HOLDING S.p.A. through PA Investments S.A., a company with

registered offices in Luxembourg which at December 31, 2001 directly held 134,267,900 shares (equal to 67.09% of the subscribed and paid-up share capital.)

PA Investments S.A. is 99.9% owned by GTP HOLDING S.p.A..

In compliance with CONSOB directives, article 2359 of the Civil Code and with IAS 24, the following table summarises relationships between IT HOLDING S.p.A. and its subsidiaries, directly and indirectly held, with parent companies and other companies controlled by the latter.

In order to give greater disclosure, the following table shows the balance of receivables, payables, costs and revenues due to and from parent companies and companies controlled by the latter at December 31, 2001, which are commented on in the notes.

	(In thousands of Euros)			
	RECEIVABLES	PAYABLES	REVENUES	COSTS
Parent companies:				
PA Investments S.A.	-	-	4	-
GTP HOLDING S.p.A.	10	14	7	27
Companies controlled by PA Investments S.A.:				
SERVIZI MODA S.r.l.	-	-	98	-
DA VERRAZZANO S.r.l.	-	1	-	-
DINERS CLUB ITALIA S.p.A.	-	49	-	3
GIANFRANCO FERRÉ S.p.A.	88	54	33	-
FMR S.p.A.	-	1	-	3
VENTURA S.p.A.	-	32	-	-
DINERS CLUB SIM S.p.A.	-	371	-	-

Revenues relating to PA Investments S.A. amount to Euro 4 thousand and are due to costs incurred on its behalf during the year.

Receivables due from GTP HOLDING S.p.A. amount to Euro 10 thousand and relate to costs incurred on its behalf during the year. Payables of Euro 14 thousand relate to the transfer of employees in 2001.

Revenues of Euro 98 thousand relating to SERVIZI MODA S.r.l. are due to the recharging of costs incurred on its behalf during the year.

Payables due to DA VERRAZZANO S.r.l. amount to Euro 1 thousand and relate to organisational services

for the transfer of employees.

Payables of Euro 49 thousand due to DINERS CLUB ITALIA S.p.A. mainly relate to the use of company credit cards.

Receivables of Euro 88 thousand due from GIANFRANCO FERRÉ S.p.A. relate to costs incurred on its behalf during the year. Payables amount to Euro 54 thousand and relate to a credit note to be issued for the reversal of costs charged erroneously.

Payables due to FMR S.p.A. amount to Euro 1 thousand and relate to subscriptions to the company's publications.

Payables due to VENTURA S.p.A. amount to Euro 32 thousand and relate to organisational services for the transfer of employees.

Payables of Euro 371 thousand due to DINERS CLUB SIM S.p.A. relate to the balance for the purchase of 106,000 own shares at the end of the year for which payment was settled at the start of 2002.

Relationships with direct and indirect subsidiaries of IT HOLDING S.p.A. are analysed below:

	(In thousands of Euros)			
	RECEIVABLES	PAYABLES	REVENUES	COSTS
Direct subsidiaries:				
ITTIERRE S.p.A.	15,335	-	5,231	357
ALLISON S.p.A.	3,773		236	-
M.A.C. - Manifatture Associate Cashmere S.p.A.	36,411	2	2,138	157
MALO S.p.A.	-	3,877	-	169
GIGLI S.p.A.	37,619	-	1,188	-
IBEX 2001 S.p.A.	1,248	-	-	-
Indirect subsidiaries:				
HYPSOS S.r.l.	791	-	123	-
IT FINANCE AND TRADING B.V.	10,148	-	504	-
ITJ S.p.A.	3,669	-	2,529	-
ITTIERRE MODEN GmbH	136	-	116	-
IT USA Inc.	150	-	197	-
ITTIERRE FRANCE S.A.	4,987	-	94	-
ITC S.p.A.	723	-	197	-
ITTIERRE SUISSE GmbH	13	-	22	-
FAR IT Ltd.	73	-	125	-
HOBBYMARKT WASSENAAR B.V.	8	-	15	-
C.I.M. - Compagnia Italiana Maglierie S.r.l.	-	-	1	-
EXTÈ (UK) Ltd.	1	-	1	-
M.A.C. USA Inc.	5	-	9	-

Costs and revenues relate to the recharging of administrative, commercial and financial consultancy services provided by the holding company and costs attributable to them.

Receivables due from ITTIERRE S.p.A., M.A.C. - MANIFATTURE ASSOCIATE CASHMERE S.p.A., IT FINANCE AND TRADING B.V., ALLISON S.p.A., GIGLI S.p.A., IBEX 2001 S.p.A., and ITTIERRE FRANCE S.A., and the payables due to MALO S.p.A. mainly relate to financial transactions, as described fully in the notes.

Receivables due from other companies relate to services provided by the holding company.

Transactions carried out with direct and indirect subsidiaries form part of the financial co-ordination activities of IT HOLDING S.p.A. and the administrative, tax and commercial consultancy services it provides. No atypical or unusual transactions were carried out.

All the above-mentioned transactions are performed on an arm's length basis or at more advantageous conditions.

Treasury shares

At December 31, 2001, the company had a total of 696,500 treasury shares in its portfolio with a nominal value of Euro 0.05 each amounting to a countervalue of Euro 2,726 thousand. The total amount was the result of purchases and sales during the year as approved at the shareholders' meeting of December 20, 2001, which renewed the authorization to purchase and sell ordinary company shares up to a maximum of 10% of shares issued, as described in the notes.

Stock options plan

With the resolution passed on September 18, 1997 and subsequently modified and integrated with that passed on April 28, 2000, the extraordinary shareholders' meeting approved the further rise in share capital through the issue of up to a maximum of 2,000,000 ordinary shares (excluding other share options pursuant to paragraph 8 of article 2441 of the Civil Code) reserved for certain managers, junior managers and employees of IT HOLDING S.p.A. and its subsidiaries. This will be recognised by the Board of Directors through the procedures laid down by it, also considering the performance of the years 1998 to 2002, to which the allocation of the stock options will be linked (the increase should take place by September 18, 2003).

In 1999, the Board of Directors partially implemented the above-mentioned resolution by offering 180,000 ordinary shares for subscription in 2000, reserved only for the CEOs and depending on the performance of IT HOLDING shares.

Following the attainment of the share performance objectives, in July 2000, the CEOs took up the stock options assigned to them and 180,000 shares were accordingly issued and subscribed.

The Board of Directors has not subsequently passed further resolutions in this respect.

The Board of Directors has proposed to the extraordinary shareholders' meeting the revocation of the unimplemented part of the resolution concerning stock options, with the aim of fully revising management incentive plans so they are based on medium-term objectives linked to increasing company value also in

view of the new acquisitions made by the group.

Shareholdings of Directors, Statutory Auditors and Chief Operating Officers in IT HOLDING S.p.A. and its subsidiaries

Pursuant to CONSOB Resolution no. 11520 of July 1, 1998, the only shareholdings in the company and its subsidiaries held by directors, statutory auditors and COOs (as well as their spouses and children), either directly or through subsidiaries, fiduciary companies and intermediaries, are those indicated in attachment 13 to the notes.

Significant events

- In March, IT HOLDING S.p.A. transferred its office in Milan from Via Boschetti no. 1 to Corso Monforte no. 30.
- On May 4, the shareholders' meeting of IT HOLDING S.p.A. resolved the conversion of its share capital into Euros and the modification of article 9 of the company bylaws (introduction of the Regulation of Shareholders' Meetings). The share capital amounts to Euro 10,006,500 composed of 200,130,000 shares with a nominal value of Euro 0.05 each. The rounding difference of Euro 329,352 has been recorded as an increase in the legal reserve.
- On June 14, a stand-by credit line co-ordinated by San Paolo IMI S.p.A. was granted to IT HOLDING S.p.A. for a total amount of Euro 77,469 thousand, expiring on December 12, 2002, at 1 year Euribor + 0.60% spread.
- On July 4, 2001, Banca Popolare di Milano S.p.A. granted a stand-by credit line for a total amount of Euro 25,823 thousand to the company, expiring on January 2, 2003, at one year Euribor plus a 0.75% spread.
- On July 24, 2001, IBEX 2001 S.p.A. was set up with a share capital of Euro 100,000 (90% IT HOLDING S.p.A., 10% Mr. Roberto Cavalli) with registered offices in Corso Monforte 30, Milano, Italia. The business purpose of the company is the production and sale of perfumes and cosmetics. On the basis of agreements with Mr. Roberto Martone who owns Industrie Cosmetiche Riunite S.p.A., an Italian leader in this sector, ITF S.p.A. was set up on September 13 with the subscription, on his part, of

80% of the share capital (Euro 5,200,000). The registered offices of this new company are in Via Tortona, 15, Milano, Italia and its purpose is the marketing and distribution of perfumes and cosmetics sold under brands available to IT HOLDING Group in the present or future.

- On September 5, the Board of Directors of IT HOLDING S.p.A. accepted the resignation of the CEO Mr. Gian Carlo Di Risio. At the same meeting, the board of directors conferred the position of CEO to the Chairman Mr. Tonino Perna.
- On October 22, the Board of Directors accepted the resignation of the company director Mr. Gian Carlo Di Risio received on October 9.
- On December 20, the shareholders' meeting appointed Mr. Massimo Brunelli as executive director to replace Mr. Gian Carlo Di Risio.
- On December 28, the company signed an agreement with the parent company PA Investments S.A. for the sale of its take over rights in the financial lease contract between Clark Premises S.r.l. and Locafit S.p.A. relating to premises in Via Arconati, 1, Milano, Italia. IT HOLDING S.p.A. did not make any payment to PA Investments S.A. for the sale but reimbursed it for part payments already made as well as legal and agents' fees.
- At December 31, the company had made advance payments to third parties, amounting to Euro 1,122 thousand, for the purchase, finalized on February 11, 2002, of 100% of the share capital (42,500 shares equal to Euro 1,993,750), of DJL ONE S.A.S. with registered offices in Paris, which subsequently changed its name to GF MONTAIGNE S.A.S. on February 12, 2002. This company is the tenant in a rent contract for a Paris boutique.

Significant events after the year-end

- On February 8, 2002, the sale of the financial lease contract mentioned above was signed with Locafit S.p.A..
- On February 11, 2002, the above mentioned purchase of 100% of the share capital of DJL ONE S.A.S. was finalised with third parties for a total of Euro 6,161 thousand, net of advance payments made in 2001.

- On March 28, 2002, PA Investments S.A. and IT HOLDING S.p.A. signed a preliminary agreement for the acquisition of 89,998 shares representing 99.99% of the share capital of FINANCIERE MELPAR HOLDING S.A. (share capital Euro 13,720,400) with registered offices in 9, rue Schiller, L-519 Luxembourg. The cost of the acquisition was Euro 161,677,000. FINANCIERE MELPAR HOLDING S.A. (hereafter "FMH") holds 90% (6,075,000 shares with a nominal value of Euro 1 each) of the share capital of GIANFRANCO FERRÉ S.p.A.. The latter company has its registered offices in via Pontaccio, 21, Milano, Italia (Milan company registrar number no. 00545470189) and a share capital of Euro 6,750,000 fully paid-up. It owns the FERRÉ trademark plus related trademarks, representing the main reason for the signing of the above-mentioned agreement. Furthermore, amounts totalling Euro 157,802,168.83 are due from FMH to PA Investments S.A., including principal and interest. They relate to bonds issued by FMH (Euro 136,284,959.13) and financing (Euro 21,517,210) which PA Investments S.A. will transfer to IT HOLDING S.p.A. concurrently with the sale of the shareholding in FMH for Euro 3,874,831. The total payment due is therefore Euro 161,677,000, as provided for in the preliminary agreement, to guarantee IT HOLDING S.p.A. its 90% shareholding in Ferré; it also includes the cost for the acquisition of the FMH shares and the transfer of the bonds and financing mentioned above.

Estimated future developments

In 2002, IT HOLDING S.p.A. will continue to develop its strategic and financial co-ordination activities in relation to its subsidiaries through the optimising of returns on investments, in line with the group's position, and the effective monitoring of such to create added value for its shareholders.

In addition, it will carry out centralised activities aimed at economies of scale and purpose, such as the centralised treasury service and purchases co-ordination activities.

To the shareholders,

We invite you to approve the financial statements as at and for the year ended December 31, 2001 together with the Directors' Discussion and Analysis and propose the allocation of net income for the year as follows:

• 5% to the legal reserve for Euro	160,235
• 10% to the extraordinary reserve for Euro	320,470
• as retained earnings Euro	2,723,991.52

totalling Euro 3,204,696.52 which represents net income for the year.

We hope to continue the improvement of results with your support and we would like to thank you for your trust in us.

On behalf of the Board of Directors

Chairman Tonino Perna

(signed on the original)

BALANCE SHEET AS AT DECEMBER 31, 2001

				(Euro) 31/12/01	31/12/00
			ASSETS		
A)					
			SHARE CAPITAL PROCEEDS TO BE RECEIVED		
B)			**FIXED ASSETS**		
	I.		**Intangible assets**		
		1	start up and expansion costs	1,139,392	1,243,173
		4	licences, trademarks and permits	3,356,231	3,784,517
		6	assets in formation and advances	4,025,503	254,640
		7	other	940,585	743,989
			Total	**9,461,711**	**6,026,319**
	II.		**Tangible assets**		
		2	land and buildings	11,070	13,146
		3	industrial and commercial equipment	109	327
		4	other assets	707,512	808,000
			Total	**718,691**	**821,473**
	III.		**Long-term financial assets**		
		1	shareholdings in:		
		a)	subsidiaries	108,277,740	98,823,223
		d)	other	52	-
			total shareholdigns	108,277,792	98,823,223
		2	receivables:		
		a)	due from subsidiaries		
		a1)	due before 12 months	87,633,683	72,795,588
		a2)	due after 12 months	1,248,000	-
		d)	due from others		
		d1)	due before 12 months	1,121,625	-
		d2)	due after 12 months	15,406	8,355
			total receivables	90,018,714	72,803,943
			Total	**198,296,506**	**171,627,166**
			TOTAL FIXED ASSETS	**208,476,908**	**178,474,958**

				(Euro) 31/12/01	31/12/00
C)			**CURRENT ASSETS**		
	II.		**Receivables**		
		1	trade:		
		1.1	due before 12 months	95,773	146,868
		2	subsidiaries		
		2.1	due before 12 months	34,206,975	44,032,294
		4	parent companies:		
		4.1	due before 12 months	9,519	61,893
		5	others:		
		5.1	due before 12 months	6,466,725	1,809,795
			Total	**40,778,992**	**46,050,850**
	III.		**Marketable securities**		
		5	own shares	2,725,046	894,630
			Total	**2,725,046**	**894,630**
	IV.		**Cash and cash equivalents:**		
		1	bank and P.O. deposits	5,333	1,227,565
		2	cheques on hand	-	1,291
		3	cash on hand	8,061	8,734
			Total	**13,394**	**1,237,590**
			TOTAL CURRENT ASSETS	**43,517,432**	**48,183,070**
D)			**ACCRUED INCOME AND PREPAID EXPENSES**	**27,819**	**121,625**
			TOTAL ASSETS	**252,022,159**	**226,779,653**

			(Euro)	
		LIABILITIES	**31/12/01**	**31/12/00**
A)		**NET WORTH**		
I		- Share capital	10,006,500	10,335,852
II		- Share premium reserve	26,881,010	28,711,426
IV		- Legal reserve	2,466,788	1,477,654
V		- Reserve for own shares	2,725,046	894,630
VII		- Other reserves:		
	1	- extraordinary reserve	4,370,935	3,051,371
VIII		- Retained earnings	15,590,054	9,541,685
IX		- Net income for the year	3,204,697	13,195,641
		TOTAL	**65,245,030**	**67,208,259**
B)		**PROVISIONS FOR CONTINGENCIES AND CHARGES**		
C)		**SEVERANCE PAY FUND**	**535,918**	**1,147,235**
D)		**ACCOUNTS PAYABLE**		
	3	due to banks		
	3.1	due before 12 months	138,675,191	78,879,595
	3.2	due after 12 months	40,625,000	56,875,000
	6	due to suppliers		
	6.1	due before 12 months	1,174,187	2,566,948
	8	due to subsidiaries		
	8.1	due before 12 months	3,879,180	17,490,851
	10	due to parent companies		
	10.1	due before 12 months	14,181	220,012
	11	sums payable to taxation authorities		
	11.1	due before 12 months	97,227	233,878
	12	due to social security agencies		
	12.1	due before 12 months	18,731	204,726
	13	other accounts payable		
	13.1	due before 12 months	1,280,303	984,429
		TOTAL	**185,764,000**	**157,455,439**
E)		**ACCRUED LIABILITIES AND DEFERRED INCOME**	**477,211**	**968,720**
		TOTAL LIABILITIES	**252,022,159**	**226,779,653**

		MEMORANDUM ACCOUNTS	(Euro) 31/12/01	31/12/00
A)		**COMPANY GUARANTEES**		
	1	Guarantees and similar provided on behalf of subsidiaries	36,656,516	7,432,290
	2	Patronage letters provided on behalf of subsidiaries	-	8,934,704
		TOTAL	**36,656,516**	**16,366,994**
C)		**SALES AND PURCHASE COMMITMENTS, RISKS AND OTHER MEMORANDUM ACCOUNTS**		
	1	Purchase commitments	8,548,876	-
		TOTAL	**8,548,876**	**-**
		TOTAL MEMORANDUM ACCOUNTS	**45,205,392**	**16,366,994**

INCOME STATEMENT FOR THE YEAR ENDED DECEMBER 31, 2001

			(Euro)	
			2001	2000
A)		VALUE OF PRODUCTION		
	1	revenues from sales and services	6,224,557	8,797,482
	5	other revenues and income:		
	5.2	sundry revenues	2,232,813	2,657,270
		TOTAL	8,457,370	11,454,752
B)		COSTS OF PRODUCTION		
	6	raw, ancillary, consumable materials and merchandise	171,543	106,642
	7	outside services	3,980,383	4,764,552
	8	use of third party assets	437,744	409,999
	9	personnel:	4,751,684	5,298,377
	a)	salaries and wages	3,674,640	4,011,008
	b)	social security contributions	760,557	851,180
	c)	agents' termination benefits	291,459	436,189
	d)	other costs	25,028	-
	10	amortisation/depreciation and write-downs	2,100,331	1,747,905
	a)	intangible assets	1,883,995	1,614,221
	b)	tangible assets	216,336	133,684
	14	sundry operating costs	90,145	169,026
		TOTAL	11,531,830	12,496,501
		DIFFERENCE BETWEEN VALUE AND COSTS OF PRODUCTION	(3,074,460)	(1,041,749)

				(Euro)	
				2001	2000
C)			**FINANCIAL INCOME AND CHARGES**		
	15		income from shareholdings:		
		a)	subsidiaries	12,500,000	24,208,917
	16		other financial income:		
		a)	long-term receivables		
		a1)	subsidiaries	4,599,832	4,317,932
		a4)	other parties	-	69,654
		c)	other long-term financial assets	242,622	-
		d)	other financial income:		
		d4)	other parties	3,769	8,280
		d5)	gains on foreign exchange	3,447	42,990
			total	17,349,670	28,647,773
	17		interest and other financial charges		
		a)	subsidiaries	508,907	-
		d)	other parties	8,237,007	6,464,344
		e)	losses on foreign exchange	13,884	60,699
			total	8,759,798	6,525,043
			TOTAL	**8,589,872**	**22,122,730**
D)			**ADJUSTMENTS TO FINANCIAL ASSET VALUES**		
E)			**EXTRAORDINARY ITEMS**		
	20		income:		
		c)	non-recurring gains	390,165	154,855
		d)	other items	30	32
			total	390,195	154,887
	21		charges:		
		c)	non-recurring losses	8,554	96,901
		d)	other items	722,051	30,997
			total	730,605	127,898
			TOTAL EXTRAORDINARY ITEMS	**(340,410)**	**26,989**
			RESULT BEFORE TAXES	**5,175,002**	**21,107,970**
	22		income taxes		
		a)	current taxes	6,186,540	4,590,284
		b)	deferred taxes	(4,216,235)	3,322,045
	26		**NET INCOME FOR THE YEAR**	**3,204,697**	**13,195,641**

NOTES

1) PRESENTATION AND CONTENTS OF THE FINANCIAL STATEMENTS

In compliance with EC regulations governing the introduction of the Euro (EC Regulation nos. 1103/97 and 974/98) and Italian legislation (Law no. 433/97 implementing Legislative decree no. 213/98, principal official documents including Circular no. 291/E of December 23, 1998 of the Ministry of Finance and document no. 27 regarding the Euro promulgated by the Consiglio Nazionale dei Dottori Commercialisti e Ragionieri - the Italian accounting profession) from August 1, 2001, the company changed over to the Euro and, accordingly, the financial statements as at and for the year ended December 31, 2001 were prepared in such currency. The balance sheet and income statement show exact values in Euro, while figures in the notes and in the Directors' Discussion and Analysis are expressed in thousands of Euro unless otherwise specified. Zero balances have been omitted.

Previous year figures already in Euro have been presented for comparative purposes converted using the fixed exchange rate in conformity with paragraph 5, article 16 of Legislative decree no. 213/98.

The financial statements at December 31, 2001, consisting of a balance sheet, income statement and these notes, have been drawn up in accordance with the relevant legislation and are consistent with the previous year.

In preparing these notes, most of the numerical data required by article 2427 of the Civil Code have been summarised in a series of tables intended to clarify and facilitate reference to the matters described herein at length in compliance with the statutory requirements.

The value at December 31, 2000 is presented for each caption of the balance sheet and income statement.

Certain reclassifications have been made with respect to the previous year considered necessary to give greater disclosure of the company's financial position and results. For a valid comparison, the reclassifications have also been made to the related 2000 captions.

In compliance with the relevant legislation, the company has prepared consolidated financial statements as described in point 4. To facilitate an accurate assessment of the group financial position and results, a cash flow statement was prepared (attachment 11).

The financial statements were audited by KPMG S.p.A. pursuant to article 156 of Legislative decree no. 58 dated February 24, 1998.

2) VALUATION CRITERIA AND ACCOUNTING POLICIES

These financial statements have been prepared in accordance with the accruals and prudency principles and on a going concern basis, as provided for by article 2423 bis and those following of the Civil Code, and, where necessary, integrated with generally accepted accounting principles adopted by the International Accounting Standards Committee (I.A.S.C.).

The accounting policies adopted for individual captions are described below.

Intangible assets

Intangible assets are entered at cost, including any ancillary charges. The cost of intangible assets is amortised over a period determined on the basis of their estimated useful life. It should be noted that:

- "Start-up and expansion costs" mainly refer to legal and notary fees, charges incurred for the increase in share capital and costs capitalised during in the previous and current years for the group reorganisation. All these costs are amortized over five years;
- "Licences, trademarks and permits" include costs incurred for the purchase of software programmes, amortized over three years, except for the new software programmes SAP, STEALTH, and ORDAGE, comprising the company's IT system, which are amortised over five years;
- "assets in formation and advances" relate to advances to suppliers for the acquisition of goods and rights;
- "Other" refers to capitalised bank charges and commissions related to two loans and costs for leasehold improvements, amortized on a straight-line basis according to the duration of the loans and the lease contracts.

Tangible assets

Tangible assets are stated at cost, including all directly related ancillary charges, and no statutory revaluations were applied.

Depreciation charges are calculated on a straight-line basis over the estimated useful life of each asset,

which is defined as residual technical and economic utility. The results of these valuations do not differ from the standard rates allowed by current tax regulations. Depreciation rates are reduced by 50% for those assets which were acquired during the year, if they were only used on average for half of the year. On the contrary, assets of a significant amount are depreciated starting from the date on which they are ready for use.

Assets with a unit value which does not exceed Euro 516 are expensed in the year of their acquisition. In 2001, their total value was not significant.

Depreciation rates are as follows:

general plant	12.50%
automobiles	25%
miscellaneous and small equipment	25%
furnishings	15%
office furniture and equipment	12%
electronic machines	20%

Tangible assets are written down in cases where, regardless of their accumulated depreciation, there is a permanent loss in value. The original value is reinstated if and when the reason for the write-down no longer exists.

Ordinary maintenance costs are charged in full to the income statement, whereas those of an extraordinary nature are allocated to the related assets and depreciated over their residual useful life.

Long-term financial assets. Shareholdings.

Shareholdings in the subsidiaries M.A.C. - MANIFATTURE ASSOCIATE CASHMERE S.p.A., ALLISON S.p.A., IBEX 2001 S.p.A., GIGLI S.p.A., and MALO S.p.A. are valued at purchase cost or cost of formation, while ITTIERRE S.p.A. is valued at demerger value.

They are written-down in the case of permanent losses in value and if they are not expected to generate, in the short-term, enough income to cover such losses. The original value is restored if and when the reason for

the write-down no longer exists.

Details regarding the valuation of shareholdings in subsidiaries using the equity method are provided in the note to the related caption. As previously mentioned, the consolidated financial statements are presented later in this report.

Long-term financial assets. Receivables.

Long-term receivables are stated at their face value, which corresponds to their estimated realisable value.

Receivables

These are valued and stated at their estimated realisable value. Where necessary, receivables are written-down through the relevant bad debt provision.

Marketable securities. Treasury shares.

These are stated at the lower of average cost and market value. In accordance with articles 2357 ter and 2424 of the Civil Code, a reserve for own shares, unavailable for distribution, is set up within net worth for the total amount of the shares acquired.

Cash and cash equivalents

These are stated at their face value.

Prepayments and accruals

Timing adjustments are made on an accruals basis, recognising revenues and expenses in the period in which they arise in order to match them to the appropriate period.

Severance pay fund

This provision is stated in compliance with current legislation and collective labour contracts. It represents the payable due to all employees at the end of the year, net of any advances paid.

Accounts payable

These are stated at their face value.

Accounts receivable and payable denominated in foreign currencies outside the Euro-zone

Receivables and payables denominated in foreign currency are accounted for at the exchange rate prevailing at the date of the relevant transactions; short-term receivables and payables in foreign currency, as well as

liquid funds in foreign currency existing at the balance sheet date, are stated at the exchange rate prevailing at year-end.

The losses and gains arising from the conversion of individual short-term receivables and payables are credited or debited to the income statement.

Memorandum accounts

This item summarises information on guarantees given, purchase and sales commitments taken on or other risks.

Costs and revenues

Costs and revenues are recognised according to the principles of prudence and accruals with the recognition of the related accrued income and prepaid expenses. Revenues and income, costs and charges are stated net of merchandise returns, discounts, rebates, premiums, and taxes directly related to the sale of goods and provision of services.

Dividends

Dividends from shareholdings are recorded on a maturity basis, on the basis of the date the distribution is proposed by the directors of the subsidiaries.

Extraordinary items

This item comprises those costs and revenues which are not related to the company's ordinary activities. It also includes the effects arising at the beginning of the year from the change in accounting policies adopted in the preparation of the financial statements.

Income taxes

Taxes for the year ended December 31, 2001 are valued on the basis of the estimated tax expense in compliance with the current tax law and stated under "Sums payable to taxation authorities", net of prepayments and withholdings. If prepayments and withholdings exceed the value of tax liabilities, the latter are offset against "Receivables - due from others".

The financial statements also include taxes which, although attributable to future years, are due during the current year (deferred tax assets) and those which, although attributable to the year, will only be due in

future years (deferred tax liabilities).

3) WAIVERS PURSUANT TO PARAGRAPH 4 OF ARTICLE 2423 OF THE CIVIL CODE

There were no waivers pursuant to paragraph 4 of article 2423 of the Civil Code.

4) REQUIREMENT TO PREPARE CONSOLIDATED FINANCIAL STATEMENTS

The company wholly owns the subsidiaries ITTIERRE S.p.A., M.A.C. - MANIFATTURE ASSOCIATE CASHMERE S.p.A., ALLISON S.p.A., GIGLI S.p.A., MALO S.p.A. and owns 90% of IBEX 2001 S.p.A. and is accordingly required to prepare consolidated financial statements, presented together with these financial statements.

The consolidated financial statements were audited by KPMG S.p.A. pursuant to article 156 of Legislative decree no. 58 dated February 24, 1998.

5) CONTENTS OF THE MAIN BALANCE SHEET AND INCOME STATEMENT ITEMS AND COMMENTS ON CHANGES OCCURRED DURING THE YEAR

ASSETS

Intangible assets

Balance at December 31, 2001: Euro 9,462 thousand

Balance at December 31, 2000: Euro 6,026 thousand

Changes occurred during the year are presented in attachment 1.

"Start-up and expansion costs" of Euro 1,139 thousand include charges incurred for the increase in share capital and for the reorganisation of the group, net of amortisation.

"Licences, trademarks, and permits" relate to costs incurred for the purchase of software programmes. The net increase for the year of Euro 801 thousand is mainly due to further investments in the company's IT system.

The company recharges the related portions of amortisation to the group companies using this software.

"Assets in formation and advances", amounting to Euro 4,026 thousand, include costs incurred for the right to early termination of a lease contract which takes effect from July 1, 2002 and relating to premises in Florence. It also includes third party consultancy services for the development of the company's distribution

and production network in connection with owned trademarks, as well as the advances paid and ancillary charges incurred for taking over the finance lease contract for a building in Milano, a transaction which occurred on February 8, 2002 and which is described in detail in the section "Significant events" of the Directors' Discussion and Analysis.

"Other" amounts to Euro 941 thousand and refers to capitalised expenses for the loan granted to the company in 2000 by a banking syndicate, with Mediocredito Centrale S.p.A. as lead manager, and for the stand-by credit line granted in July 2001 and coordinated by San Paolo IMI S.p.A.. These costs are amortised on a straight-line basis over the term of the individual agreements, which are five years and eighteen months respectively.

Tangible assets

Net balance at December 31, 2001: Euro 719 thousand

Net balance at December 31, 2001: Euro 821 thousand

Changes occurred during the year are presented in attachment 2.

"Plant and machinery" is composed exclusively of general plant.

"Industrial and commercial equipment" is composed exclusively of miscellaneous and small equipment.

"Other assets" is composed of:

- office furniture and equipment for Euro 60 thousand, net of depreciation;
- electronic machines for Euro 589 thousand, net of depreciation;
- automobiles, for Euro 56 thousand, net of depreciation;
- furnishings for Euro 2 thousand, net of depreciation.

Long-term financial assets

Changes occurred during the year are shown in attachment 3.

Shareholdings in subsidiaries

Balance at December 31, 2001: Euro 108,278 thousand

Balance at December 31, 2000: Euro 98,823 thousand

The balance represents the total 100% shareholdings in:

- ITTIERRE S.p.A., into which was merged ITTIERRE ITALIA S.p.A under a merger deed dated November 16, 2001. This merger has retroactive effect for tax and accounting purposes as of January 1, 2001;
- M.A.C. - MANIFATTURE ASSOCIATE CASHMERE S.p.A;
- ALLISON S.p.A.;
- GIGLI S.p.A.;
- MALO S.p.A.;

and the 90% shareholding in IBEX 2001 S.p.A..

The net increase of Euro 9,455 thousand is due to the capital paid into M.A.C. - MANIFATTURE ASSOCIATE CASHMERE S.p.A. and GIGLI S.p.A. for Euro 8,165 thousand and Euro 1,200 thousand respectively, as well as the formation of IBEX 2001 S.p.A. on July 24, for which the company subscribed 90% of the share capital.

- ITTIERRE S.p.A. is valued at Euro 47,162 thousand. It wholly owns ITJ S.p.A. and indirectly, through this company, ELITE S.r.l. and ITC S.p.A.. It also directly controls HYPSOS S.r.l. and IT FINANCE AND TRADING B.V. following the acquisition of ITTIERRE ITALIA S.p.A.. Through the latter it indirectly controls FAR IT Ltd., QUARTERMAIN Ltd, HOBBYMARKT WASSENAAR B.V. and, indirectly through the latter, MAGIC STYLE S.r.l., ITTIERRE FRANCE S.A., ITTIERRE MODEN GmbH, ITTIERRE SUISSE GmbH, IT USA Inc. and, indirectly through the last company, MAC USA Inc.. Had the shareholding been valued using the equity method, it would have been stated at Euro 130,371 thousand (December 31, 2000: Euro 118,835 thousand). This amount includes goodwill of Euro 13,099 thousand (December 31, 2000: Euro 15,719 thousand), net of accumulated amortisation of Euro 13,101 thousand, and the related share of consolidated net worth at December 31, 2001 of Euro 117,272 thousand (December 31, 2000: Euro 103,116 thousand).
- The shareholding in M.A.C. - MANIFATTURE ASSOCIATE CASHMERE S.p.A. is valued at Euro 47,982 thousand, including ancillary charges. In its turn M.A.C. - MANIFATTURE ASSOCIATE CASHMERE S.p.A. wholly owns C.I.M. S.r.l., M.A.C. DEUTSCHLAND GmbH, M.A.C. FRANCE

E.u.r.l., M.A.C. JAPAN Inc., MAC MARBELLA S.L. and EXTÈ (UK) Ltd. Had the shareholding been valued using the equity method, it would have been stated at Euro 36,558 thousand (December 31, 2000: Euro 39,022 thousand). This amount includes goodwill of Euro 32,670 thousand (December 31, 2000: Euro 34,692 thousand), net of accumulated amortization of Euro 5,329 thousand, and the related share of consolidated net worth at December 31, 2001 of Euro 3,888 thousand (December 31, 2000: Euro 4,330 thousand).

- ALLISON S.p.A. is valued at Euro 5,841 thousand, including ancillary charges. It directly controls 80% and 51% of ALLISON EYEWEAR Inc. and DESIL S.p.A. respectively. Had the shareholding been valued using the equity method, it would have been stated at Euro 5,635 thousand (December 31, 2000: Euro 5,225 thousand) including goodwill of Euro 2,536 thousand (December 31, 2000: Euro 2,898 thousand), net of accumulated amortization of Euro 1,087 thousand, and the related share of consolidated Shareholders' equity at December 31, 2001 of Euro 3,099 thousand (December 31, 2000: Euro 2,327 thousand).
- GIGLI S.p.A. is valued at Euro 1,716 thousand. It directly controls V2I HOLDING S.A. and, through this company, indirectly controls 80% of MODA BRAND HOLDING S.A., EUROHOLDING FASHION S.A. and INTERSTYLE HOLDING S.A.. Had the shareholding been valued using the equity method, it would have been stated at Euro 279 thousand.
- MALO S.p.A. is valued at Euro 5,486 thousand, including ancillary charges. Had the shareholding been valued using the equity method, it would have been Euro 5,545 thousand (December 31, 2000: Euro 5,486 thousand) including goodwill of Euro 195 thousand (December 31, 2000: Euro 225 thousand), net of accumulated amortisation of Euro 30 thousand, and the related share of consolidated net worth at December 31, 2001 of Euro 5,350 thousand (December 31, 2000: Euro 5,261 thousand).
- IBEX 2001 S.p.A. is valued at Euro 90 thousand and directly controls 80% of ITF S.p.A.. Had the shareholding been valued using the equity method it would have been stated at a negative value of Euro 47 thousand, due to the net losses recorded by IBEX 2001 S.p.A. and its subsidiary ITF S.p.A. during the first year they became operating.

M.A.C. - MANIFATTURE ASSOCIATE CASHMERE S.p.A. and GIGLI S.p.A. also recorded net losses for the year. It was not considered necessary to write-down these shareholdings, which are considerably influenced by the value of the "Malo", "Gigli", and "Romeo Gigli" trademarks, since the losses incurred since their acquisition are not considered to be of a long-term nature and an upturn is expected in the near future. This is supported by partially implemented projects and forecast future plans, in particular the considerable investments made in M.A.C. - MANIFATTURE ASSOCIATE CASHMERE S.p.A. for the launching of new products complementing traditional lines and the opening of new boutiques and, above all, the transaction carried out by IT HOLDING S.p.A. to maintain the FERRÉ trademark which, together with "Malo", will be instrumental for the relaunching of luxury goods (such as cashmere clothing). The relaunch of GIGLI S.p.A. will be ensured through the granting to third parties of the exclusive licence for the production and sale of ready-to-wear and accessories sold under the "Gigli" and "Romeo Gigli" trademarks from Fall/Winter 2002-2003. The related investment is expected to be more than adequately recovered through the royalties received.

In compliance with point 5 of article 2427 of the Civil Code, information concerning shareholdings in subsidiaries and affiliates is presented in attachment 4.

Receivables due from subsidiaries before 12 months

Balance at December 31, 2001: Euro 87,634 thousand

Balance at December 31, 2000: Euro 72,796 thousand

The balance represents receivables due from:

- ITTIERRE S.p.A. for Euro 13,998 thousand;
- M.A.C. - MANIFATTURE ASSOCIATE CASHMERE S.p.A. for Euro 32,599 thousand;
- ALLISON S.p.A. for Euro 3,122 thousand;
- IT FINANCE AND TRADING B.V. for Euro 9,128 thousand;
- GIGLI S.p.A. for 28,786 thousand;

All the receivables listed above relate to current accounts granted with interest payable quarterly in arrears at 3 month Euribor plus 1%, fixed on the first working day of each month and updated quarterly.

Receivables due from subsidiaries after 12 months

Balance at December 31, 2001: Euro 1,248 thousand

Balance at December 31, 2000: Euro 0

The 2001 balance relates to a non-interest bearing loan granted to IBEX 2001 S.p.A..

Receivables due from others before 12 months

Balance at December 31, 2001: Euro 1,122 thousand

Balance at December 31, 2000: Euro 0

The 2001 balance relates to the advance paid for the purchase of 100% of the share capital (42,500 shares) of DJL ONE S.A.S. finalised on February 11, 2002. As previously mentioned, this company changed its name to GF MONTAIGNE S.A.S. on February 12, 2002.

Receivables due from others after 12 months

Balance at December 31, 2001: Euro 15 thousand

Balance at December 31, 2000: Euro 8 thousand

The balance of Euro 15 thousand includes guarantee deposits (Euro 12 thousand) and tax advances paid on the severance pay fund (Euro 3 thousand) in accordance with article 11 of Law 47/2000.

Current assets

Accounts receivable

Trade receivables due before 12 months

Net balance at December 31, 2001: Euro 96 thousand

Net balance at December 31, 2000: Euro 147 thousand

Trade receivables relate to transactions of a trading nature with related parties. For more information reference should be made to the section "Relationships with subsidiaries, affiliates, parent, companies and with related parties" in the directors' report.

Due from subsidiaries before 12 months

Balance at December 31, 2001: Euro 34,207 thousand

Balance at December 31, 2000: Euro 44,032 thousand

The most significant amounts are due from ITTIERRE S.p.A. (Euro 8,000 thousand) for dividend to be received, as proposed by its board of directors on March 26, 2002 to the shareholders' meeting called for April 29, 2002, and for the charging of administrative, tax, commercial and production consultancy services (Euro 1,368 thousand). The balance also includes Euro 1,020 thousand due from IT FINANCE AND TRADING B.V., Euro 3,674 thousand from ITJ S.p.A., Euro 793 thousand from HYPSOS S.r.l., Euro 726 thousand from ITC S.p.A., Euro 651 thousand from ALLISON S.p.A., Euro 3,812 thousand from M.A.C. - MANIFATTURE ASSOCIATE CASHMERE S.p.A. and Euro 8,832 thousand from GIGLI S.p.A.. These amounts all relate to administrative, tax, commercial, and production consultancy services provided by the holding company, apart from the amounts due from GIGLI S.p.A., for the sale of intercompany receivables, and from ITTIERRE FRANCE S.A. for the advance paid in the name of and on behalf of IT HOLDING S.p.A. for the purchase of 100% of the share capital of DJL ONE S.A.S. finalised on February 11, 2002. Also included in the balance are various receivables, amounting to Euro 392 thousand, due from other directly and indirectly controlled group companies. The decrease of Euro 14,764 thousand is both due to the change in the dividend amount to be received (December 31, 2000: Euro 15,494 thousand) and the decrease in consultancy services provided to group companies following the transfer of holding company employees to ITTIERRE S.p.A..

Due from parent companies before 12 months

Balance at December 31, 2001: Euro 10 thousand

Balance at December 31, 2000: Euro 62 thousand

The balance represents the receivable due from GTP HOLDING S.p.A. relating to costs incurred on its behalf during the year.

Due from others before 12 months

Balance at December 31, 2001: Euro 6,467 thousand

Balance at December 31, 2000: Euro 1,810 thousand

The balance relates to all other receivables generally due from third parties, in particular:

	12/31/2001	12/31/2000
Taxation authorities - VAT reimbursement	145	159
Taxation authorities - VAT credit	1,431	-
Taxation authorities - tax credit on dividends	2,913	1,433
Deferred tax assets	132	131
Advances to Italian suppliers	73	1
Credit notes to be received	27	55
Other receivables	1,746	31
Total	**6,467**	**1,810**

There has been a net increase of Euro 4,657 thousand compared to last year.

"Deferred tax assets" of Euro 132 thousand relate to temporary differences, in particular relating to directors' fees and entertainment expenses.

The tax credit relates to the distribution of dividends by ITTIERRE S.p.A. in 2002, accounted for on a "matching" basis; it is offset by the corresponding amount in the caption "Provision for deferred taxes". It is stated net of sums payable to taxation authorities, within the limits allowed by law.

Marketable securities

Treasury shares

Balance at December 31, 2001: Euro 2,726 thousand

Balance at December 31, 2000: Euro 895 thousand

At December 31, 2001, the company had 696,500 own shares with a nominal value of Euro 0.05 each for the countervalue stated in the financial statements. During the year, the company purchased 1,543,000 own shares, representing 0.77% of the share capital, at an average price of Euro 3.78 per share and sold 1,096,000 own shares, representing 0.55% of the share capital, at an average price of Euro 4.97 per share, as approved by the shareholders' meeting on December 20, 2001, which renewed the authorisation to purchase and sell ordinary company shares until June 20, 2003, up to a maximum of 10% of the ordinary shares issued.

Cash and cash equivalents

Balance at December 31, 2001: Euro 13 thousand

Balance at December 31, 2000: Euro 1,237 thousand

The balance is determined on the basis of the face value of the current accounts held with banks and includes interest matured at December 31, 2001.

"Cash on hand" represents the face value of cash held at year end.

Accrued income and prepaid expenses

Balance at December 31, 2001: Euro 28 thousand

Balance at December 31, 2000: Euro 122 thousand

The balance is composed of prepaid expenses relating to insurance premiums, rent payments and various services.

LIABILITIES

Shareholders' equity

Changes occurred during the year in net worth are summarised in attachment 5.

There are no revenue or capital reserves subject to restrictions or taxable on distribution.

The main items at year end are commented on below.

Share capital

Balance at December 31, 2001: Euro 10,007 thousand

Balance at December 31, 2000: Euro 10,336 thousand

The reduction of Euro 329 thousand in share capital was a necessary consequence of its conversion into Euro and subsequent rounding as resolved by the shareholders on May 4, 2001. The rounding difference was allocated to the legal reserve as described in detail below.

On May 4, the shareholders approved the distribution of a dividend for the year ended December 31, 2000 of Euro 0.03 (rounded up) for each of the 200,130,000 shares, for a total amount of Euro 5,168 thousand.

At the balance sheet date, the ownership of the company is as follows:

Shareholder	No. of ordinary shares	% of share capital
PA Investments S.A.	134,267,900	67.09
Directors	403,900	0.20
Treasury shares	696,500	0.35
Market	64,761,700	32.36
Total	**200,130,000**	**100.00**

The changes during the year in shares owned by directors, statutory auditors and general managers are presented in attachment 13, in compliance with relevant legislation.

Reserves include:

Share premium reserve

Balance at December 31, 2001: Euro 26,881 thousand

Balance at December 31, 2000: Euro 28,712 thousand

The share premium reserve decreased by Euro 1,831 thousand resulting from the purchase and sale of own shares.

Legal reserve

Balance at December 31st, 2001: Euro 2,467 thousand

Balance at December 31st, 2000: Euro 1,478 thousand

The increase of Euro 989 thousand with respect to the previous year is due to the allocation of a portion of the net income for 2000 (Euro 660 thousand), as approved by the shareholders on May 4th, 2001, and to the rounding difference resulting from the conversion of share capital into Euro (Euro 329 thousand).

Reserve for treasury shares

Balance at December 31, 2001: Euro 2,726 thousand

Balance at December 31, 2000: Euro 895 thousand

The 2001 balance is the result of the purchase and sale of own shares described in detail in the note to the "Share premium reserve".

These transactions were within the maximum limit allowed by the shareholders' meeting of December 20, 2001, which authorised the purchase and sale of company shares for a period of 18 months, limited to 10%

of ordinary shares issued.

Extraordinary reserve

Balance at December 31, 2001: Euro 4,371 thousand

Balance at December 31, 2000: Euro 3,051 thousand

There was a net increase of Euro 1,320 thousand due to the allocation to the reserve of a portion of net income for 2000.

Severance pay fund

Balance at December 31, 2001: Euro 536 thousand

Balance at December 31, 2000: Euro 1,147 thousand

Changes during the year were as follows:

	Workers	Office staff	Executives	Total
Balance at December 31, 2000	57	633	457	1,147
Accrual	7	109	146	262
Trasfers to GTP Holding S.p.A.	-	-	29	29
Trasfers to ITTIERRE S.p.A.	(28)	(540)	(1)	(569)
Utilisation	(21)	(69)	(243)	(333)
Balance at December 31, 2001	**15**	**133**	**388**	**536**

Accounts payable

Due to banks before 12 months

Balance at December 31, 2001: Euro 138,675 thousand

Balance at December 31, 2000: Euro 78,880 thousand

The balance is determined on the basis of the face value of bank overdrafts and includes charges accrued at December 31, 2001.

The balance also includes payables to banks for short-term financial transactions, as well as the repayments of principal due before 12 months relating to the loans described below.

Accounts payable may be analysed as follows:

	12/31/2001	12/31/2000
Ordinary current accounts	24	-
Credit lines	122,401	70,755
Sub total	**122,425**	**70,755**
Short-term loan instalments	16,250	8,125
Total	**138,675**	**78,880**

Credit lines and short-term loan instalments may be analysed as follows:

Credit lines	12/31/2001	12/31/2000
Utilised amount of the stand-by credit line co-ordinated by San Paolo IMI S.p.A., disbursed on November 22, 1999 for a total amount of Euro 25,823 thousand repayable in May 2001, 3 month Euribor (365 basis) + 0.375% spread	-	25,823
Utilised amount of the stand-by credit line granted by Banca di Roma, disbursed on September 8, 1999 for a total amount of Euro 25,823 thousand repayable in February 2001, 3 month Euribor (365 basis) + 0.75% spread, the due date of which has been postponed to May 2002	19,109	8,780
Utilised amount of the stand-by credit line co-ordinated by San Paolo IMI S.p.A., disbursed on January 28, 2000 for a total amount of Euro 51,646 thousand repayable on July 25, 2001, 1 year Euribor + 0.375% spread	-	36,152
Utilised amount of the stand-by credit line co-ordinated by a banking syndicate headed by San Paolo IMI S.p.A., disbursed on June 14, 2001 for a total amount of Euro 77,469 thousand repayable on December 12, 2002, 1 year Euribor annuale + 0.60% spread	77,469	-
Utilised amount of the stand-by credit line granted by Banca Popolare di Milano S.p.A., disbursed on July 4, 2001 for a total amount of Euro 25,823 thousand repayable on January 2, 2003, 1 year Euribor + 0.75% spread	25,823	-
Total credit lines	**122,401**	**70,755**
Short-term loan instalements		
Loan co-ordinated by Mediocredito Centrale S.p.A., disbursed on April 17, 2000 for a total amount of Euro 65,000 thousand repayable in six monthly instalements due on May 3 and November 3, with the final instalement due on May 3, 2005, six month Euribor (365 basis) + 0.65% spread	16,250	8,125
Total short-term loan instalements	**16,250**	**8,125**

Due to banks after 12 months

Balance at December 31, 2001: Euro 40,625 thousand

Balance at December 31, 2000: Euro 56,875 thousand

The 2001 balance relates to portions of loans due after 12 months as detailed below:

	12/31/2001	12/31/2000
Loan co-ordinated by Mediocredito Centrale S.p.A., disbursed on April 17, 2000 for a total amount of Euro 65,000 thousand repayable in six monthly instalements due on May 3 and November 3, with the final instalement due on May 3, 2005, six month Euribor (365 basis) + 0.65% spread	40,625	56,875
Total	**40,625**	**56,875**

Due to suppliers before 12 months

Balance at December 31, 2001: Euro 1,174 thousand

Balance at December 31, 2000: Euro 2,567 thousand

Payables due to suppliers refer to the purchase of goods and services including the accrual for invoices to be received. In particular, the balance includes:

	12/31/2001	12/31/2000
Italian suppliers	97	338
Italian consultants	1,044	2,011
Foreign consultants	28	208
Due to related parties	5	10
Total	**1,174**	**2,567**

The balance has decreased by Euro 1,393 thousand.

The amounts mainly relate to fees due to software houses for consultancy services provided in relation to the company's IT system.

Due to subsidiaries before 12 months

Balance at December 31, 2001: Euro 3,879 thousand

Balance at December 31, 2000: Euro 17,491 thousand

The balance is composed of:

- Euro 2 thousand due to M.A.C. - MANIFATTURE ASSOCIATE CASHMERE S.p.A. for an invoice to be received relating to the recharging of costs incurred on the holding company's behalf in 2001;
- Euro 3,877 thousand (principal and interest) due to MALO S.p.A. for the granting of a current account with interest payable quarterly in arrears at 3-month Euribor less 0.75%, as per the revised contract of

July 1, 2001.

Due to parent companies before 12 months

Balance at December 31, 2001: Euro 14 thousand

Balance at December 31, 2000: Euro 220 thousand

The balance relates to the amount due to GTP HOLDING S.p.A. for the transfer of two managers during the year.

Sums payable to taxation authorities due before 12 months

Balance at December 31, 2001: Euro 97 thousand

Balance at December 31, 2000: Euro 234 thousand

This item consists of payables due to taxation authorities for IRPEF withholding tax on salaries and wages. Tax payables are stated as a reduction of "Receivables - due from others before 12 months".

Due to social security agencies

Balance at December 31, 2001: Euro 19 thousand

Balance at December 31, 2000: Euro 205 thousand

The balance represents the payables due to social security agencies (PREVINDAI, INPS, INPDAI, FASI and INAIL) excluding those payables which may be set off against receivables, which are classified as a reduction of "Receivables - due from others before 12 months".

Other accounts payable due before 12 months

Balance at December 31, 2001: Euro 1,280 thousand

Balance at December 31, 2000: Euro 984 thousand

This item may be analysed as follows:

	12/31/2001	12/31/2000
Remuneration	354	437
Remuneration to the Board to Statutory Auditors	77	65
Remuneration to the Board of Directors	307	370
Other	542	112
Total	**1,280**	**984**

There has been an increase of Euro 296 thousand.

Remuneration due to employees but not yet paid at year end is also included in this balance. These amounts (Euro 220 thousand) were stated under accrued liabilities and deferred income in the balance sheet at December 31, 2000 and have accordingly been reclassified.

"Other" includes the payable due to DINERS CLUB SIM S.p.A. for the purchase of its shares on December 27 and 28.

Accrued liabilities and deferred income

Balance at December 31' 2001: Euro 477 thousand

Balance at December 31, 2000: Euro 969 thousand

The balance is composed of the following:

	12/31/2001	12/31/2000
Accrued interest expense	460	964
Other	17	5
Total accrued liabilities	**477**	**969**
Total accrued liabilities and deferred income	**477**	**969**

The decrease of Euro 492 thousand over the previous year was mainly due to a considerable decrease in accrued interest on loans and credit lines disbursed to the company. As described in the note to "Other accounts payable due before 12 months", remuneration due to employees at year end but not yet paid has been reclassified.

MEMORANDUM ACCOUNTS

Commitments and other memorandum accounts not disclosed in the balance sheet

All commitments and other memorandum accounts are stated at the foot of the balance sheet.

Commitments and other memorandum accounts disclosed in the balance sheet

Balance at December 31, 2001: Euro 45,205 thousand

Balance at December 31, 2000: Euro 16,367 thousand

Guarantees and similar provided on behalf of subsidiaries

These were issued on behalf of:

- ALLISON S.p.A.
  - to Mimo S.p.A., for Euro 86 thousand, for the lease of premises in Via Volta, 21, Limena (PD), Italia;
  - to Banca Popolare di Bergamo S.p.A., for Euro 7,747 thousand, for the granting of credit lines;
  - to Cassa di Risparmio di Parma e Piacenza S.p.A., for Euro 6,197 thousand, for the granting of credit lines;
- MAGIC STYLE S.r.l.
  - to Fintorlonia II S.p.A., for Euro 465 thousand, for the lease of premises in Via Bocca di Leone, Roma, Italia;
- ITTIERRE S.p.A.
  - to Premises di Porta Venezia S.r.l., for Euro 182 thousand, for the lease of premises in Via Serbelloni, Milano, Italia;
  - to Banco di Sicilia S.p.A., for Euro 7,747 thousand, for the granting of credit lines;
- ITTIERRE SUISSE GmbH
  - for Euro 30 thousand for customs duties;
- M.A.C. - MANIFATTURE ASSOCIATE CASHMERE S.p.A.
  - to Designer Centre S.r.l., for Euro 28 thousand, for the lease of premises in Via Di Limite, Campi Bisenzio (FI), Italia;
  - to Cassa di Risparmio di Firenze S.p.A., for Euro 5,165 thousand, for the granting of credit lines;
- ITJ S.p.A.
  - to the Treasury Office, for Euro 678 thousand, for the disbursement of a capital grant;
- GIGLI S.p.A.
  - to Sancarlo S.a.s., for Euro 28 thousand, for the lease of premises in Via Fumagalli, Milano, Italia;

- IT USA Inc.
  - to third parties, for Euro 632 thousand, for lease contracts;
  - to Banca di Roma Isernia in favour of Banca di Roma, New York, for Euro 6,808 thousand, for its utilisation of the portion of the Euro 25,823 thousand stand-by credit line granted to IT HOLDING S.p.A.;
- EXTÈ (UK) Ltd.
  - to Abbeyport Limited, for Euro 863 thousand, for the lease of premises in Sloane Street, London, UK.

Patronage letters provided on behalf of subsidiaries

The balance is nil at December 31, 2001 due to the expiry of the patronage letters issued to Rolo Banca S.p.A. and Banca Nazionale del Lavoro on behalf of ITTIERRE S.p.A., for a total of Euro 8,935 (Euro 7,747 thousand and Euro 1,188 thousand respectively), for credit lines granted.

Purchase commitments

The balance of Euro 8,549 thousand represents the commitment to Clark Immobiliare S.r.l. for taking over the financial lease contract relating to the Via Arconati building in Milano.

Indemnity agreement

Following its demerger from GRUPPO GIT S.p.A. in 1996, IT HOLDING S.p.A. signed an indemnity agreement with PA Investments S.A. whereby the latter undertook unconditionally and irrevocably to indemnify and hold harmless IT HOLDING S.p.A. and its subsidiaries from any damages, costs, liabilities, unexpected losses, or unrealised expenses or non-existent assets which, according to accounting principles, should have been reflected in the financial statements of IT HOLDING S.p.A. or any of its subsidiaries, but were not disclosed therein (or were reported in a lower amount), and which may have arisen out of any of the following:

- breach of contract or other obligations occurring up to December 31, 1996, even if IT HOLDING S.p.A. or a subsidiary was held liable therefor;

- civil, criminal, administrative or tax court proceedings concerning circumstances, acts or omissions occurring up to December 31, 1996, even if IT HOLDING S.p.A. or a subsidiary was held liable therefor;
- violation of any applicable law (for example provisions concerning the preparation of financial statements, tax and labour legislation and social security contributions), up to December 31, 1996, even if IT HOLDING S.p.A. or a subsidiary was held liable therefor.

This indemnity agreement obviously covers all cases of joint and several liability which may involve IT HOLDING S.p.A. as per article 2504 decies.

The agreement has a term of five years, excluding tax and social security matters, since in such cases the agreement will be valid and binding until the due date of the relative limitation period.

INCOME STATEMENT

Value of production

revenues from sales and services

Balance at December 31, 2001: Euro 8,457 thousand

Balance at December 31, 2000: Euro 11,455 thousand

Revenues are analysed in attachment 6 on the basis of geographical distribution and significant business activity.

They are mainly composed of services that IT HOLDING S.p.A. has provided to group companies following the centralisation of the administrative, tax, financial and IT areas, management control, commercial strategy definition and personnel management and include:

- Euro 3,743 thousand from the subsidiary ITTIERRE S.p.A.;
- Euro 18 thousand from the subsidiary IT FINANCE AND TRADING B.V.;
- Euro 2,324 thousand from the subsidiary ITJ S.p.A.;
- Euro 111 thousand from the subsidiary HYPSOS S.r.l.;
- Euro 101 thousand from the subsidiary ITTIERRE MODEN GmbH;
- Euro 190 thousand from the subsidiary IT USA Inc.;

- Euro 80 thousand from the subsidiary ITTIERRE FRANCE S.A.;
- Euro 4 thousand from the parent company PA Investments S.A.;
- Euro 7 thousand from the parent company GTP HOLDING S.p.A.;
- Euro 161 thousand from the subsidiary ITC S.p.A.;
- Euro 22 thousand from the subsidiary ITTIERRE SUISSE GmbH.
- Euro126 thousand from the subsidiary FAR IT Ltd.;
- Euro 15 thousand from the subsidiary HOBBYMARKT WASSENAAR B.V.;
- Euro 80 thousand from the subsidiary ALLISON S.p.A.;
- Euro 344 thousand from the subsidiary M.A.C. - MANIFATTURE ASSOCIATE CASHMERE S.p.A.;

Costs of production

raw, ancillary, consumable materials, and merchandise

2001 balance: Euro 172 thousand

2000 balance: Euro 107 thousand

The balance is composed of costs for the company's activities.

outside services

2001 balance: Euro 3,980 thousand

2000 balance: Euro 4,765 thousand

These are costs for consultancy services both received by IT HOLDING S.p.A. itself and those provided to the group companies.

The most significant balances are as follows:

- remuneration to the board of directors for Euro 458 thousand;
- remuneration to the board of statutory auditors for Euro 79 thousand;
- administrative, tax and financial consultancy services for Euro 245 thousand;
- audit of the financial statements for Euro 94 thousand;
- IT consultancy services for Euro 43 thousand:
- legal consultancy services for Euro 197 thousand;

- advertising and other promotional activities for Euro 87 thousand;
- travel and transfers for Euro 645 thousand;
- commercial consultancy services for Euro 38 thousand;
- costs for centralised services recharged to group companies for Euro 1,235 thousand;
- research and training costs for Euro 90 thousand;
- entertainment expenses for Euro 77 thousand.

There has been a decrease of Euro 785 thousand mainly because the holding company has availed itself of fewer outside services to ensure the quality of services it provides to the group companies.

use of third party assets

2001 balance: Euro 438 thousand

2000 balance: Euro 410 thousand

The 2001 balance is composed of finance leases for motor vehicles and operating assets and rent due for the administrative offices and building located in Milano, Italia. The increase of Euro 28 thousand arises from the new lease contracts signed during the year.

personnel

2001 balance: Euro 4,752 thousand

2000 balance: Euro 5,298 thousand

This item includes gross wages and salaries paid to workers, office staff and management, social security charges, allocations to the severance pay fund and other personnel related costs including INAIL charges. The reduction of Euro 546 thousand in personnel costs is a consequence of the transfer of the majority of the workforce to ITTIERRE S.p.A. during the year.

amortisation/depreciation and write-downs

2001 balance: Euro 2,100 thousand

2000 balance: Euro 1,748 thousand

This item includes the amortisation of intangible assets amounting to Euro 1,884 thousand and the depreciation of tangible assets amounting to Euro 216 thousand. The increase of Euro 352 thousand is due

to the increased amortisation charge for intangible assets (Euro 270 thousand) resulting from the capitalisation of long-term costs.

sundry operating costs

2001 balance: Euro 90 thousand

2000 balance: Euro 169 thousand

This item comprises all other operating costs not included in the above-mentioned items, in particular: sundry administrative costs, stamps, non-deductible expenses, municipality taxes, membership fees and corporate compliance costs.

Financial income and charges

income from shareholdings in subsidiaries

2001 balance: Euro 12,500 thousand

2000 balance: Euro 24,209 thousand

This item includes the recognition of dividends of Euro 8,000 thousand attributable to 2001, to be paid by ITTIERRE S.p.A. in 2002, and the related tax credit of Euro 4,500 thousand.

other financial income: long-term receivables due from subsidiaries

2001 balance: Euro 4,600 thousand

2000 balance: Euro 4,318 thousand

This relates to interest income accrued on credit lines granted to subsidiaries during the year, as described in the section "Receivables from subsidiaries due before 12 months" under long-term financial assets. The highest amounts are due from ITTIERRE S.p.A. (Euro 1,178 thousand), M.A.C. - MANIFATTURE ASSOCIATE CASHMERE S.p.A. (Euro 1,656 thousand) and GIGLI S.p.A. (Euro 1,180 thousand); they are the result of ordinary financial co-ordination activities carried out by the holding company on behalf of its subsidiaries.

other financial income: long-term receivables due from other parties

2001 balance: Euro 0

2000 balance: Euro 70 thousand

This item includes interest income accrued on the credit line granted to SERVIZI MODA S.p.A. (now SERVIZI MODA S.r.l.) in 2000. This company was a direct subsidiary of IT HOLDING S.p.A. until June 23, 2000 but is no longer part of the group.

other financial income: other long-term financial assets

2001 balance: Euro 243 thousand

2000 balance: Euro 0

The balance is composed of gains on the sale of own shares.

other financial income: other parties

2001 balance: Euro 7 thousand

2000 balance: Euro 51 thousand

The balance comprises bank interest income (Euro 4 thousand) and gains on foreign exchange arising from transactions in foreign currency during the year (Euro 3 thousand).

interest and other financial charges: subsidiaries

2001 balance: Euro 509 thousand

2000 balance: Euro 0

This item is composed of interest expense accrued on the granting of current accounts by MALO S.p.A. (Euro 169 thousand) and ITTIERRE S.p.A. (Euro 340 thousand), the latter of which was closed during 2001.

interest and other financial charges: other parties

2001 balance: Euro 8,251 thousand

2000 balance: Euro 6,525 thousand

This item mainly includes interest expense accrued on the loan granted by a banking syndicate managed by Mediocredito Centrale S.p.A. (Euro 3,456 thousand), on stand-by credit lines co-ordinated by San Paolo IMI S.p.A. and the credit lines granted by Banca di Roma S.p.A. and Banca Popolare di Milano S.p.A. (Euro 4,659 thousand). The increase of Euro 1,726 thousand was due to the greater utilisation of credit lines and the granting of new loans, as detailed in the section "due to banks before 12 months". The balance also

comprises losses on foreign exchange arising from transactions in foreign currency during the year (Euro 14 thousand).

Extraordinary items

non-recurring gains

2001 balance: Euro 390 thousand

2000 balance: Euro 155 thousand

This item mainly relates to differences on accruals and tax calculations made in previous years.

non-recurring losses

2001 balance: Euro 9 thousand

2000 balance: Euro 97 thousand

This item mainly relates to differences on accruals made in previous years

other items

2001 balance: Euro 722 thousand

2000 balance: Euro 31 thousand

This item mainly consists of costs incurred for due to leaving incentives and extraordinary indemnities for the early termination of employment contracts.

Income taxes

2001 balance: Euro 1,970 thousand

2000 balance: Euro 7,912 thousand

This item is composed of:

	2001	2000
Current taxes	6,186	4,590
Deferred taxes	(4,216)	3,322
Income taxes	**1,970**	**7,912**

The reconciliation between the theoretical and actual tax charges is analysed below for IRPEG purposes only as there was no IRAP taxable income at December 31, 2001.

Result before taxes	**5,175**	
Theoretical tax charge (36%)		1,863
Tax effect of permanent differences	301	
Tax charge on permanent differences (36%)		107
Total tax charge	**5,476**	
Tax charge attributable to the year		**1,970**

The difference between the theoretical and actual tax charge, the latter amounting to Euro 1,970 thousand, relates to non-deductible expenses which will not reverse in future years (permanent differences).

Deferred tax assets of Euro 4,216 thousand represent the variation in deferred tax assets with respect to 2000 and the tax effect of the dividends to be received from ITTIERRE S.p.A..

6) OTHER INFORMATION AND REMARKS

Receivables and payables due after five years, payables secured by company assets, and prepayments and accruals exceeding five years

In accordance with point 6 of article 2427 of the Civil Code there are no receivables or payables due after five years. Furthermore, there are no payables secured by company assets or prepayments and accruals exceeding five years.

Capitalized financial charges

No financial charges have been capitalised in asset values stated in the balance sheet.

Other costs capitalized as intangible assets during the year were charges incurred for the granting of a stand-by credit line co-ordinated by San Paolo IMI S.p.A., and those relating to the loan granted by a banking

syndicate, with Mediocredito Centrale S.p.A. as lead manager.

Average number of employees by category

This is set out as a table in attachment 7.

Remuneration of directors and statutory auditors

The remuneration of the Board of Directors and the Board of Statutory Auditors is detailed in attachment 8.

No director or statutory auditor has any interest in extraordinary transactions carried out by IT HOLDING S.p.A. during the year or begun in prior years and not yet completed.

At the balance sheet date, no director or statutory auditor had received any loan from the company.

Classes of shares issued by the company

These are detailed in attachment 9 as provided for by point 17 of article 2427 of the Civil Code.

Shareholdings of Directors, Statutory Auditors and CEOs in IT HOLDING S.p.A. and its subsidiaries

The required information is contained in the Directors' Discussion and Analysis under "Shareholdings of Directors, Statutory Auditors and CEOs in IT HOLDING S.p.A. and its subsidiaries" and analyzed in attachment 13.

Dividend-right shares and other securities issued by the company

The share capital does not comprise dividend-right shares.

The company has not issued either dividend-right shares or bonds convertible to shares or other or similar securities during the year. Therefore, no attachment has been included in relation to point 18 of article 2427 of the Civil Code.

Tax position

IT HOLDING S.p.A. does not have any ongoing disputes with taxation authorities.

The years still open for tax assessments are from 1997 onwards for VAT and 1996 onwards for direct taxation.

In compliance with article 105 of the TUIR (Consolidated Tax Act) the company has calculated amounts in the A and B baskets, based on taxes paid in the tax return, resulting in the determination of distributable dividends with a full or limited tax credit (attachment 10).

There are no reserves or provisions taxed on distribution.

Information required from Directors by tax legislation

In accordance with the provisions of article 10 of Law 72/83, the company has not applied any revaluations during the year.

Relationships with subsidiaries, parent companies and with companies controlled by the latter

Reference should be made to the Directors' Discussion and Analysis and previous sections in these notes for further information.

All intercompany transactions and those with related parties are performed on an arm's length basis or at more advantageous conditions.

Significant events after the year-end

Reference should be made to the section "Significant events after the year end" in the Directors' Discussion and Analysis.

7) FINAL CONSIDERATIONS

The nature and business activities of the company and significant events occurred during and after the year end are described in the Directors' Discussion and Anlysis.

On behalf of the Board of Directors

Tonino Perna

Chairman

(signed on the original)

ATTACHMENTS TO THE NOTES TO THE FINANCIAL STATEMENTS*

* In Euros unless started.

Changes in intangible assets
(Attachment I)

Intangible assets	2000 balances				Net opening balance	Changes during the year						Net closing balance
	Cost	Revaluation	Accumulated amortization	Write-off		Increase	Reclassified items	Decrease	Revaluation	Amortisation	Write-off	
Start-up and expansion costs	1,710,911	-	467,738	-	1,243,173	-	298,001	-	-	401,782	-	1,139,392
Licences, trademarks and permits	4,912,560	-	1,128,043	-	3,784,517	796,771	4,089	-	-	1,229,146	-	3,356,231
Assets in formation and advances	254,640	-	-	-	254,640	4,072,953	(302,090)	-	-	-	-	4,025,503
Other	1,167,936	-	423,947	-	743,989	449,663	-	-	-	253,067	-	940,585
Total	**8,046,047**	-	**2,019,728**	-	**6,026,319**	**5,319,387**	-	-	-	**1,883,995**	-	**9,461,711**

Changes in tangible assets
(Attachment 2)

Tangible assets	**2000 balances**				**Net opening balance**	**Changes during the year**							**Net closing balance**
	Cost	Revaluation	Accumulated amortization	Write-off		Additions	Reclassified items	Sales and disposals	Utilisation	Revaluation	Depreciation	Write-off	
Plant and machinery	16,605	-	3,459	-	13,146	-	-	-	-	-	2,076	-	11,070
Industrial and commercial equipment	872	-	545	-	327	-	-	-	-	-	218	-	109
Other assets	993,012	-	185,012	-	808,000	113,554	-	-	-	-	214,042	-	707,512
Total	**1,010,489**	-	**189,016**	-	**821,473**	**113,554**	-	-	-	-	**216,336**	-	**718,691**

Changes in long-term financial assets
(Attachment 3)

Long-term financial assets	2000 balances			Net opening balance	Changes during the year					Net closing balance
	Cost	Revaluation	Write-off		Increase	Reclassified items	Decrease	Revaluation	Write-off	
Shareholdings in:										
a) subsidiaries	98,823,223	-	-	98,823,223	9,454,569	(52)	-	-	-	108,277,740
ITTIERRE S.p.A.	13,592,528	-	-	13,592,528	-	33,569,802	-	-	-	47,162,330
ITTIERRE ITALIA S.p.A.	33,569,802	-	-	33,569,802	-	(33,569,802)	-	-	-	-
HYPSOS S.r.l.	52	-	-	52	-	(52)	-	-	-	-
M.A.C. - Manifatture Associate Cashmere S.p.A.	39,817,573	-	-	39,817,573	8,164,569	-	-	-	-	47,982,142
ALLISON S.p.A.	5,841,232	-	-	5,841,232	-	-	-	-	-	5,841,232
GIGLI S.p.A.	516,457	-	-	516,457	1,200,000	-	-	-	-	1,716,457
MALO S.p.A.	5,485,579	-	-	5,485,579	-	-	-	-	-	5,485,579
IBEX 2001 S.p.A.	-	-	-	-	90,000	-	-	-	-	90,000
d) other	-	-	-	-	-	52	-	-	-	52
HYPSOS S.r.l.	-	-	-	-	-	52	-	-	-	52
Receivables:	72,803,796	147	-	72,803,943	131,736,312	-	114,521,541	-	-	90,018,714
a1) due from subsidiaries before 12 months	72,795,588	-	-	72,795,588	129,340,022	-	114,501,927	-	-	87,633,683
a2) due from subsidiaries after 12 months	-	-	-	-	1,248,000	-	-	-	-	1,248,000
d1) due from others before 12 months	-	-	-	-	1,121,625	-	-	-	-	1,121,625
d2) due from others after 12 months	8,208	147	-	8,355	26,665	-	19,614	-	-	15,406
Total	**171,627,019**	**147**	**-**	**171,627,166**	**141,190,881**	**-**	**114,521,541**	**-**	**-**	**198,296,506**

Changes in shareholdings in subsidiaries and affiliates
(Attachment 4)

Name	Registered offices	Currency	Share capital	Shareholders' equity	Net income (loss) at 31/12/2000	% of holding	Type of holding	Net book value
Subsidiaries:								**108,277,740**
ITTIERRE S.p.A.	Zona Industriale 86090 Pettoranello di Molise (IS)	Euro	33,540,000	79,151,310	8,681,675	100%	Direct	47,162,330
M.A.C. - Manifatture Associate Cashmere S.p.A.	Via Gattinella, 6 - Località Capalle 50010 Campi Bisenzio (FI)	Euro	2,580,000	5,795,058	(5,062,617)	100%	Direct	47,982,142
ALLISON S.p.A.	Via Alessandro Volta, 21 35010 Limena (PD)	Euro	1,702,800	3,176,080	899,050	100%	Direct	5,841,232
IBEX 2001 S.p.A.	Corso Monforte, 30 20122 Milan	Euro	100,000	97,554	(2,446)	90%	Direct	90,000
GIGLI S.p.A.	Zona Industriale 86090 Pettoranello di Molise (IS)	Euro	520,000	650,279	(1,087,677)	100%	Direct	1,716,457
MALO S.p.A.	Via Gattinella, 6 - Località Capalle 50010 Campi Bisenzio (FI)	Euro	5,200,000	5,350,254	89,367	100%	Direct	5,485,579

Changes in Shareholders' equity
(Attachment 5)

Shareholders' equity	Changes during the year						Balance at 12/31/2001
	Balance at 31/12/00	Allocation of net income	Net transfers	Share capital increase	Dividends distribution	Net income (loss)	
Share capital	10,335,852	-	(329,352)	-	-	-	**10,006,500**
Share premium reserve	28,711,426	-	(1,830,416)	-	-	-	**26,881,010**
Legal reserve	1,477,654	659,782	329,352	-	-	-	**2,466,788**
Reserve for purchase of own shares	894,630	-	1,830,416	-	-	-	**2,725,046**
Other reserves:	**3,051,371**	**1,319,564**	-	-	-	-	**4,370,935**
- extraordinary reserve	3,051,371	1,319,564	-	-	-	-	4,370,935
Retained earnings (losses) carried forward	9,541,685	6,048,369	-	-	-	-	**15,590,054**
Net income (loss) for the year	13,195,641	(8,027,715)	-	-	(5,167,926)	3,204,697	**3,204,697**
Total Shareholders' equity	**67,208,259**	-	-	-	**(5,167,926)**	**3,204,697**	**65,245,030**

Analysis of revenues from sales and services and other revenues and income
(Attachment 6)

	Geographic area		Total revenues 12/31/2001	Geographic area		Total revenues 12/31/2000
	Italy	Abroad		Italy	Abroad	
Revenues from services	5,723,284	501,273	**6,224,557**	8,380,340	417,142	**8,797,482**
Subtotal	**5,723,284**	**501,273**	**6,224,557**	**8,380,340**	**417,142**	**8,797,482**
Other revenues and income	2,132,183	100,630	**2,232,813**	2,530,588	126,682	**2,657,270**
Subtotal	**2,132,183**	**100,630**	**2,232,813**	**2,530,588**	**126,682**	**2,657,270**
Total revenues	**7,855,467**	**601,903**	**8,457,370**	**10,910,928**	**543,824**	**11,454,752**

Number of employees
(Attachment 7)

Category	Number at 12/31/2001	Average number at 12/31/2001	Number at 12/31/2000	Average number at 12/31/2000
Executives	10	12.25	11	11.9
Office staff	23	44.33	71	69.83
Workers	2	3.75	6	6
Junior managers	3	9.42	13	13
Total	**38**	**69.75**	**101**	**100.73**

Remuneration of Directors and Statutory Auditors
(Attachment 8)

Category	In office at 12/31/2001	Remuneration	Resignations during the year	Remuneration	Total remuneration
Directors	6	340,657	1	116,867	457,524
Statutory Auditors	3	71,142	1	7,798	78,940

Classes of shares issued by the company
(Attachment 9)

Classes of shares	Opening balance		Issues during the year		Closing balance	
	Number	Nominal value	Number	Nominal value	Number	Nominal value
Ordinary shares	200,130,000	0.05	-	-	200,130,000	0.05
Preference shares	-	-	-	-	-	-
Savings shares	-	-	-	-	-	-
Other classes	-	-	-	-	-	-
Total	**200,130,000**	**0.05**	**-**	**-**	**200,130,000**	**0.05**

Calculation of A) and B) baskets as per article 105 of the consolidated tax act
(Attachment 10)

	Amount	Date	%	Basket A)	Basket B)
OPENING BALANCE				**6,880,904.00**	**1,431,980.04**
Increases:					
Income taxes				**4,425,584.76**	
Additional payment					
Lower-band income			58.73%		
48.65% on DIT income			58.73%		
Tax losses carried forward			37%		
Total increases				**4,425,584.76**	-
Decreases:					
Allocation of net income at December 31st, 2000	5,167,667.73	02/05/2001	58.73%	3,034,971.26	-
Total decreases	**5,167,667.73**			**3,034,971.26**	-
Residual excess (October 1 up to 2006)			5.625%		
CLOSING BALANCE (Tax return 2000)				**8,271,517.50**	**1,431,980.04**

Dividends distributed with full tax credit (Basket A / 0.5873)	14,083,973.28
Dividends distributed with limited tax credit (Basket B / 0.5873)	2,438,242.88

Cash flow statement
(Attachment 11)

In thousands of Euros

	12/31/2001	12/31/2000
Cash flows from operating activities:		
■ Net income	3,205	13,196
■ Adjustments made to reconcile net income with variations in cash flows from operating activities:		
- Depreciation and amortisation	2,100	1,748
- Severance pay fund	291	436
■ Changes in working capital excluding cash		
- Trade receivables	51	(30)
- Receivables due from parent companies	52	(61)
- Other receivables	(4,657)	(1,056)
- Accrued income and prepaid expenses	94	7
- Receivables due from group companies and related parties	9,825	(23,608)
- Purchase of own shares	(1,830)	(895)
- Suppliers	(1,393)	(925)
- Sums payable to taxation authorities	(137)	86
- Accrued liabilities, deferred income and other current liabilities	(381)	439
- Payables due to group companies and related parties	(13,612)	2,739
- Other long-term liabilities	(900)	(327)
Net cash flows from operating activities	(7,292)	(8,251)
Cash flows from investing activities:		
■ Sale of (additions to) intangible fixed assets	(3,054)	(4,884)
■ Sale of (additions to) tangible fixed assets	(2,379)	(135)
■ Changes in shareholdings	(9,455)	(22,245)
■ Changes in long-term financial assets	(17,215)	(27,566)
Net cash flows from investing activities	(32,103)	(54,830)
Cash flows from financing activities:		
■ Increase (decrease) in payables due to parent company	(206)	(115)
■ Changes in short-term financial payables	59,795	25,340
■ Receipt/repayment of loans	(16,250)	43,963
■ Dividends	(5,168)	(5,164)
■ Share capital increase	-	37
Net cash flows from financing activities	38,171	64,061
Increase (decrease) in cash	(1,224)	980
Cash - opening balance	1,237	257
Cash - closing balance	13	1,237

Remuneration of Directors and Statutory Auditors of IT HOLDING S.p.A. and its subsidiaries
(Attachment 12)

	Description of office		Remuneration			Total remuneration
Name	Office held	Office term	Fees	Bonuses and other incentives	Other remuneration	
Tonino Perna	Chairman and CEO	04/30/1999-12/31/2001*	635,807.98	-	7,230.44	643,038.42
Massimo S. Brunelli	Executive director	12/20/2001-12/31/2001*	311.29	-	17,951.24	18,262.53
Gian Carlo Di Risio	CEO	04/30/1999-10/09/2001**	208,712.25	-	3,615.22	212,327.47
Antonio Arcaro	Company director	04/30/1999-12/31/2001*	16,526.63	-	5,164.60	21,691.23
Bruno Assumma	Company director	04/30/1999-12/31/2001*	10,329.14	-	5,164.60	15,493.74
Antonio Di Pasquale	Company director	04/30/1999-12/31/2001*	10,329.14	-	6,713.98	17,043.12
Carlo Nicolai	Company director	04/30/1999-12/31/2001*	11,447.27	-	5,681.06	17,128.33
Aldo Sanchini	Chairman of the Board of Statutory Auditors	04/30/1999-12/31/2001*	24,686.60	-	6,713.98	31,400.58
Luigi Pezzi	Statutory auditor	04/30/1999-12/31/2001***	6,765.58	-	1,032.92	7,798.50
Maria Sarno	Statutory auditor	04/26/2001-12/31/2001*	12,265.82	-	6,197.52	18,463.34
Vittorio Silvestri	Statutory auditor	04/30/1999-12/31/2001*	56,866.01	-	6,197.52	63,063.53

* Term until approval of financial statements at December 31st, 2001
** Resigned as CEO on September 5 and as company director on October 9th
*** Resigned on April 26th, 2001

Shareholdings of Directors, Statutory Auditors, and COOs in IT HOLDING S.p.A. and its subsidiaries
(Attachment 13)

Name	Number of shares held at year end 2000	Number of shares purchased	Number of shares sold	Number of shares held at year end 2001
Antonio Arcaro	463,900	-	60,000	403,900

AUDITORS' REPORT IN ACCORDANCE WITH ARTICLE 156 OF LEGISLATIVE DECREE NO. 58 OF FEBRUARY 24TH, 1

KPMG

Revisione e organizzazione contabile

KPMG S.p.A.
Via Francesco Caracciolo 17
80122 NAPOLI NA

Telefono (081) 660785
Telefax (081) 662752

(Translation from the Italian original which remains the definitive version)

Report of the auditors in accordance with article 156 of legislative decree no. 58 of 24 February 1998

To the shareholders of
IT Holding S.p.A.

1 We have audited the financial statements of IT Holding S.p.A. as at and for the year ended 31 December 2001. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

2 We conducted our audit in accordance with the auditing standards recommended by Consob, the Italian Commission for Listed Companies and the Stock Exchange. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and are, as a whole, reliable. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Reference should be made to the report dated 6 April 2001 for our opinion on the prior year figures which are presented for comparative purposes as required by law.

3 In our opinion, the financial statements of IT Holding S.p.A. as at and for the year ended 31 December 2001 comply with the Italian regulations governing their preparation; therefore they are clearly stated and give a true and fair view of the financial position and results of the company.

4 We draw your attention to the following matters:

4.1 The company holds controlling interests in a number of companies and, in accordance with current legislation, has prepared consolidated financial statements. Such statements are presented in addition to its own financial statements in order to furnish adequate information on the financial position and results of both the company and the group. We have audited the consolidated financial statements and these (with our audit report thereon) are presented together with the statutory financial statements.

4.2 The subsidiary Ittierre S.p.A. has received a claim for damages as part of an action taken by a third party for an alleged serious breach of a fashion designer co-operation agreement prior to 31 December 1996. In this respect, and in respect of other possible litigation, reference should be made to the disclosure in the notes to the financial statements relating to an agreement between the company and its parent P.A. Investments S.A., whereby the parent holds harmless the IT Holding S.p.A. and its subsidiaries from any possible negative consequences deriving from events which occurred prior to 31 December 1996.

Naples, 5 April 2002

KPMG S.p.A.

(Signed on the original)

Giovanni Enrico Esposito
Director of Audit

IT HOLDING

(Translation from the Italian original which remains the definitive version)

2001 THIRD QUARTER REPORT

IT HOLDING S.p.A.
Corso Monforte, 30, Milan - Tel. 02-7630391 - Fax 02-780016
Registered offices: 86090 Pettoranello di Molise (Isernia) - Italy
Tel. 0865-4461/4462 Fax 0865-460290 - Share capital Euro 10,065,000, fully paid up
Isernia company register no. 38467/96 Tax code and VAT no. 00383950946

INDEX

DIRECTORS' REPORT	**3**
Recent developments	3
Group performance	4
THIRD QUARTER SCHEDULES	**5**
Reclassified consolidated income statement	6
Reclassifed consolidated balance sheet	7
INFORMATION	**8**
Presentation and contents of the consolidated third quarter report	8
Accounting policies and valuation criteria	8
Significant variations	9
Sector information and by geographical areas	9
Estimated future developments	10

DIRECTORS' REPORT

RECENT DEVELOPMENTS

The nine months to 30 September 2001 saw the group strengthen its position in the high-quality eyewear production sector with the acquisition of DESIL S.p.A.. It also entered the perfumes and cosmetics business with the incorporation of ITF S.p.A..

The group has acquired 51% of the share capital of DESIL S.p.A. through ALLISON S.p.A., with the option of acquiring the remaining 49% in 2010. DESIL S.p.A. is specialised in the production of gold laminated eyewear and is one of the key operators in the luxury goods market thanks to its use of state-of-the-art technologies and specialists well experienced in gold working. This acquisition is of great strategic value to the group as it enabled it to strengthen its positioning in the luxury goods market.

The group holds 80% of the share capital of ITF S.p.A. through its subsidiary IBEX S.p.A.. Roberto Martone who has a long involvement in the Italian upmarket perfumery sector owns the other 20%. The company will carry on product development and distribution activities, and Robert Martone's company ICR will be responsible for production. The group's entrance into the perfume and cosmetics market represents an important step in its diversification process into other luxury goods sectors.

The licensing of certain niche businesses - such as the Romeo Gigli and Husky clothing lines - to carefully selected partners is believed to be more suitable for the achievement of their growth objectives than if they were directly managed by the group which is currently involved in a number of important projects. The sub-licensing agreement for the Husky business and the licensing agreement for the Romeo Gigli business have been finalised for this purpose. In particular, GIGLI S.p.A. will maintain control of the design of products bearing its label, and their distribution.

GROUP PERFORMANCE

The 2001 third quarter figures are compared with those of the same period of the previous year.

Turnover for the first nine months of 2001 exceeded Euro 421,449 thousand, compared with Euro 341,071 thousand of the same period of 2000 (a 23.57% increase). This increase is due to the general increase in group product sales in all geographical areas, as shown by the figures given in the section "Sector information and by geographical area".

The gross operating margin for the period (Euro 47,415 thousand) increased Euro 7,162 thousand in absolute terms over the first nine months of 2000. This equals 11.25% as a percentage of net sales, which is substantially in line with the 11.8% recorded in the corresponding period of 2000.

In the first nine months of 2001, turnover from clothing and accessories increased 20.17% over the same period of 2000, while that of eyewear rose 82.06%.

The gross operating margin for clothing and accessories is in line with prior year figures (11.28% of net sales against 11.49%). The particularly strong results recorded by the group's traditional core business, "clothing for younger age groups", should be noted.

Despite the increase in its profitability, the eyewear sector recorded a drop in gross operating margin as a percentage of net sales. This outcome is mainly due to the considerable strengthening of the internal organisation of Allison S.p.A. (design, sales and logistics areas) carried out after 30 September 2000 as a result of the strong growth anticipated for 2001 and future years.

Comparing the 2001 third quarter figures with those of the same period of 2000 shows a 26.78% increase in turnover and an improvement in the gross operating margin, up from 11.75% to 13.65%.

After the impact of the change to the valuation criteria described in the section "Accounting policies and valuation criteria", the increase in depreciation and amortisation equals Euro 2.6 million and is mainly due to the finalisation of certain information technology investments and investments for the opening of new boutiques and the expansion of existing ones.

The increased indebtedness following the share capital increase has resulted in the greater impact of net financial charges, which equal 2.8% of turnover at 30 September 2001 compared with 2.15% at 30 September 2000.

THIRD QUARTER SCHEDULES
AND
INFORMATION

RECLASSIFIED CONSOLIDATED INCOME STATEMENT

(The third quarter schedules have not been audited)

	(in thousands of Euro)							
	30/09/2001 (nine months)		30/09/2000 (nine months)		30/09/2001 (three months)		30/09/2000 (three months)	
		% on turnover		% on turnover		% on turnover		% on turnover
Net sales	421.449	100,00	341.071	100,00	173.412	100,00	136.783	100,00
Gross operating margin	47.415	11,25	40.253	11,80	23.678	13,65	16.073	11,75
Amortisation/depreciation	(19.466)	(4,62)	(18.586)	(5,45)	(7.048)	(4,06)	(7.538)	(5,51)
Operating profit	27.949	6,63	21.667	6,35	16.630	9,59	8.535	6,24
Gains (losses) on foreign exchange	(1.030)	(0,24)	(1.801)	0,53	257	0,15	(2.042)	(1,49)
Financial income and charges	(11.802)	(2,80)	(7.342)	(2,15)	(4.488)	(2,59)	(3.765)	(2,75)
Other income and charges	113	0,03	917	0,27	(234)	(0,13)	521	0,38
Result before taxes, extraordinary items and minority interests	15.230	3,61	13.441	3,94	12.165	7,02	3.249	2,38
Extraordinary items	(1.631)	(0,39)	(369)	(0,11)	1.460	0,84	(485)	(0,35)
Result before taxes and minority interests	13.599	3,23	13.072	3,83	13.625	7,86	2.764	2,02
Period-end results attributable to minority interests	(26)	(0,01)	308	0,09	(163)	(0,09)	271	0,20
Net income for the period*	**13.573**	**3,22**	**13.380**	**3,92**	**13.462**	**7,76**	**3.035**	**2,22**

*The figures do not include taxation for the period.

RECLASSIFIED CONSOLIDATED BALANCE SHEET

(The third quarter schedules have not been audited)

	(in thousands of Euro)		
	30/09/2001	30/06/2001	31/12/2000
Intangible assets	151.852	147.638	148.632
Tangible assets	53.499	50.484	49.230
Long-term financial assets	5.109	5.643	8.679
Fixed assets	**210.460**	**203.765**	**206.541**
Inventories	107.096	123.223	97.707
Accounts receivable	146.871	54.569	75.015
Accounts payable	(132.135)	(142.605)	(127.542)
Other net assets (liabilities)	30.203	48.028	21.968
Working capital	**152.035**	**83.215**	**67.148**
Severance pay fund	**(11.797)**	**(11.047)**	**(10.214)**
Net invested capital	**350.698**	**275.933**	**263.475**
Financed by:			
Short term financial payables	181.014	126.609	103.174
Medium term financial payables	54.713	54.744	58.388
Cash and cash equivalents	(34.339)	(39.261)	(36.237)
Net financial indebtedness	**201.388**	**142.092**	**125.325**
Net worth (including minority interests)	**149.310**	**133.841**	**138.150**
Sources of financing	**350.698**	**275.933**	**263.475**

INFORMATION ON THE THIRD QUARTER SCHEDULES

PRESENTATION AND CONTENTS OF THE CONSOLIDATED THIRD QUARTER REPORT

The group introduced the Euro as its operating currency with effect from 1 August 2001. The 2001 third quarter report figures are therefore shown in Euro.

The comparative figures, originally expressed in Lira, have been converted into Euro at the fixed conversion rates.

The 2001 third quarter report has been prepared in accordance with the guidelines issued by CONSOB which implemented Legislative decree no. 58 of 24 February 1998, adopted with resolution no. 11971 of 14 May 1999 and subsequently modified by resolution no. 12475 of 6 April 2000.

The income statement figures are provided both for the third quarter of 2001 (three months) and for the period from 1 January 2001 to 30 September 2001 (nine months). Comparative 2000 figures for the same periods are given.

Taxation pertaining to the 2001 period and the same period of 2000 is not considered.

Details of the group's net financial position at 30 September 2001 are compared with the corresponding figures at 30 June 2001 and 31 December 2000.

ACCOUNTING POLICIES AND VALUATION CRITERIA

The valuation criteria and accounting policies adopted in preparing the consolidated schedules at 30 September 2001 are in line with those used for the consolidated financial statements at 31 December 2000.

With respect to the 2000 third quarter figures shown for comparative purposes, the following changes should be noted, already applied to the consolidated financial statements at 31 December 2000.

- **Changes in valuation criteria**

  Beginning from 31 December 2000, the "Romeo Gigli", "Gigli", "Malo" and "Gentryportofino" labels and the goodwill arising on consolidation with respect to M.A.C. - Manifatture Associate Cashmere S.p.A. and its subsidiaries, have been amortised over twenty rather than ten years.

  If the group had applied the above criteria to the 2000 third quarter report, amortisation would have been lower by approximately Euro 1.7 million with an increase of the same amount in consolidated net income.

- **Changes in accounting policies**

  Beginning from 31 December 2000, inventories have been stated at average cost rather than at LIFO. The effect of such change on net consolidated income at 30 September 2000 is not significant.

SIGNIFICANT VARIATIONS

The group's net invested capital amounts to Euro 350,698 thousand at 30 September 2001, with a Euro 74,765 thousand increase over 30 June 2001. This includes the Euro 68,820 thousand increase in working capital, the Euro 6,695 thousand increase in fixed assets and the Euro 750 thousand growth in the severance pay fund.

The variation in working capital is mainly due to seasonal factors and, in particular, to the concentration of sales related to the Autumn-Winter collections in the third quarter.

The net increase in fixed assets follows the investments made for the opening of new boutiques and the expansion of existing ones, as well as amortisation and depreciation of intangible and tangible assets.

The above-mentioned increase in net invested capital which took place during the quarter was financed by short term financial payables, mainly of a temporary nature.

SECTOR INFORMATION AND BY GEOGRAPHICAL AREAS

The following table shows net sales and the gross operating margin by sector:

	(in thousand of Euro)							
	30/09/01 (nine months)		30/09/00 (nine months)		30/09/01 (three months)		30/09/00 (three months)	
		% on turnover		% on turnover		% on turnover		% on turnover
Clothing and accessories								
Net sales	387,379	100.00	322,358	100.00	164,219	100.00	130,908	100.00
Gross operating margin	43,701	11.28	37,031	11.49	23,411	14.26	14,584	11.14
Eyewear								
Net sales	34,070	100.00	18,713	100.00	9,193	100.00	5,875	100.00
Gross operating margin	3,714	10.90	3,222	17.22	267	2.90	1,489	25.34
Total IT HOLDING Group								
Net sales	421,449	100.00	341,071	100.00	173,412	100.00	136,783	100.00
Gross operating margin	47,415	11.25	40,253	11.80	23,678	13.65	16,073	11.75

Turnover grouped by major areas is as follows:

	(in thousands of Euro)							
	30/09/2001 (nine months)		30/09/2000 (nine months)		30/09/2001 (nine months)		30/09/2000 (nine months)	
		% on turnover		% on turnover		% on turnover		% on turnover
Italy	167,915	39.84	135,608	39.76	73,909	42.62	60,815	44.47
Rest of Europe	158,361	37.58	128,858	37.78	62,774	36.20	45,990	33.63
Americas	53,056	12.59	42,297	12.40	20,233	11.67	13,813	10.09
Rest of the world	42,117	9.99	34,308	10.06	16,496	9.51	16,165	11.81
Total	**421,449**	**100.00**	**341,071**	**100.00**	**173,412**	**100.00**	**136,783**	**100.00**

ESTIMATED FUTURE DEVELOPMENTS

On the basis of the sales trend for the third quarter of 2001, the group expects to record an annual turnover of more than Euro 500 million a year in advance of the group's plans.

However, the significant investments made to achieve this turnover volume, together with the results of "Malo" and certain minor labels, will reduce the 2001 gross operating margin compared with that of 2000.

Pettoranello di Molise, November 12 2001

The Board of Directors

HALF YEAR REPORT

2001

IT HOLDING

IT HOLDING

2001 Half-year report

(Translation from the Italian original which remains the definitive version)

IT Holding S.p.A.
Pettoranello di Molise (Isernia)
September 10, 2001

Index

A) Directors' report **6**
Group structure 6
Overall view of the consolidated companies and their performance 7
Financial position 9
Relationships with unconsolidated subsidiaries, affiliates, parent companies and with companies controlled by the latter and relationships with related parties 10
Significant events 11
Other significant events 12
Significant events after the period end 12
Other information on the group's performance and estimated future developments 13

Consolidated balance sheet **14**

Consolidated income statement **18**

B) Accounting policies **20**
Presentation and contents of the consolidated half year report 20
Consolidation principles, valuation criteria and accounting policies 20
Consolidation principles 20
Valuation criteria and accounting policies 21
Changes in valuation criteria 21
Changes in accounting policies 22
Intangible assets 22
Expenses for opening and closing shops 22
Tangible assets 23
Long-term financial assets. Shareholdings 23
Long-term financial assets. Receivables 23
Long-term financial assets. Other securities 23
Inventories 24
Receivables 24
Factoring of receivables 24
Marketable securities. Shareholdings in affiliates and other companies. 24
Marketable securities. Own shares. 24

Cash and cash equivalents	24
Accrued income and prepaid expenses, accrued liabilities and deferred income	24
Capital grants	24
Provisions for contingencies and charges	25
Severance pay fund	25
Payables	25
Receivables and payables denominated in foreign currencies outside the Euro-zone	25
Memorandum accounts	25
Foreign currency exchange risks and interest rate hedging contracts	25
Costs and revenues	26
Advertising expenses	26
Finance leases	26
Extraordinary items	26
C) Notes to the consolidated balance sheet	**27**
Assets	27
Intangible assets	27
Tangible assets	28
Long-term financial assets	28
Current assets	29
Inventories	29
Receivables	29
Marketable securities	29
Cash and cash equivalents	29
Accrued income and prepaid expenses	30
Liabilities	30
Net worth	30
Provisions for contingencies and charges	32
Severance pay fund	32
Payables	32
Accrued liabilities and deferred income	32
Memorandum accounts	33
Commitments and other memorandum accounts not disclosed in the balance sheet	33
Commitments and other memorandum accounts disclosed in the balance sheet	33
D) Notes to the consolidated income statement	**34**
Revenues from sales and services	34
Other revenues and income	34
Break-down of revenues from sales and services by business segment and geographical area	34
Financial income and charges	35
Extraordinary items	36
E) Other information	**37**
Average number of employees	37
Receivables and payables due after five years and payables secured by group assets	37
Tax position	37

Relationships with parent companies, with companies controlled by the latter, with affiliates and relationships with related parties 38

Final considerations 38

F) Consolidation area **39**

Attachments to the consolidated half year report **40**

Auditors' half-year report up to June 2001 **54**

A) Directors' report

Group structure

The structure of IT HOLDING group at 30 June 2001 was as follows:


IT HOLDING
ITTIERRE
ITTIERRE ITALIA
MAC
GIGLI
ALLISON
MALO
FD
ITC
ITJ
EXTE' UK
HYPSOS
IT FINANCE
FAR IT
HOBBYMARKT
MAGIC STYLE
ITR FRANCE
ITR MODEN
ITR SUISSE
IT USA
MAC USA
QUARTERMAIN
CIM
MAC DEUTSCH
MAC FRANCE
NOUVELLE LA MARJOLAINE (unconsolidated)
MAC JAPAN
TOMMY INTERNATIONAL
V2I HOLDING
EUROHOLDING FASHION
INTERSTYLE
MODABRAND HOLDING
ALLISON EYEWEAR
MAISON R.G. USA (unconsolidated)

Overall view of the consolidated companies and their performance

The group's performance for the first half of 2001 may be summarised in the following income statement:

(in thousands of Euro)			(in millions of Lire)				
30/06/2000	**30/06/2001**		**30/06/2001**		**30/06/2000**		
				% on turnover		**% on turnover**	**Variation %**
204,285	248,037	Net sales	480,268	100.00	395,553	100.00	21.42
23,664	23,737	Gross operating margin	45,960	9.57	45,820	11.58	0.31
(10,532)	(12,418)	Amortisation/depreciation	(24,044)	(5.01)	(20,392)	(5.16)	17.91
13,132	11,319	Operating income (loss)	21,916	4.56	25,428	6.43	(13.81)
241	(1,287)	Net gains (losses) on foreign exchange	(2,491)	(0.52)	467	(0.12)	(633.40)
(3,577)	(7,314)	Net financial charges	(14,160)	(2.95)	(6,927)	(1.75)	104.42
396	347	Other net income	672	0.14	767	0.19	(12.39)
10,192	3,065	Income before taxation and extraordinary items	5,937	1.24	19,735	4.99	(69.92)
117	(3,091)	Extraordinary income (charges)	(5,986)	(1.25)	225	0.06	(2.760.44)
10,309	(26)	Income before taxation and minority interests	(49)	(0)	19,960	5.05	(100.25)
37	137	Income of minority interests	265	0.06	72	0.02	268.06
10,346	**111**	**Net income for the period**	**216**	**0.04**	**20,032**	**5.06**	**(98.92)**

The group's structure has not changed significantly from the first half of 2000 as shown in the data summarised above.

A breakdown of net sales and gross operating margin by sector is as follows:

(in thousands of Euro)			(in millions of Lire)				
30/06/2000	**30/06/2001**		**30/06/2001**		**30/06/2000**		
				% on turnover		**% on turnover**	**Variation %**
		Clothing and accessories					
191,448	223,160	Net sales	432,100	100.00	370,695	100.00	16.56
22,044	20,290	Gross operating margin	39,285	9.09	42,683	11.51	(7.96)
		Eyewear					
12,838	24,877	Net sales	48,168	100.00	24,858	100.00	93.77
1,620	3,447	Gross operating margin	6,675	13.86	3,137	12.62	112.78
		IT HOLDING Group total					
204,285	248,037	Net sales	480,268	100.00	395,553	100.00	21.42
23,664	23,737	Gross operating margin	45,960	9.57	45,820	11.58	0.31

Net sales of Lit 432,100 million in clothing and accessories rose by Lit 61,405 million (16.56%) while those of eyewear increased by Lit 23,310 million (93.77%). The growth in net sales regards both own and licensed trademarks for all geographic areas and is broken down in the table below.

(in thousands of Euro)			(in millions of Lire)				
30/06/2000	30/06/2001		30/06/2001	%	30/06/2000	%	Variation %
74,788	94,006	Italy	182,020	37.90	144,812	36.61	25.69
82,892	95,587	Rest of Europe	185,083	38.54	160,501	40.58	15.32
28,502	32,823	North and South America	63,555	13.23	55,187	13.95	15.16
18,103	25,621	Rest of the world	49,610	10.33	35,053	8.86	41.53
204,285	**248,037**	**Total**	**480,268**	**100.00**	**395,553**	**100.00**	**21.42**

The gross operating margin was down two percent, from 11.58% to 9.57% of turnover, and performed differently for the two business sectors in which the group operates. Eyewear saw a rise of 1.24% while a 2.42% drop was recorded in clothing and accessories. This trend is mainly explained by the results of the "Malo" trademark which reflect the investments made for the development of its connected business. The opening of new boutiques and the expansion of those existing has led to the increase in related costs, mainly for rent and personnel, without any immediate significant impact on sales. The advertising campaign relating to this development has impacted more in percentage terms compared to the first half year of 2000. The expansion of product ranges has lead to a significant increase in sample costs against the previous half year period. The rise in the cost of cashmere was only partially absorbed by the upturn in sales prices, thereby negatively affecting the results relating to the "Malo" trademark.
The "Malo" trademark and company was acquired in 1999 and is of great strategic importance to the group as it secures its predominance in the luxury sector. Considerable resources have been allocated for the development of "Malo"; to date, 19 directly managed boutiques have been opened in highly prestigious locations, 4 of which in the last 18 months. Over the next six months other boutiques will be opened, again in prestigious locations.
Figures on investments, personnel and amortisation/deprecation, are shown in the following table:

(in thousands of Euro)			(in millions of Lire)				
30/06/2000	30/06/2001		30/06/2001		30/06/2000		
				% on turnover		% on turnover	Variation %
29,865	31,954	Personnel	61,871	12.88	57,825	14.62	7.00
10,532	12,418	Amortisation/depreciation	24,044	5.01	20,392	5.16	17.91
10,940	8,439	Investments in intangible assets	16,341	3.40	21,182	5.36	(22.85)
2,435	5,012	Investment in tangible assets	9,704	2.02	4,714	1.19	105.85

Personnel costs have grown in absolute terms compared to the same period of 2000, but have decreased in proportion to turnover.
This increase is mainly due to the strengthening of the wholesale and retail distribution network of "Malo" products.
Amortisation/depreciation rose in absolute terms and remain in line with turnover. The rise can be explained by the conclusion of certain investments in the Information Technology area in 2000.

Financial position

(in thousands of Euro)				(in millions of Lire)		
30/06/2000	31/12/2000	30/06/2001		30/06/2001	31/12/2000	30/06/2000
138,449	148,632	147,638	Intangible assets	285,865	287,787	268,074
46,712	49,230	50,484	Tangible assets	97,752	95,322	90,446
21,696	8,679	5,643	Long-term financial assets	10,926	16,803	42,007
206,857	**206,541**	**203,765**	**Fixed assets**	**394,543**	**399,912**	**400,527**
79,658	97,707	123,223	Inventories	238,594	189,186	154,239
109,825	75,015	54,569	Trade receivables	105,659	145,248	212,651
(119,192)	(127,542)	(142,605)	Trade payables	(276,123)	(246,954)	(230,788)
8,279	21,968	48,028	Other net assets	92,994	42,538	16,030
78,570	**67,148**	**83,215**	**Working capital**	**161,124**	**130,018**	**152,132**
(9,401)	**(10,214)**	**(11,047)**	**Severance pay fund**	**(21,390)**	**(19,777)**	**(18,202)**
276,026	**263,475**	**275,933**	**Net invested capital**	**534,277**	**510,153**	**534,457**
			Financed by:			
71,368	58,388	54,744	Medium-term financial payables	105,999	113,053	138,184
104,685	103,174	126,609	Short-term financial payables	245,149	199,771	202,699
(45,296)	(36,237)	(39,261)	Cash and cash equivalents	(76,022)	(70,163)	(87,704)
130,757	**125,325**	**142,092**	**Net financial indebtedness**	**275,126**	**242,661**	**253,179**
145,269	**138,150**	**133,841**	**Networth (including minority interests)**	**259,151**	**267,492**	**281,278**
276,026	**263,475**	**275,933**	**Sources of financing**	**534,277**	**510,153**	**534,457**

- **Net invested capital**
  With respect to 31 December 2000 this has increased by Lit 24,124 million and has improved in proportion to turnover compared to the previous half year period.

- **Fixed assets**
  These saw a decrease of Lit 5,369 million, net of amortisation/depreciation for the period. The change is the net result of normal investments and amortisation/depreciation of intangible and tangible assets for the period, and of the reclassification of the shareholding in VERSIT LLC. from fixed assets to other working capital assets.

- **Working capital**
  The increase of Lit 31,106 million compared to 31 December 2000 is mainly attributable to the combined effect of the increase in inventories, partially financed by the increase in trade payables, and by the increase in sales.

- **Net financial indebtedness**
  The increase with respect to 31 December 2000 is mainly due to the investments made in the first half of 2001, as well as the prepayment of certain instalments of the payable due to PA Investments S.A., relating to the loan granted to Gigli S.p.A. for the acquisition, through V2I Holding S.A., of the three companies owning the Gigli trademarks. As a consequence of these prepaid instalments, interest receivable at a market rate became due from the parent company, PA Investments S.A..

- **Net worth (including minority interests)**
  The decrease of Lit 8,341 million is mainly attributable to the payment of dividends.

Relationships with unconsolidated subsidiaries, affiliates, parent companies and with companies controlled by the latter and relationships with related parties
IT HOLDING S.p.A. is controlled by GTP HOLDING S.p.A. through PA Investments S.A., with registered offices in Luxembourg, which at 30 June 2001 directly held 135,356,700 shares (67.63% of the share capital currently subscribed and paid up).
PA Investments S.A. is 99.9% held by GTP HOLDING S.p.A..
In order to give a more complete disclosure of information, in line with CONSOB, article 2359 of the Civil Code and IAS no. 24, the following table shows the balance of receivables, payables, costs and revenues due to and from parent companies and companies controlled by the latter at 30 June 2001.

(in millions of lire)

	Receivables	Payables	Revenues	Costs
Parent companies:				
PA Investments S.A.	1,171	5,330	911	-
GTP HOLDING S.p.A.	107	82	9	-
Unconsolidated subsidiaries:				
MAISON RG USA Inc.	-	145	-	-
NOUVELLE LA MARJOLAINE S.a.r.l.	52	-	-	-
Companies controlled by PA Investments S.A.:				
SERVIZI MODA S.r.l.	150	215	411	177
ANTONIO BERARDI S.r.l.	80	1,035	34	1,058
DINERS CLUB EUROPE S.p.A.	29	17,686	-	-
GIANFRANCO FERRE' S.p.A.	3,614	5,266	6	2,819
FMR S.P.A.	18	1	-	-
VENTURA S.p.A.	-	319	-	-
Affiliates:				
VERSIT LLC.	217	-	5,841	141
NEOMETAL OPTIK S.p.A.	-	1,826	303	2,076
Related parties:				
Other	203	122	-	147

Relationships with parent companies
Receivables due from PA Investments S.A., amounting to Lit 1,171 million, mainly relate to interest to be received by GIGLI S.p.A. for the partial prepayment of the loan for the acquisition, through V2I Holding S.A., of the three companies owning the Gigli trademarks. The payable due to PA Investments S.A. mainly refers to the residual balance of the loan granted to GIGLI S.p.A. as described above.
Receivables of Lit 107 million due from GTP HOLDING S.p.A. represent costs incurred on its behalf, while payables relate to wages and salaries matured but not paid to personnel who transferred to IT HOLDING S.p.A..

Relationships with unconsolidated subsidiaries

- MAISON RG USA Inc.. Payables of Lit 145 million mostly relate to trade transactions.
- NUOVELLE LA MARJOLAINE S.a.r.l.. Receivables of Lit 52 million refer to payments made by MAC FRANCE E.u.r.l. on behalf of the above mentioned company.

Relationships with companies controlled by PA Investments S.A.

- SERVIZI MODA S.r.l.. Receivables (Lit 150 million) and revenues (Lit 411 million) refer to the recharging of advertising costs. Payables (Lit 215 million) and costs (Lit 177 million) relate to fees due to SERVIZI MODA S.r.l. for the joint venture with GIGLI S.p.A. as per the contract signed in 2000.
- ANTONIO BERARDI S.r.l.. Receivables and revenues represent recharged costs incurred on its behalf. Costs and the residual payable relate to fashion advisory services.
- Diners Club Europe S.p.A.. Receivables of Lit 29 million relate to the recharging of costs incurred on its behalf. Payables of Lit 17,686 million refer to payments made to suppliers using the Diners credit card, a transaction at no additional cost to IT HOLDING Group.
- GIANFRANCO FERRE' S.p.A.. Receivables are composed of trade receivables (Lit 14 million) and advance royalties (Lit 3,600 million). Payables and costs amounting to Lit 5,266 million and Lit 2,819 million respectively are mainly attributable to the relevant royalties.
- FMR S.p.A.. Receivables relate to the recharging of costs incurred on its behalf. Payables refer to subscriptions to the company's publications.
- VENTURA S.p.A.. Payables represent costs incurred for the transfer of group personnel foreseen by this travel agency.

Relationships with affiliates

- VERSIT L.L.C.. Receivables (Lit 217 million), revenues (Lit 5,841 million) and costs (Lit 141 million) are all due to trade transactions as, up to May 2001, the company distributed in America ITTIERRE S.p.A. products sold under the Versace trademark. To coincide with the Autumn/Winter 2001 collection, as from June of this year, products sold under the Versace trademark will be distributed in America by a directly held company of the Gianni Versace Group. The new distribution structure will not impact results differently from the previous structure.
- NEOMETAL OPTIK S.p.A.. Payables (Lit 1,826 million), revenues (Lit 303 million) and costs (Lit 2,076 million) are all due to trade transactions since the company produces eye-glass frames and components for lines sold by ALLISON S.p.A..

Relationships with related parties

The remaining balances refer to transactions with counterparts, some of which are closely related to group directors.
All transactions are carried out on an arm's length basis or at more advantageous conditions.

Significant events

The most important events which took place in the past half year may be summarised as follows:
March 2001:

- IT HOLDING S.p.A. transferred its office in Milan from Via Boschetti no. 1 to Corso Monforte no. 30;
- On 6 March, the boards of directors of ITTIERRE S.p.A., ITJ S.p.A. and FD S.p.A. accepted the resignation of Mr. Gianfranco Cianci from his position as director and managing director. Mr. Franco Orlandi has replaced him by co-optation;

- On 9 March, the board of directors of ITTIERRE ITALIA S.p.A. accepted the resignation of the chairman Mr. Gianfranco Cianci who has been replaced by Mr. Angelo Giallorenzo.

April 2001:
- On 1 April, MAC FRANCE E.u.r.l. acquired the total shareholding in NOUVELLE LA MARJOLAINE S.a.r.l. from third parties for the price of F 3,300,000 (Lit 974 million);
- On 6 April, the extraordinary shareholders' meetings of ITJ S.p.A., FD S.p.A. and ITTIERRE S.p.A. deliberated the conversion of their share capital into Euro and the modification of certain articles of association in order to adapt them to the new legal and operating requirements of the companies;

May 2001:
- On 4 May, the shareholders' meeting of IT HOLDING S.p.A. deliberated the conversion of its share capital into Euro and the modification of article 9 of the articles of association (introduction of the Regulation of Shareholders' Meetings). The share capital now amounts to Euro 10,006,500 (Lit 19,375,285,755) divided into 200,130,000 shares with a nominal value of Euro 0.05 each. The rounding difference of Lit 637,714,245 has been recorded as an increase under the legal reserve.

June 2001:
- On 4 June, ITTIERRE ITALIA S.p.A. transferred its business unit, the boutique at Via Della Spiga no. 30, Milan to GIGLI S.p.A.;
- On 4 June, the projects for the merger of ITTIERRE ITALIA S.p.A. with ITTIERRE S.p.A., and of FD S.p.A. with ITJ S.p.A., were lodged with the Chamber of Commerce of Isernia;
- On 14 June, a stand-by credit line co-ordinated by San Paolo IMI S.p.A. was granted to IT HOLDING S.p.A. for a total amount of Lit 150,000 million, expiring on 12 December 2002, at 1 year Euribor rate + 0.60% spread.

Other significant events
- The lawsuit begun by Trussardi S.p.A. continues, as commented in the directors' reports from the years 1996 to 2000. The legal proceeding is in the preliminary stage consisting of the examination of evidence. There are no reasons to modify the opinions expressed in the previous directors' reports.
- The lawsuit brought against M.A.C. - MANIFATTURE ASSOCIATE CASHMERE S.p.A. by Casor S.p.A. and mentioned in the previous directors' report continues. Casor S.p.A. is claiming compensation for damages for a total of Lit 7 billion. M.A.C. - MANIFATTURE ASSOCIATE CASHMERE S.p.A. has instituted a civil action asking that the claims be fully rejected. According to evidence held by the directors of M.A.C. - MANIFATTURE ASSOCIATE CASHMERE S.p.A. and the opinion of the lawyers engaged, the claims of Casor S.p.A. are not sufficiently founded to represent a definite risk for the company.

Significant events after the period end

Significant events occurring after the half year period may be summarised as follows:
- On 3 July, the extraordinary shareholders' meetings of ITTIERRE ITALIA S.p.A. and ITTIERRE S.p.A. approved the merger project between these two companies. The effective date of the transaction for accounting and tax purposes will be 1 January 2001.
- On 3 July, the extraordinary shareholders' meetings of FD S.p.A. and TJ S.p.A. approved the merger project between these two companies. The effective date of the transaction for accounting and tax purposes will be 1 January 2001.
- On 3 July, the extraordinary shareholders' meetings of ITTIERRE ITALIA S.p.A., HYPSOS S.p.A. and MAGIC STYLE S.r.l. deliberated the conversion of their share/quota capital into

Euro and the modification of certain articles of association in order to adapt them to the new legal and operating requirements of the companies.

- On 9 July, the extraordinary shareholders' meetings of GIGLI S.p.A. and ITC S.p.A. deliberated the conversion of their share capital into Euro and the modification of certain articles of association in order to adapt them to the new legal and operating requirements of the companies.
- On 24 July, IBEX 2001 S.p.A. was set up with a share capital of Euro 100,000 (90% IT HOLDING S.p.A., 10% Mr. Roberto Cavalli) with registered offices in Corso Monforte no. 30, Milan. The business purpose of the company is the production and sale of perfumes and cosmetics. On the basis of agreements with Mr. Roberto Martone, an important entrepreneur in the sector, a new company with a share capital of Euro 5,200,000 (80% held by IBEX 2001 S.p.A.) will be set up, its purpose being the marketing and distribution of perfumes and cosmetics sold under trademarks available to IT HOLDING Group in the present or future.
- On 24 July, ALLISON S.p.A. concluded the acquisition of 51% (Lit 2,156 million) of the share capital of DESIL S.p.A.. This company has registered offices in Domegge di Cadore (BL), the centre of the eye-glass production region, and is specialised in the production of gold laminated eye-glasses.
- In July, a new "Malo" boutique was opened in London and will be inaugurated in September.
- In September, the agreement with Gianni Versace S.p.A. for the sale of VERSIT LLC for an amount equal to its book value was concluded.
- On 5 September 2001, the board of directors of IT HOLDING S.p.A. accepted the resignation of the managing director Mr. Giancarlo Di Risio. At the same meeting, the board of directors conferred the position of managing director to the Knight of Labour Mr. Tonino Perna.

Other information on the group's performance and estimated future developments

On the basis of the trend in sales for the second half of 2001, an annual turnover of more than Lit 1,000 billion should be reached a year in advance of the group's plans. The significant investments made to achieve this volume of turnover, together with the results of "Malo" and certain minor trademarks, will reduce the 2001 gross operating margin which should settle at approximately 9%.

IT Holding S.p.A. and its subsidiaries

Consolidated balance sheet

(in thousands of Euro) 30/06/2000	31/12/2000	30/06/2001		ASSETS	(in millions of Lire) 30/06/2001	31/12/2000	30/06/2000
			A)	**SHARE CAPITAL PROCEEDS TO BE RECEIVED**			
			B)	FIXED ASSETS			
			I.	**Intangible assets**			
1,275	1,543	1,428	1	start up and expansion costs	2,765	2,987	2,468
9,720	8,588	7,536	2	research, development and advertising costs	14,592	16,628	18,821
7	5	17	3	industrial patents and similar rights	32	10	13
60,750	69,820	67,524	4	licences, trademarks and permits	130,744	135,189	117,628
10,481	8,563	9,924	5	goodwill	19,215	16,580	20,294
43,304	45,426	43,044	6	goodwill arising on consolidation	83,344	87,956	83,848
1,485	349	758	7	assets in formation and advances	1,468	675	2,876
11,427	14,338	17,407	8	other	33,705	27,762	22,126
138,449	**148,632**	**147,638**		**Total**	**285,865**	**287,787**	**268,074**
			II.	**Tangible assets**			
24,021	26,662	26,559	1	land and buildings	51,426	51,625	46,510
7,712	9,014	9,583	2	plant and machinery	18,556	17,454	14,933
1,525	1,849	2,148	3	industrial and commercial equipment	4,160	3,580	2,952
11,228	11,600	12,102	4	other assets	23,433	22,460	21,740
2,226	105	91	5	assets in formation and advances	177	203	4,311
46,712	**49,230**	**50,484**		**Total**	**97,752**	**95,322**	**90,446**
			III.	**Long-term financial assets**			
			1	shareholdings in:			
-	-	505	a)	subsidiaries	978	-	-
3,248	4,304	207	b)	affiliates	400	8,333	6,288
44	43	49	d)	other	95	83	86
3,292	4,347	761		total shareholdings	1,473	8,416	6,374
			2	receivables:			
			d)	due from others			
16,035	1,961	274	d1)	due before 12 months	531	3,797	31,047
2,211	2,213	4,450	d2)	due after 12 months	8,616	4,284	4,281
18,246	4,174	4,724		total receivables	9,147	8,081	35,328
158	158	158	3	other securities	306	306	305
21,696	**8,679**	**5,643**		**Total**	**10,926**	**16,803**	**42,007**
206,857	206,541	203,765		TOTAL FIXED ASSETS	394,543	399,912	400,527

(in thousands of Euro) 30/06/2000	31/12/2000	30/06/2001			ASSETS	(in millions of Lire) 30/06/2001	31/12/2000	30/06/2000
			C)		CURRENT ASSETS			
			I.		**Inventories**			
23,746	29,449	34,607		1	raw, ancillary and consumable materials	67,009	57,021	45,979
14,014	17,768	18,929		2	products in process and semi-finished products	36,652	34,403	27,134
41,777	50,414	69,646		4	finished products and merchandise	134,853	97,614	80,891
121	76	41		5	advance payments	80	148	235
79,658	**97,707**	**123,223**			**Total**	**238,594**	**189,186**	**154,239**
			II.		**Receivables**			
				1	trade:			
107,588	73.403	54,456		1.1	due before 12 months	105,442	142,128	208,318
-	53	-		1.2	due after 12 months	-	103	-
				3	affiliates:			
2,238	1,558	112		3.1	due before 12 months	217	3,017	4,333
				4	due from parent companies:			
425	226	660		4.1	due before 12 months	1,277	437	823
				5	due from others:			
37,361	39,795	48,971		5.1	due before 12 months	94,821	77,053	72,341
507	692	26		5.2	due after 12 months	50	1,339	982
148,119	**115,727**	**104,225**			**Total**	**201,807**	**224,077**	**286,797**
			III.		**Marketable securities**			
-	-	3,130		2	shareholdings in affiliates	6,061	-	-
-	77	-		4	other shareholdings	-	150	-
-	895	2,181		5	own shares	4,223	1,732	-
-	**972**	**5,311**			**Total**	**10,284**	**1,882**	**-**
			IV.		**Cash and cash equivalents:**			
44,211	32,647	36,415		1	bank and P.O. deposits	70,510	63,213	85,604
-	3,154	2,289		2	cheques on hand	4,433	6,106	-
1,085	436	557		3	cash on hand	1,079	844	2,100
45,296	**36,237**	**39,261**			**Total**	**76,022**	**70,163**	**87,704**
273,073	250,643	272,020			TOTAL CURRENT ASSETS	526,707	485,308	528,740
			D)		ACCRUED INCOME AND PREPAID			
47,626	43,625	50,514			EXPENSES	97,809	84,470	92,220
527,556	500,809	526,299			TOTAL ASSETS	1,019,059	969,690	1,021,487

(in thousands of Euro) 30/06/2000	31/12/2000	30/06/2001		LIABILITIES	(in millions of Lire) 30/06/2001	31/12/2000	30/06/2000
			A)	**NET WORTH**			
10,327	10,336	10,006	I	- Share capital	19,375	20,013	19,995
29,579	28,712	27,425	II	- Share premium reserve	53,102	55,593	57,272
1,478	1,478	2,467	IV	- Legal reserve	4,776	2,861	2,861
-	895	2,181	V	- Reserve for own shares	4,223	1,732	-
34,981	34,892	37,318	VII	- Other reserves:	72,257	67,562	67,734
3,051	3,052	4,372	1	- extraordinary reserve	8,464	5,909	5,908
30,015	30,015	30,015	2	- consolidation reserve	58,118	58,118	58,118
1,576	1,379	2,373	3	- translation reserve	4,595	2,671	3,051
339	446	558	4	- other	1,080	864	657
56,786	56,162	54,283	VIII	- Retained earnings	105,106	108,744	109,953
10,346	5,268	111	IX	- Net income for the period/year	216	10,200	20,032
143,497	**137,743**	**133,791**		**Sub total**	**259,055**	**266,705**	**277,847**
				Minority interest in:			
1,809	369	187	X	- Capital and reserves	361	714	3,503
(37)	38	(137)	XI	- Net income (loss) for the period/year	(265)	73	(72)
1,772	**407**	**50**		**Sub total**	**96**	**787**	**3,431**
145,269	138,150	133,841		TOTAL NET WORTH	259,151	267,492	281,278
			B)	PROVISIONS FOR CONTINGENCIES AND CHARGES			
2,257	1,928	2,324	1	agents' termination benefits	4,499	3,733	4,371
			2	tax provisions			
2,997	2,609	3,149	a)	tax provisions	6,097	5,052	5,803
3,000	3,197	3,005	3	others	5,821	6,190	5,808
8,254	7,734	8,478		TOTAL PROVISIONS FOR CONTINGENCIES AND CHARGES	16,417	14,975	15,982
9,401	10,214	11,047	C)	SEVERANCE PAY FUND	21,390	19,777	18,202
			D)	PAYABLES			
			3	due to banks:			
101,653	102,758	125,927	3.1	due before 12 months	243,828	198,966	196,829
70,208	57,567	54,037	3.2	due after 12 months	104,631	111,465	135,940
			4	due to other lenders:			
3,032	416	682	4.1	due before 12 months	1,321	805	5,870
1,159	820	707	4.2	due after 12 months	1,368	1,588	2,244
			5	advance payments:			
2,262	2,878	2,900	5.1	due before 12 months	5,615	5,572	4,379
			6	due to suppliers:			
116,931	124,664	139,695	6.1	due before 12 months	270,487	241,382	226,409
-	-	11	6.2	due after 12 months	21	-	-
			8	due to subsidiaries:			
-	-	75	8.1	due before 12 months	145	-	-
			9	due to affiliates:			
-	-	939	9.1	due before 12 months	1,819	-	-
			10	due to parent companies:			
2,772	310	2,795	10.1	due before 12 months	5,412	600	5,367
20,076	8,426	-	10.2	due after 12 months	-	16,314	38,873
			11	sums payable to tax authorities:			
4,089	2,966	3,863	11.1	due before 12 months	7,480	5,742	7,918
-	-	23	11.2	due after 12 months	45	-	-
			12	due to social security agencies:			
1,802	2,208	1,932	12.1	due before 12 months	3,740	4,275	3,489
			13	other payables:			
28,581	26,900	22,120	13.1	due before 12 months	42,832	52,084	55,343
-	14	-	13.2	due after 12 months	-	27	-
352,565	329,927	355,706		TOTAL PAYABLES	688,744	638,820	682,661
12,067	14,784	17,227	E)	ACCRUED LIABILITIES AND DEFERRED INCOME	33,357	28,626	23,364
527,556	500,809	526,299		TOTAL LIABILITIES	1,019,059	969,690	1,021,487

(in thousands of Euro) 30/06/2000	31/12/2000	30/06/2001			MEMORANDUM ACCOUNTS	(in millions of Lire) 30/06/2001	31/12/2000	30/06/2000
			A)		GROUP GUARANTEES			
				1	Sureties provided to:			
15,482	17,196	17,387			third parties	33,666	33,295	29,977
				2	Patronage letters provided to:			
8,935	9,038	7,747			third parties	15,000	17,500	17,300
24,417	**26,234**	**25,134**			**TOTAL**	**48,666**	**50,795**	**47,277**
			B)		COLLATERAL			
1,471	1,301	1,301		1	On payables	2,520	2,520	2,848
1,471	**1,301**	**1,301**			**TOTAL**	**2,520**	**2,520**	**2,848**
			C)		COMMITMENTS, CONTINGENCIES AND OTHER MEMORANDUM ACCOUNTS			
51,943	35,405	58,557		2	Commitments for foreign currency transactions	113,382	68,555	100,577
5,165	5,165	5,165		3	Notional principal on interest rate swaps	10,000	10,000	10,000
671	671	-		4	Third party bills with the group	-	1,300	1,300
3,099	12,108	31,370		5	Exemption on factoring of receivables without recourse	60,740	23,444	6,000
60,878	**53,349**	**95,092**			**TOTAL**	**184,122**	**103,299**	**117,877**
86,766	80,884	121,527			TOTAL MEMORANDUM ACCOUNTS	235,308	156,614	168,002

IT Holding S.p.A. and its subsidiaries

Consolidated income statement

(in thousands of Euro) 30/06/2000	31/12/2000	30/06/2001		INCOME STATEMENT	(in millions of Lire) 30/06/2001	31/12/2000	30/06/2000
			A)	VALUE OF PRODUCTION			
204,285	432,794	248,037	1	revenues from sales and services	480,268	838,004	395,553
9,806	19,479	17,947	2	inventory changes	34,749	37,716	18,987
			5	other revenues and income:			
3,768	7,521	4,115	5.2	sundry revenues	7,968	14,562	7,295
217,859	**459,794**	**270,099**		**TOTAL VALUE OF PRODUCTION**	**522,985**	**890,282**	**421,835**
			B)	COSTS OF PRODUCTION			
74,230	166,627	100,980	6	raw, ancillary, consumable materials and merchandise	195,525	322,634	143,731
87,051	187,139	109,108	7	outside services	211,262	362,352	168,555
7,585	15,427	8,053	8	use of third party assets	15,592	29,871	14,686
			9	personnel:			
23,066	44,729	24,546	a)	salaries and wages	47,527	86,606	44,661
5,186	10,209	5,812	b)	social security contributions	11,253	19,767	10,041
1,398	2,858	1,503	c)	severance pay fund	2,911	5,534	2,706
38	76	38	d)	agents' termination benefits	74	147	74
177	556	55	e)	other costs	106	1,076	343
			10	amortisation/depreciation and write-downs:			
7,722	16,690	8,970	a)	intangible assets	17,368	32,317	14,952
2,810	5,940	3,448	b)	tangible assets	6,676	11,502	5,440
28	-	-	c)	other write-downs of fixed assets	-	-	54
483	1,130	540	d)	bad debt provisions and liquid assets	1,046	2,188	936
(6,193)	(15,018)	(6,318)	11	inventory changes	(12,236)	(29,079)	(11,991)
195	279	-	12	provisions for contingencies	-	540	377
-	-	40	13	other provisions	78	-	-
953	2,121	2,007	14	sundry operating costs	3,887	4,107	1,842
204,727	**438,763**	**258,782**		**TOTAL COSTS OF PRODUCTION**	**501,069**	**849,562**	**396,407**
13,132	21,031	11,317		DIFFERENCE BETWEEN VALUE AND COSTS OF PRODUCTION	21,916	40,720	25,428

(in thousands of Euro) 30/06/2000	31/12/2000	30/06/2001			INCOME STATEMENT	(in millions of Lire) 30/06/2001	31/12/2000	30/06/2000
			C)		**FINANCIAL INCOME AND CHARGES**			
			16		other financial income:			
				a)	long-term receivables:			
72	-	-		a3)	parent companies	-	-	139
119	208	68		a4)	other parties	131	403	230
2	173	2		b)	other long-term financial assets	4	337	4
1	1	243		c)	securities included under marketable securities which are not shareholdings	470	2	2
				d)	other financial income:			
-	147	457		d3)	parent companies	884	284	-
306	349	159		d4)	other parties	307	675	592
636	7,082	2,530		d5)	gains on foreign exchange	4,899	13,712	1,232
1,136	7,960	3,459			Total	6,695	15,413	2,199
			17		interest and other financial charges:			
-	-	73		b)	affiliates	141	-	-
4,077	11,978	8,168		d)	other parties	15,815	23,193	7,894
406	9,034	3,817		e)	losses on foreign exchange	7,390	17,493	765
4,483	21,012	12,058			Total	23,346	40,686	8,659
(3,346)	**(13,052)**	**(8,599)**			**TOTAL FINANCIAL INCOME AND CHARGES**	**(16,651)**	**(25,273)**	**(6,460)**
			D)		**ADJUSTMENTS TO FINANCIAL ASSET VALUES**			
			18		revaluations:			
396	1,383	126		a)	shareholdings	244	2,680	767
-	-	234		c)	securities included under marketable securities which are not shareholdings	454	-	-
396	1,383	360			Total	698	2,680	767
			19		write-downs:			
-	-	13		a)	shareholdings	26	-	-
-	-	13			Total	26	-	-
396	**1,383**	**347**			**TOTAL ADJUSTMENTS TO FINANCIAL ASSET VALUES**	**672**	**2,680**	**767**
			E)		**EXTRAORDINARY ITEMS**			
			20		income:			
304	462	-		a)	capital gains on the sale of assets	-	895	588
628	588	382		c)	non-recurring gains	739	1,138	1,215
9	607	28		d)	other items	54	1,176	18
941	1,657	410			Total	793	3,209	1,821
			21		charges:			
132	1,042	5		a)	capital losses on the sale of assets	9	2,018	256
620	1,687	1,871		c)	non-recurring losses	3,624	3,266	1,200
72	205	1,625		d)	other items	3,146	397	140
824	2,934	3,501			Total	6,779	5,681	1,596
117	**(1,277)**	**(3,091)**			**TOTAL EXTRAORDINARY ITEMS**	**(5,986)**	**(2,472)**	**225**
10,309	**8,085**	**(26)**			**RESULT BEFORE TAXES**	**(49)**	**15,655**	**19,960**
			22		income taxes:			
-	8,469	-		a)	current taxes	-	16,399	-
-	(5,690)	-		b)	deferred taxes	-	(11,017)	-
10,309	**5,306**	**(26)**			**PERIOD/YEAR END RESULTS INCLUDING MINORITY INTERESTS**	**(49)**	**10,273**	**19,960**
37	**(38)**	**137**			**MINORITY INTEREST IN NET INCOME (LOSS)**	**265**	**(73)**	**72**
10,346	5,268	111	26		NET INCOME FOR THE PERIOD/YEAR	216	10,200	20,032

B) Accounting policies

Presentation and contents of the consolidated half year report

The 2001 half year report was prepared in accordance with the guidelines issued by CONSOB which implemented Legislative decree no. 58 of 24 February 1998, adopted with resolution no. 11971 of 14 May 1999 and subsequently modified by resolution no. 12475 of 6 April 2000.

The balance sheet and income statement of the holding company (attachment 7) are attached without any notes as these are not considered necessary for the purposes of completeness of information due to the comprehensive information given in the consolidated notes.

Comparative 31 December 2000 and 30 June 2000 figures are given for each caption in the consolidated balance sheet and consolidated income statement. To facilitate an accurate assessment of the group's financial position and results, the following additional tables are provided as part of this report:

- changes in consolidated net worth (attachment 3);
- consolidated cash flow statement (attachment 4).

As in 2000, the 2001 half year result is shown inclusive of taxation as permitted by paragraph 7, article 81 of the above regulation.

In the preparation of the 2001 half year report, certain items have been reclassified compared to 31 December 2000. This was considered necessary to better represent the group situation. To ensure a reliable comparison with prior year figures, the related reclassifications have also been made to the financial statements captions at 31 December 2000 and the 2000 half year report.

KPMG S.p.A. has performed a review of the consolidated half year report as required by Consob resolution no. 10867 of 31 July 1997.

Consolidation principles, valuation criteria and accounting policies

Consolidation principles

The 2001 half year report was prepared on the basis of the balance sheets and income statements of all the consolidated companies, and have been approved by the respective boards of directors and duly adjusted or reclassified in order to make them consistent with group accounting policies.

- Assets and liabilities and income statement captions of consolidated companies are included using the full consolidation method by eliminating the book value of consolidated shareholdings against the net worth of the subsidiaries at the moment of their acquisition, thereby cal-

culating the portion of consolidated net worth and consolidated net income attributable to minority interests.

- The difference between the acquisition cost and net worth of the subsidiaries at the moment of their acquisition is allocated, where possible, to the assets and liabilities of the subsidiary in question. Any surplus value, consisting of the goodwill paid for the acquisition of the shareholding, is entered under "Goodwill arising on consolidation" (under intangible assets) and is amortised over ten or twenty years, in accordance with its future income generating potential and the group's sales policies.
  Any negative value is credited to the "Consolidation reserve" under net worth, after writing-off the fixed assets and making an allocation to the "Consolidation provision for risks and future charges" where necessary.
- Unrealised income from inter-group transactions are eliminated, where significant, as well as receivables and payables and transactions between the companies included in the consolidation area.
- The financial statements of foreign consolidated companies not included in the Euro-zone are translated into lira on the basis of the lira/foreign currency exchange rate in force at the end of the period for assets and liabilities, at historical exchange rates for net worth and at the average exchange rates of the period in question for income statement captions. The adjustments due to such conversion are recorded as a separate item of net worth under the "Translation reserve". The financial statements of foreign consolidated companies operating in the Euro-zone are translated into lira on the basis of the lira/foreign currency exchange rate fixed on 1 January 1999.

The exchange rates of lira against the main foreign currencies outside the Euro-zone used for the consolidated financial statements are shown in the following table:

	30/06/2001		**31/12/2000**		**30/06/2000**	
	Period end	**Average**	**Year end**	**Average**	**Period end**	**Average**
US dollar	2,283.337	2,155.099	2,080.892	2,096.483	2,026.235	2,016.759
Swiss franc	1,271.520	1,264.825	1,271.186	1,242.928	1,243.111	1,221.429
Pound sterling	3,210.529	3,104.838	3,102.500	3,177.808	3,062.265	3,163.426
Hong Kong dollar	292.740	276.374	266.785	268.704	259.171	258.938
Japanese yen	18.376	17.927	18.110	19.466	19.253	18.878

Valuation criteria and accounting policies

The valuation criteria and accounting policies adopted in preparing the consolidated 2001 half year report are in line with those used for the consolidated financial statements at 31 December 2000.

With respect to the 2000 half year figures shown for comparative purposes, the following changes should be noted, already applied to the consolidated financial statements at 31 December 2000.

Changes in valuation criteria

At 31 December 2000, the "Romeo Gigli", "Gigli", "Malo" and "Gentryportofino" trademarks and the goodwill arising on consolidation with respect to M.A.C. - Manifatture Associate Cashmere S.p.A. and its subsidiaries, are amortised over twenty rather than ten years.

If the group had applied the above to the 2000 consolidated half year report, amortisation would have been lower by approximately Lit 1,700 million with a increase of the same amount in consolidated net income.

Changes in accounting policies
At 31 December 2000, inventories were stated at average cost rather than at LIFO. The effect of such change on net consolidated income at 30 June 2000 is not considered significant.

The accounting policies relating to the most important captions are described below:

Intangible assets
Intangible assets are valued at cost, including any ancillary charges and adjustments resulting from mergers or the first consolidation of companies acquired. The cost of intangible assets is amortised over a period determined on the basis of their estimated useful life. It should be noted that:

- "Start up and expansion costs" mainly refers to notary fees and charges incurred for the increase in share capital and are amortised over five years;
- "Research, development and advertising costs" includes costs incurred for the utilisation of internal group resources for research activities undertaken to launch new lines for new trademarks or licences. These costs are amortised over five years in consideration of the quality and prestige of the trademarks and their estimated useful lives.
- "Licences, trademarks and permits" includes:
  - the acquisition cost of the "Romeo Gigli", "Gigli", "Malo" and "Gentryportofino" trademarks, amortised over twenty years on the basis of their economic useful lives and the fact that they are well known and established trademarks; the other trademarks are amortised over ten years;
  - costs for the signing of licence agreements, when a lump-sum is paid at the signing thereof, which are amortised on a straight-line basis over the duration of the same agreement;
  - costs incurred for the purchase of software programmes, amortised over three years, except for the new software programmes SAP, STEALTH and ORDAGE which form part of the group's new IT system and are amortised over five years.
- "Goodwill" includes the business goodwill paid for the group's sales premises which is amortised on the basis of the duration of the lease contracts.
- "Goodwill arising on consolidation" includes the residual amount of the surplus value paid for the purchase of shareholdings as compared to their net worth value at the moment of their purchase. The share of this caption relating to M.A.C. - Manifatture Associate Cashmere S.p.A. and its subsidiaries (linked with the "Malo" and "Gentryportofino" trademarks) is amortised on a straight-line basis over twenty years, considered the duration of their economic useful lives. The other components of this caption are amortised over ten years. At each period end, the group determines the amount of the excess value paid which may be recovered by assessing whether it is able to absorb amortisation charges to be recorded in future years through future income. If the group is not able to absorb such charges, then the surplus value which cannot be recovered is completely amortised in the year in which such situation becomes evident.
- "Other" mainly refers to costs for leasehold improvements. It also includes capitalised bank charges and commissions related to two loans and amortised on a straight-line basis according to their duration.

Expenses for opening and closing shops
Expenses for opening or modernising new shops under lease contracts are capitalised under intangible assets and amortised over a period corresponding to the duration of the lease contract. In the year in which a shop is closed, the portion of such expenses which has not yet been amortised is entirely amortised during the year, net of its expected recovery value.

Tangible assets

Tangible assets are stated at cost, including all directly related ancillary charges and statutory revaluations under the provisions of Law no. 413/91.

Depreciation charges are calculated on a straight-line basis over the estimated useful life of each asset, which is defined as residual technical and economic utility considering wear and tear. The results of these valuations do not differ from the standard rates allowed by current tax regulations.

Depreciation rates are reduced by 50% for those assets which are acquired during the year, if on average they are only used for half of the year. On the contrary, assets of a significant amount are depreciated starting from the date on which they are ready to be used.

Assets with a unit value which does not exceed Lit 1 million are expensed in the year of their acquisition; the aggregate value of such assets is not significant.

Depreciation rates are as follows:

industrial buildings	3.0
general plant, light construction and operating machinery	10.0
general plant and operating machinery purchased after 1/1/1999	12.5
office furniture and equipment	12.0
canteen equipment and fittings	12.5
furnishings	15.0
electronic machines	20.0
miscellaneous and small equipment	25.0
cars	25.0
motor vehicles and internal means of transport	20.0

Tangible assets are written-down in cases where, regardless of their accumulated depreciation, there is a permanent loss in value. The original value is restored if and when the reason for the write-down no longer exists.

Ordinary maintenance costs are charged in full to the income statement, whereas those of an extraordinary nature are allocated to the related assets and depreciated over their residual useful life.

"Assets in formation and advances" include both assets under construction and advances paid to suppliers for the purchase of goods.

Long-term financial assets. Shareholdings

Shareholdings in unconsolidated subsidiaries and affiliates are valued using the equity method.

Any gains or losses arising from the application of this method are disclosed in the consolidated income statement under "Adjustments to financial asset values".

Shareholdings in other companies are valued at cost and adjusted, where necessary, to reflect permanent losses in value.

Long-term financial assets. Receivables

Long-term receivables are stated at their face value which corresponds to their estimated realisable value.

Long-term financial assets. Other securities

Fixed-interest rate securities recorded under long-term financial assets are valued at acquisition cost which is lower than their estimated realisable value.

Inventories

Inventories are stated at the lower of purchase or production cost and market value at year end. Production costs of finished products include the cost of raw materials, consumables and external processing and the portion of all those direct and indirect production costs which may reasonably be attributed to them, excluding financial charges and overheads.

Semi-finished products, consisting of raw materials and accessories in process outsourced to subcontractors, are valued by adding the average cost of raw materials and accessories to the outside production costs incurred at period end.

Market value is represented by the replacement cost of raw and ancillary materials and semi-finished products and by the net realisation value of finished products and merchandise.

Finished products and raw materials related to past fashion seasons are prudently valued at their estimated realisable value.

Receivables

These are valued and stated at their estimated realisable value. Where necessary, receivables are written-down by the relevant bad debt provision.

Trade receivables include unaccepted trade bills in portfolio and unaccepted trade bills with due dates falling before 30 June 2001 but still to be paid in the following months.

Factoring of receivables

Receivables factored without recourse are eliminated from the consolidated financial statements. If there are any contractual provisions which split the risk of insolvency between the company and factoring company, the amount of the risk taken on by the former is included under the memorandum accounts.

Marketable securities. Shareholdings in affiliates and other companies.

Since they are destined for sale, shareholdings in affiliates and other companies are stated at the lower of value using the "equity method" and their estimated realisable value.

Marketable securities. Own shares.

These are stated at the lower of average cost and market value. In accordance with articles 2357 ter and 2424 of the Civil Code, a reserve for own shares, unavailable for distribution, is set up under net worth for the total amount of the shares acquired.

Cash and cash equivalents

These are stated at their face value.

Accrued income and prepaid expenses, accrued liabilities and deferred income

These are stated on an accruals basis by matching costs and revenues.

Capital grants

Capital grants received before 31 December 1995 are stated under "Other reserves", in particular in the "Consolidation reserve" under net worth.

Capital grants received between 31 December 1995 and 31 December 1997 are recorded as follows: 50% as reserves subject to taxation upon distribution under net worth; the remaining 50% is stated under deferred income and credited to the income statement and therefore subject to taxation (20% on a yearly basis). In order to present a fair disclosure of capital grants according to correct accounting principles and pursuant to the application of the new tax legislation, grants appro-

ved and received from 1 January 1998 are stated on an accruals basis; they are recorded under deferred income and credited to the income statement each year over the useful life of the related assets.
Had the group always credited grants to the income statement over the useful lives of the related assets on a systematic basis, deferred income would be greater by about Lit 3,586 million with a reduction in net worth of Lit 3,625 million, without any significant effects on the period end results and without counting the tax effects which would be immaterial.

Provisions for contingencies and charges
These provisions are made to cover losses of a specific nature, the existence of which is certain or probable at the period end, but the amount or due date of which is unknown. In valuing contingencies and charges, consideration has also been given to contingencies and losses which came to light after the period end up to the preparation of the half year report. These provisions are made on a best estimate basis.
"Agents' termination benefits" represents the amount to be paid to agents upon the termination of their contracts, calculated on the basis of the charge to be paid on termination in compliance with law and other relevant factors such as past experience, the average duration of agents' contracts and their turnover.

Severance pay fund
This provision is stated in compliance with current legislation, national labour contracts and supplementary company contracts. It represents the payable due to all employees at period end, net of any advances paid.

Payables
These are stated at their face value.

Receivables and payables denominated in foreign currencies outside the Euro-zone
These are recorded at the exchange rate prevailing on the date of the relevant transactions. Short-term receivables and payables in foreign currency, like liquid funds in foreign currency, at period end, are stated at the exchange rate prevailing at such date. Gains and losses arising from the conversion of individual short term receivables and payables are credited or debited to the income statement.

Memorandum accounts
This item summarises information on guarantees given, purchase and sales commitments taken on or other risks.

Foreign currency exchange risks and interest rate hedging contracts
IT HOLDING group takes out hedging contracts as protection against exchange risks on its foreign currency exposure connected to its sales performance abroad based on orders received. Both losses and gains arising from the valuation of these contracts at period end are taken to the income statement. At period and year end, the notional capital of forward foreign exchange sales contracts is shown in the memorandum accounts in lira using the forward exchange rate. With regard to its foreign currency exposure, at 30 June 2001, the group had commitments for the forward sale of foreign currency for a total of Lit 113,382 million, due on different dates in the course of the next twelve months, as follows (expressed in thousands):

US dollars	25.000
Pounds sterling	16.000
Swiss francs	6.000

The amount of Lit 113,382 million is recorded in the memorandum accounts.
The risk that the counterparts will not honour their commitments is limited since such contracts were stipulated with leading financial operators, therefore the group does not expect any risk of insolvency.
The group takes out similar forward hedging contracts to cover interest rate risks against medium and long-term loans.
The interest rate swaps at 30 June 2001 are aimed at covering interest rate risks on loans payable (for this reason they are not valued at period end).
Accrued and deferred interest maturing pro rata temporis on interest existing at period end are charged to the income statement.
These financial instruments are intended to minimise and reduce not only the risk of fluctuations in lira/foreign currency exchange rates, but also the risk from interest rate fluctuations.

Costs and revenues
Costs and revenues are recognised according to the prudence and accruals principles with the recognition of the related accruals and prepaid expenses. Revenues and income, costs and charges are stated net of merchandise returns, discounts, rebates, premiums and taxes directly related to the sale of goods and provision of services.
Revenues from the sale of clothing items are entered when these are shipped to customers or, in the case of retail sales, at the moment the payment is received.

Advertising expenses
These are charged to the income statement according to the period in which the collection sales take place, while those concerning internal communications are entirely expensed when incurred.

Finance leases
Finance leases have been recorded according to International Accounting Standard (IAS) 17. On the basis of such standard, the lessee enters in the balance sheet the leased asset and a payable of the same amount, equivalent to the market value of the leased asset at the beginning of the lease contract or, if lower, to the minimum lease payments being the instalments discounted by the rate assumed from the relevant repayment plan. Lease payments are composed of financial charges (interest) and the decrease in the remaining payable (principal).
Finance leases also generate a depreciation expense, as well as financial charges (interest expense), included in the above-mentioned lease payments. The depreciation policy adopted is that used for company-owned assets of the same category.

Extraordinary items
This item comprises those costs and revenues which are not related to the group's ordinary activities.
It also includes the effects arising at the beginning of the year from the change in accounting policies adopted in the preparation of the consolidated financial statements.

C) Notes to the consolidated balance sheet

The main variations in the balance sheet as at 30 June 2001 compared to that at 31 December 2000 are commented on below.

Assets

Intangible assets
Net balance at 30 June 2001: Lit 285,865 million
Net balance at 31 December 2000: Lit 287,787 million
Net balance at 30 June 2000: Lit 268,074 million

Changes occurred during the six months are shown in attachment 1.
"Start up and expansion costs" show an increase of Lit 287 million mainly due to costs incurred by MAC FRANCE E.u.r.l. for acquisition of the shareholding in NOUVELLE LA MARJOLAINE S.a.r.l. (Lit 222 million), and Lit 62 million for the capitalisation of notary costs incurred by GIGLI S.p.A. for acquisition of the business unit (the Milan "Gigli" boutique) from ITTIERRE ITALIA S.p.A..
"Research, development and advertising costs" have risen by Lit 125 million mainly from the capitalisation of advertising costs by ALLISON S.p.A., following the launch of a new eyewear line sold under the "Husky" trademark.
The Lit 1,999 million increase in "Licences, trademarks and permits" is mainly due to further investments for the completion of the new group IT system.
The rise of Lit 3,563 million in "Goodwill" was the result of new "Malo" boutiques opened in Saint Tropez and Courmayeur and the allocation of part of the surplus value for the acquisition of TOMMY INTERNATIONAL S.r.l. (Lit 2,180 million).
"Goodwill arising on consolidation" has decreased due to amortisation for the period.
The rise in "Assets in formation and advances" is mainly due to the costs of third party consultancy services still in progress for research into new markets.
The caption "other" has increased by Lit 8,340 million mainly due to leasehold improvement costs incurred for the renovation of show-rooms and boutiques and the capitalisation of expenses incurred for loans granted to the group during the half year.

Tangible assets
Net balance at 30 June 2001: Lit 97,752 million
Net balance at 31 December 2000: Lit 95,322 million
Net balance at 30 June 2000: Lit 90,446 million

Changes occurred during the six months are shown in attachment 2.
"Plant and machinery" showed an increase of Lit 3,277 million as a consequence of the routine renewal of operating plant and machinery of the various group production units.
The rise of Lit 1,615 million recorded in "Industrial and commercial equipment" was mainly due to the acquisition of moulds for the production of the eyewear line sold under the "Extè" trademark.
The Lit 3,911 million rise in "Other assets" is largely a consequence of further investments for the support of the new group IT system and furnishing costs for the opening and modernisation of boutiques and show-rooms.

Long-term financial assets
Balance at 30 June 2001: Lit 10,926 million
Balance at 31 December 2000: Lit 16,803 million
Balance at 30 June 2000: Lit 42,007 million

- **shareholdings in subsidiaries**

The increase is due to the acquisition of the entire shareholding in NOUVELLE LA MARJOLAINE S.a.r.l., a company with registered offices in Saint Tropez (France), on 1 April 2001. It was valued at 30 June 2001 using the equity method and has not been included in the consolidation area as not considered significant.

- **shareholdings in affiliates**

The net decrease of Lit 7,933 million compared to 31 December 2000 is due to:

- reclassification of the 40% shareholding in VERSIT LLC. to "Marketable securities" since it will be sold. The value of the shareholding, held by IT USA Inc., is calculated using the equity method and does not exceed its estimated realisable value. This is considered adequate in relation to the new distribution structure of Versace products on the American market, as described in section A of this report. During 2001, VERSIT LLC. resolved the distribution of dividends equal to US$ 1,600,000 to IT USA Inc.. The net decrease was a consequence of such distribution and the revaluation carried out in consideration of the result of the period.
- acquisition of 40% of the share capital of NEOMETAL OPTIK S.p.A., with registered offices in Domegge di Cadore (BL), recorded in the financial statements for Lit 400 million.

- **receivables due from others before and after 12 months**

The increase of Lit 1,066 million is mainly due to guarantee deposits relating to the opening of new boutiques.

Current assets

Inventories
Net balance at 30 June 2001: Lit 238,594 million
Net balance at 31 December 2000: Lit 189,186 million
Net balance at 30 June 2000: Lit 154,239 million

The Lit 49,408 million rise compared to 31 December 2000 is a result of both a general upturn in activity and the different mix of inventories in stock at 30 June 2001. It should be noted that the production and delivery of Autumn/Winter products are underway at this date, which are higher in cost than the Spring/Summer collection produced and delivered at year end.

Receivables
Net balance at 30 June 2001: Lit 201,807 million
Net balance at 31 December 2000: Lit 224,077 million
Net balance at 30 June 2000: Lit 286,797 million

The decrease of Lit 22,270 million compared to 31 December 2000 is mainly due to the following:

- the Lit 36,789 million reduction in trade receivables was influenced by the factoring of receivables without recourse during 2001 by the subsidiaries ITTIERRE S.p.A., ITJ S.p.A. and FD S.p.A. for Lit 159,987 million (at 31 December this amounted to Lit 104,703 million and also included receivables factored by ALLISON S.p.A.). The factoring company has been given a guarantee covering the exemption on the amount of factored receivables, and the exemption is duly indicated in the memorandum accounts.
- the decrease in receivables due from VERSIT LLC by Lit 2,815 million;
- the Lit 16,479 million rise in receivables due from other is above all due to the increase in amounts due from taxation authorities for VAT and taxes (Lit 7,568 million and Lit 4,113 million respectively), as well as the increase in advance commission (Lit 4,962 million).

Marketable securities
Balance at 30 June 2001: Lit 10,284 million
Balance at 31 December 2000: Lit 1,882 million
Balance at 30 June 2000: Lit 0

The increase of Lit 8,402 million compared to 31 December 2000 is due to the combined effect of reclassification of the shareholding in VERSIT LLC., as commented under "Long-term financial assets: shareholdings in affiliates", and the sale and purchase of own shares as deliberated by the shareholders' meeting of the holding company of 28 April 2000, which renewed the authorisation of the board of directors to perform this transaction up to 19 October 2001.

Cash and cash equivalents
Balance at 30 June 2001: Lit 76,022 million
Balance at 31 December 2000: Lit 70,163 million
Balance at 30 June 2000: Lit 87,704 million

Reference should be made to the section on the group's financial position in the directors' report.

Accrued income and prepaid expenses
Balance at 30 June 2001: Lit 97,809 million
Balance at 31 December 2000: Lit 84,470 million
Balance at 30 June 2000: Lit 92,220 million

The rise of Lit 13,339 million over 31 December 2000 is mainly due to greater prepayments for the preparation of samples following the increase in the group's general activity.

Liabilities

Net worth
Balance at 30 June 2001: Lit 259,151million
Balance at 31 December 2000: Lit 267,492 million
Balance at 30 June 2000: Lit 281,278 million

Changes in consolidated net worth during the period are summarised in attachment 3.
The reduction of Lit 638 million in share capital was a necessary consequence of its conversion and rounding into Euro as deliberated by the shareholders' meeting of 4 May. The rounding difference was allocated to the legal reserve.
At 30 June 2001, the ownership of the holding company is as follows:

Shareholder	No of common shares	% of ownership interest
PA Investments S.A.	135,356,700	67.63
Directors	1,017,800	0.51
Own shares	536,500	0.27
Market	63,219,000	31.59
Total	**200,130,000**	**100.00**

A reconciliation of the holding company's net worth and result for the period and the consolidated net worth and result at the same date is shown below:

	Networth at 30/06/2001	Net income at 30/06/2001	Net worth at 31/12/2000	Netincome at 31/12/2000
Financial statements of the holding company	**115,134**	**(4,992)**	**130,133**	**25,550**
Consolidated net worth of ITTIERRE S.p.A. and its subsidiaries	212,106	22,254	189,781	37,017
Elimination of dividends from ITTIERRE S.p.A.	-	-	-	(30,000)
Elimination of the book value of the shareholding in ITTIERRE S.p.A.	(26,319)	-	(26,319)	-
Consolidated net worth of ITTIERRE ITALIA S.p.A. and its subsidiaries	9,995	(3,204)	10,816	(12,423)
Elimination of the book value of the shareholding in ITTIERRE ITALIA S.p.A.	(65,000)	-	(65,000)	-
Goodwill arising on consolidation	27,900	(2,537)	30,438	(5,073)
Consolidated net worth of ALLISON S.p.A. and its subsidiaries	8,761	4,270	4,506	156
Elimination of the book value of the shareholding in ALLISON S.p.A.	(11,310)	-	(11,310)	-
Goodwill arising on consolidation	5,261	(351)	5,612	(702)
Consolidated net worth of GIGLI S.p.A. and its subsidiaries	398	(907)	1,518	314
Elimination of the acquistion value of the shareholding in GIGLI S.p.A.	(1,000)	-	(1,000)	-
Consolidated net worth of M.A.C. - Manifatture Associate Cashmere S.p.A. and its subsidiaries	7,335	(11,071)	8,429	(4,044)
Elimination of the acquisition value of the shareholding in M.A.C. - Manifatture Associate Cashmere S.p.A.	(87,098)	-	(77,098)	-
Goodwill arising on consolidation	65,217	(1,957)	67,174	(4,164)
Consolidated net worth of MALO S.p.A. and its subsidiaries	10,197	10	10,187	-
Elimination of the acquisition value of the shareholding in MALO S.p.A.	(10,623)	-	(10,623)	-
Goodwill arising on consolidation	406	(30)	436	-
Effect arising from the change in inventories valuation	1,990	215	1,775	1,775
Elimination of inter-company profits	(4,295)	(1,484)	(2,750)	1,794
Consolidated financial statement	**259,055**	**216**	**266,705**	**10,200**

Provisions for contingencies and charges
Balance at 30 June 2001: Lit 16,417 million
Balance at 31 December 2000: Lit 14,975 million
Balance at 30 June 2000: Lit 15,982 million

The Lit 1,442 million increase over 31 December 2000 is mainly due to accruals to "agents' termination benefits" and to the provision for returns on sales.

Severance pay fund
Balance at 30 June 2001: Lit 21,390 million
Balance at 31 December 2000: Lit 19,777 million
Balance at 30 June 2000: Lit 18,202 million

The net increase of Lit 1,613 million compared to 31 December 2000 consists of accruals of Lit 2,911 million, utilisations of Lit 1,282 million and the effect of the exclusion of MAC ROMA S.r.l. from the consolidation area (Lit 16 million).

Payable
Balance at 30 June 2001: Lit 688,744 million
Balance at 31 December 2000: Lit 638,820 million
Balance at 30 June 2000: Lit 682,661 million

The main variations compared to 31 December 2000 relate to the following captions:
- "Due to banks before 12 months" increased by Lit 44,862 million mainly due to the utilisation of the stand-by credit line coordinated by a syndicate of banks headed by San Paolo IMI S.p.A. for a total of Lit 150,000 million, disbursed on 14 June 2001 and expiring on 12 December 2002, at the annual Euribor rate plus a spread of 0.60%;
- "Due to banks after 12 months" decreased by Lit 6,834 million mainly as a result of the reclassification of the repayment instalments due before next year of the loan coordinated by Mediocredito Centrale S.p.A. and disbursed on 17 April 2000.

Reference should be made to the section on the group's financial position in section A of the directors' report.
- "Due to suppliers before 12 months" increased by Lit 29,105 million due to the general upturn in production.
- "Other payables due before 12 months" decreased by Lit 9,252 million, mainly due to the drop in payables to DINERS CLUB D'ITALIA S.p.A. for payments made to group companies' suppliers using the Diners credit card.

Wages and salaries due to employees but not yet paid at 30 June 2001 are also recorded under payables. This has led to the classification of the item in the 2000 half year report (Lit 6,257 million) and the financial statements at 31 December 2000 (Lit 3,329 million) since it was previously included under accrued liabilities.

Accrued liabilities and deferred income
Balance at 30 June 2001: Lit 33,357 million
Balance at 31 December 2000: Lit 28,626 million
Balance at 30 June 2000: Lit 23,364 million

The balance shows a net increase of Lit 4,731 million mainly due to the rise in royalties to licensors and in interest payable (Lit 557 million).
That described in the previous caption also applies to "Accrued liabilities".

Memorandum accounts

Commitments and other memorandum accounts not disclosed in the balance sheet
All commitments and memorandum accounts are stated at the foot of the balance sheet.

Commitments and other memorandum accounts disclosed in the balance sheet
Balance at 30 June 2001: Lit 235,308 million
Balance at 31 December 2000: Lit 156,614 million
Balance at 30 June 2000: Lit 168,002 million

The main variations that took place during the first half of 2001 relate to:
1. return of the patronage letter for Lit 2,300 million given by IT HOLDING S.p.A. to Banca Nazionale del Lavoro against credit facilities granted to ITTIERRE S.p.A.;
2. return of the patronage letter for Lit 200 million given by ITTIERRE S.p.A. to Banca Nazionale del Lavoro against credit facilities granted to ITJ S.p.A.;
3. increase of Lit 44,827 million in commitments for foreign exchange transactions, representing the notional capital of forward foreign exchange sale contracts existing at 30 June 2001 converted into lira at the contract forward exchange rate;
4. third party bills receivable with the group at 31 December 2000 amounting to Lit 1,300 million relate to bills owned by the holding company PA Investments S.A. and managed by ITTIERRE S.p.A.. These bills are currently directly managed by PA Investments S.A.;
5. the Lit 37,296 million rise in "Exemption on factoring of receivables without recourse" taken on by ITTIERRE S.p.A., ITJ S.p.A. and FD S.p.A. and given to Fineco Factoring S.p.A. and Ifitalia S.p.A.. At 30 June 2001, the total does not include ALLISON S.p.A. since it has not factored any receivables;

No variations have taken place with respect to commitments undertaken on behalf of subsidiaries compared to 31 December 2000 except for that stated in points 1 and 2.

D) Notes to the consolidated income statement

Comments on the trend of costs and revenues are provided in the directors' report, while the main changes in the income statement captions at 30 June 2001 compared to 30 June 2000 are described below.

Revenues from sales and services
First half 2001: Lit 480.268 million
First half 2000: Lit 395,553 million
2000 balance: Lit 838,004 million

Other revenues and income
First half 2001: Lit 7,968 million
First half 2000: Lit 7,295 million
2000 balance: Lit 14,562 million

Break-down of revenues from sales and services by business segment and geographical area

The total values of "Revenues from sales and services" and "Other revenues and income" stated in the consolidated half year reports at 30 June 2001 and 30 June 2000 are as follows:

First half 2001

Activity	**Geographical distribution**		**Total revenues**
	Italy	**Abroad**	
Finished products	181,230	297,292	478,522
Raw materials	790	956	1,746
Other revenues	7,957	11	7,968
Total revenues	**189,977**	**298,259**	**488,236**

First half 2000

Activity	Geographical distribution		Total revenues
	Italy	**Abroad**	
Finished products	132,300	250,240	382,540
Raw materials	12,517	496	13,013
Other revenues	7,148	147	7,295
Total revenues	**151,965**	**250,883**	**402,848**

Reference should be made to the directors' report for information about the geographical distribution of revenues.

Financial income and charges
First half 2001: Lit (16,651) million
First half 2000: Lit (6,460) million
2000 balance: Lit (25,273) million

Financial income	30/06/2001	30/06/2000
Interest on long-term receivables	131	369
Interest on long-term government securities	4	4
Gains on the sale of own shares	470	-
Interest on the advance settlement of payables due to PA Investments S.A.	884	-
Interest income	110	158
Bank interest income	191	109
Financial discounts on payables	6	327
Gains on foreign exchange	4.899	1.232
Total	**6,695**	**2,199**

Financial charges	30/06/2001	30/06/2000
Bank interest expense	2.017	794
Interest on loans	7.691	3.833
Interest expense	3.287	730
Bank charges and commission	1.098	924
Financial discounts on receivables	1.863	1.613
Losses on foreign exchange	7.390	765
Total	**23,346**	**8,659**

The net increase in financial charges is mainly due to:
- greater indebtedness to banks as commented on in the directors' report;
- increase in commissions due to banks as a result of greater factoring of receivables without recourse;
- net losses of Lit 2,491 million on foreign exchange against the net gains of Lit 467 million at 30 June 2000.This caption records losses and gains on hedging contracts against exchange risks, which shows a negative balance at 30 June 2001 following the appreciation of the dollar and pound against the lira. However the loss is compensated by the increase of turnover in lira over the dollar and pound.

Extraordinary items
First half 2001: Lit (5,986) million
First half 2000: Lit 225 million
2000 balance: Lit (2,472) million

The negative balance of Lit 5,986 million is due to the following:

- income of Lit 793 million mainly related to erroneous accruals made in previous years.
- non-recurring losses and extraordinary charges totalling Lit 6,779 million mainly including costs incurred for bonuses and benefits on contract terminations, the charge following the settlement with the German taxation authorities described in the paragraph "Tax position", and the remaining portion of non-recurring losses principally related to erroneous accruals made in previous years.

E) Other information

Average number of employees
The required information is given in attachment 5.

Receivables and payables due after five years and payables secured by group assets
The group has no receivables or payables due after five years except for those stated under "Due to banks after 12 months".

Financial charges capitalised to asset values
No financial charges have been capitalised to asset values stated in the 2001 or 2000 balance sheets.

Tax position
Variations in the group's tax position compared to 31 December 2000 mainly relate to tax disputes, in particular:

- ITTIERRE S.p.A. has settled by agreement the assessment issued by the Tax Office of Isernia, whereby it contested the deductibility of losses on receivables, by paying a charge of Lit 113 million. During the first half of 2001, the Provincial Tax Commission partially granted the company's appeal regarding the 1995 and 1996 tax periods. On the basis of such decision the tax burden is Lit 226 million. Following inspection by the tax inspectors from which official statements of dispute were issued to ITTIERRE S.p.A. for certain formal and substantive irregularities relating to VAT, notices of adjustment for 1995 and 1996 were received during the first half of 2001. It should be noted that such liabilities are covered by the indemnity agreement in which PA Investments S.A. indemnifies IT HOLDING S.p.A. and it subsidiaries against tax risks arising from events occurring before 31 December 1996.
- the tax inspectors completed their assessment of M.A.C. S.p.A.- MANIFATTURE ASSOCIATE CASHMERE for the 1998, 1999 and 2000 tax periods. An official statement of dispute was issued which states that more than Lit 21 billion should be paid mainly for the objections raised on the sales prices applied to foreign companies of the MAC group. The potential estimated liability should not exceed the accrual in the related tax provision.
- from the assessment of ITTIERRE MODEN GmbH for the 1995 to 1998 tax periods, it emerged that, inter alia, returns from ITTIERRE S.p.A.'s customers were not debited for 1997 and 1998. Following settlement with the German taxation authorities, the dispute has been concluded with a payment of DM 908,000.

Relationships with parent companies, with companies controlled by the latter, with affiliates and relationships with related parties

Relationships with parent companies and companies controlled by the latter, with affiliates and relationships with related parties are commented on in the directors' report in the paragraph "Relationships with unconsolidated subsidiaries, affiliates, parent companies and with companies controlled by the latter and relationships with related parties".

Final consideration

The nature and business activities of the group and significant events occurred during and after 30 June 2001 are described in the directors' report.

F) Consolidation area

The companies consolidated in the half year report on a line-by-line basis and the shareholdings valued using the equity method are shown in attachment 6.

Changes in the consolidation area are described below:

- The transfer to third parties of 48% of the share capital of ITTIERRE (UK) Ltd. by IT FINANCE AND TRADING B.V..
- The transfer to third parties of 51% of the quotaholding in MAC ROMA S.r.l. by M.A.C. - MANIFATTURE ASSOCIATE CASHMERE S.p.A. for a amount equal to its book value.
- Acquisition by MAC FRANCE E.u.r.l. of 100% of the quota capital in NOUVELLE LA MARJOLAINE S.a.r.l., a French company with registered offices in Saint Tropez, for F 3,300,000 (Lit 974 million). The aim of the transaction is to expand the existing "Malo" boutique in the above-mentioned town.
- Acquisition of TOMMY INTERNATIONAL S.r.l. by third parties, recorded in the financial statements of M.A.C. - MANIFATTURE ASSOCIATE CASHMERE S.p.A. for Lit 2,400 million. This company manages a shop in Rome which will be used to expand the "Malo" boutique already present in the city, and will merge with M.A.C. - MANIFATTURE ASSOCIATE CASHMERE S.p.A. in the next few months.
- Acquisition from third parties of 80% of the share capital of EUROFRAMES EYEWEAR Inc. (registered offices in Los Angeles) for Lit 693 million. This company has changed its name to ALLISON EYEWEAR Inc. and is the distributor of group eyewear lines in America.
- Acquisition from third parties of 40% of the share capital of NEOMETAL OPTIK S.p.A., with registered offcies in Domegge di Cadore (BL), recorded in ALLISON S.p.A.'s financial statements for Lit 400 million. This company produces plastic and metal eyewear and the acquisition of the shareholding is part of ALLISON S.p.A.'s strategy to strengthen its production activity.

The holding company IT HOLDING S.p.A. is currently controlled by PA Investments S.A., a company with registered offices in Rue de L'Eau 18, Luxembourg.

Chairman of the board of directors
Cav. Lav. Tonino Perna
(signed on the original)

Attachments to the consolidated half year report

Attachment 1 to the half year report

Changes in intangible assets
(in millions of Lire)

	2000 balances				
	Cost	Revaluat. (a)	Accumulated amortisation	Write-down	**Net opening balance**
Start up and expansion costs	5,297		2,310		2,987
Research, development and advertising costs	22,123		5,495		16,628
Industrial patents and similar rights	13		3		10
Licences, trademarks and permits	161,818		26,629		135,189
Goodwill	21,180		4,600		16,580
Goodwill arising on consolidation	118,335		30,379		87,956
Assets in formation and advances	675				675
Other	44,610		16,848		27,762
Total	**374,051**		**86,264**		**287,787**

Changes during period								
Additions	Reclass. items	Sales and disposals	Revaluat.	Amort. charge	Write-down	Exchange difference	Changes in consol. area	**Net closing balance**
287	-	-	-	509	-	-	-	2,765
125	-	10	-	2,151	-	-	-	14,592
28	-	-	-	6	-	-	-	32
1,999	-	6	-	6,323	-	(235)	120	130,744
3,563	-	14	-	1,028	-	154	(40)	19,215
-	-	-	-	4,948	-	250	86	83,344
793	-	-	-	-	-	-	-	1,468
8,340	-	865	-	2,403	-	1,041	(170)	33,705
15,135	**-**	**895**	**-**	**17,368**	**-**	**1,210**	**(4)**	**285,865**

Attachment 2 to the half year report

Changes in tangible assets
(in millions of Lire)

	2000 balances				
	Cost	Rivalutaz. (a)	Accumulated depreciation	Write-down	**Net opening balance**
Land and buildings	61,500	322	10,197	-	51,625
Plant and machinery	38,823	-	21,369	-	17,454
Industrial and commercial equipment	8,526	-	4,946	-	3,580
Other assets	46,758	-	24,298	-	22,460
Assets in formation and advances	203	-	-	-	203
Total	**155,810**	**322**	**60,810**	**-**	**95,322**

Changes during period									
Additions	Sales and disposals	Reclass. items	Exchange difference	Changes in consol. area	Revaluat. (b)	Depr. charge	Write-down	**Net closing balance**	**Total revaluat. at period-end (a+b)**
368	-	9	376	-	-	952	-	51,426	322
3,277	187	(9)	-	(13)	-	1,966	-	18,556	
1,422	227	193	-	-	-	808	-	4,160	
3,911	184	-	254	(58)	-	2,950	-	23,433	
167	-	(193)	-	-	-	-	-	177	
9,145	**598**	**-**	**630**	**(71)**	**-**	**6,676**	**-**	**97,752**	**322**

Attachment 3 to the half year report

Changes in consolidated net worth at 30 June 2001
(in millions of Lire)

	Balance at 31/12/2000	Allocation of net income	Distribution of dividends	Purchase/sale own shares
Group interest in net worth:				
Share capital	20,013	-	-	-
Share premium reserve	55,593	-	-	(2,491)
Legal reserve	2,861	1,277	-	-
Reserve for own shares	1,732	-	-	2,491
Extraordinary reserve	5,909	2,555	-	-
Other reserves:				
- consolidation reserve	58,118	-	-	-
- translation reserve	2,671	-	-	-
- other	864	-	-	-
Retained earnings (losses)	108,744	(3,638)	-	-
Net income (loss) for the period/year	10,200	(194)	(10,006)	-
Total group interest in net worth	**266,705**	**-**	**(10,006)**	**-**
Minority interest in net worth:				
Capital and reserves	714	73	(507)	-
Net income (loss)	73	(73)	-	-
Total minority interest in net worth	**787**	**-**	**(507)**	**-**
Total net worth	**267,492**	**-**	**(10,513)**	**-**

Translation differences	Capital grants received	Share capital increase	Other changes	Net income	Balance at 30/06/2001
-	-	-	(638)	-	19,375
-	-	-	-	-	53,102
-	-	-	638	-	4,776
-	-	-	-	-	4,223
-	-	-	-	-	8,464
-	-	-	-	-	58,118
1,924	-	-	-	-	4,595
-	216	-	-	-	1,080
-	-	-	-	-	105,106
-	-	-	-	216	216
1,924	**216**	**-**	**-**	**216**	**259,055**
-	-	-	81	-	361
-	-	-	-	(265)	(265)
-	**-**	**-**	**81**	**(265)**	**96**
1,924	**216**	**-**	**81**	**(49)**	**259,151**

Attachment 4 to the half year report

Consolidated cash flow statement

(in millions of Lire)	30/06/2001	31/12/2000
Cash flows from operating activities:		
Net income	216	10,200
Adjustments made to reconcile net income with variations in cash flow from operating activities:		
- Net income (loss) attributable to minority interests	(265)	73
- Depreciation and amortisation	24,044	43,819
- Severance pay fund	2,911	5,534
- Other long-term liabilities	2,709	2,835
Changes in working capital excluding cash:		
- Trade receivables	29,322	16,214
- Due from parent companies	(25)	-
- Other receivables	(15,730)	(22,618)
- Inventories	(49,408)	(64,938)
- Accrued income and prepaid expenses	(13,339)	(7,527)
- Due from group companies and related parties	8,967	(9,453)
- Net assets held for sale	(5,911)	(150)
- Purchase (sale) of own shares	(2,491)	(1,732)
- Other assets	181	1,503
- Supplies	26,182	38,642
- Sums payable to taxation authorities	1,783	(1,224)
- Accrued liabilities, deferred income and other current liabilities	10,470	(24,721)
- Due to group companies and related parties	(10,753)	18,081
- Other long-term liabilities	(2,811)	(7,383)
Net cash flow from operating activities	**6,052**	**(2,845)**
Cash flows from investing activities:		
Sales of (additions to) tangible assets	(9,106)	(14,100)
Sales of (additions to) intangible assets	(15,111)	(48,784)
Goodwill arising on consolidation	(336)	(8,431)
Changes in consolidation reserves	80	(3,575)
Changes in shareholdings	6,944	(3,121)
Purchase (sale) of securities	-	45
Net cash outflow from investing activities	**(17,529)**	**(77,966)**
Cash flows from financing activities:		
Decrease in payables to parent company	(12,319)	(33,253)
Change in short term financial payables	44,862	58,612
Receipt/repayment of loans	(6,834)	83,097
Change in translation reserves	1,924	354
Dividends	(10,513)	(9,997)
Share capital increase	-	71
Capital contribution received	216	429
Net cash inflow from financing activities	**17,336**	**99,313**
Increase (decrease) in cash	**5,859**	**18,502**
Cash - opening balance	**70,163**	**51,661**
Cash - closing balance	**76,022**	**70,163**

Attachment 5 to the half year report

Number of employees

Category	Number at 30/06/2001	Average number at 30/06/2001	Number at 31/12/2000	Average number at 31/12/2000
Executives	48	47,99	40	37,40
Office staff	1,135	1,123,04	1,170	1,193,16
Workers	666	650,35	609	599,31
Total	**1,849**	**1,821,38**	**1,819**	**1,829,87**

Attachment 6 to the half year report

Shareholding companies of IT Holding S.p.A. (in Italian lire, unless otherwise indicated)

Name	Registered offices	Share/quota capital	Direct % of holding	Indirect % of holding — Parent company	Indirect % of holding — % of holding
ALLISON S.p.A.	Limena (PD) - I	3,300,000,000	100.00%		
ALLISON EYEWEAR Inc.	Los Angeles CA - USA	US$ 250,000		ALLISON S.p.A.	80.00%
NEOMETAL OPTIK S.p.A.	Domegge di Cadore (BL) - I	Euro 520,000		ALLISON S.p.A.	40.00%
GIGLI S.p.A.	Pettoranello di Molise (IS) - I	1,000,000,000	100.00%		
V2I HOLDING S.A.	Luxembourg - L	Euro 3,235,090		GIGLI S.p.A.	100.00%
EUROHOLDING FASHION S.A.	Luxembourg - L	SwF 150,000		V2I HOLDING S.A.	80.00%
INTERSTYLE HOLDING S.A.	Luxembourg - L	Swf 2,600,000		V2I HOLDING S.A.	80.00%
MODA BRAND HOLDING S.A.	Luxembourg - L	SwF 300,000		V2I HOLDING S.A.	80.00%
M.A.C. - MANIFATTURE ASSOCIATE CASHMERE S.p.A.	Campi Bisenzio (FI) - I	5,000,000,000	100.00%		
COMPAGNIA ITALIANA MAGLIERIE S.r.l.	Florence - I	60,000,000		M.A.C. - MANIFATTURE ASSOCIATE CASHMERE S.p.A.	100.00%
MAC DEUTSCHLAND GmbH	Düsseldorf - D	DM 500,000		M.A.C. - MANIFATTURE ASSOCIATE CASHMERE S.p.A.	100.00%
MAC FRANCE E.u.r.l.	Paris - F	Euro 360,000		M.A.C. - MANIFATTURE ASSOCIATE CASHMERE S.p.A.	100.00%
NOUVELLE LA MARJOLAINE S.a.r.l.	Saint Tropez - F	F 50,000		MAC FRANCE E.u.r.l.	100.00%
MAC JAPAN Inc.	Tokyo - J	Y 10,000,000		M.A.C. - MANIFATTURE ASSOCIATE CASHMERE S.p.A.	100.00%
TOMMY INTERNATIONAL S.r.l.	Rome - I	20,000,000		M.A.C. - MANIFATTURE ASSOCIATE CASHMERE S.p.A.	100.00%
ITTIERRE S.p.A.	Pettoranello di Molise (IS) - I	Euro 27,864,000	100.00%		
ITJ S.p.A.	Pettoranello di Molise (IS) - I	Euro 5,676,000		ITTIERRE S.p.A.	100.00%
ITC S.p.A.	Pettoranello di Molise (IS) - I	5,000,000,000		ITTIERRE S.p.A. ITJ S.p.A.	99.998% 0.002%
FD S.p.A.	Pettoranello di Molise (IS) - I	Euro 4,128,000		ITTIERRE S.p.A.	100.00%
ITTIERRE ITALIA S.p.A.	Pettoranello di Molise (IS) - I	11,000,000,000	100.00%		
HYPSOS S.p.A.	Pettoranello di Molise (IS) - I	200,000,000	0.05%	ITTIERRE ITALIA S.p.A.	99.95%
EXTE' UK Ltd.	London - GB	£ 2		ITTIERRE ITALIA S.p.A.	100.00%
IT FINANCE AND TRADING B.V.	Amsterdam - NL	f. 10,540,000		ITTIERRE ITALIA S.p.A.	100.00%
FAR IT Ltd.	Hong Kong - HK	HK$ 500,000		IT FINANCE AND TRADING B.V.	100.00%
ITTIERRE MODEN GmbH	Düsseldorf - D	DM 125,000		IT FINANCE AND TRADING B.V.	100.00%
IT USA Inc.	New York - NY -USA	US$ 200,000		IT FINANCE AND TRADING B.V.	100.00%
MAC USA Inc.	New York - NY -USA	US$ 50,000		IT USA INC.	100.00%
VERSIT Llc.	New York - NY -USA	USD 2,000,000		IT USA INC.	40.00%
ITTIERRE FRANCE S.A.	Paris - F	F 9,720,000		IT FINANCE AND TRADING B.V. ITTIERRE ITALIA S.p.A. HYPSOS S.p.A.	99.994% 0.001% 0.001%
ITTIERRE SUISSE GmbH	Zollikon Zurich - CH	SwF 250,000		IT FINANCE AND TRADING B.V.	100.00%
HOBBYMARKT WASSENAAR B.V.	Amsterdam - NL	f. 40,000		IT FINANCE AND TRADING B.V.	100.00%
QUARTERMAIN Ltd.	Hong Kong - HK	HK$ 1,000		IT FINANCE AND TRADING B.V.	99.90%
MAGIC STYLE S.r.l.	Pettoranello di Molise (IS) - I	20,000,000		HOBBYMARKT WASSENAAR B.V.	100.00%
MALO S.p.A.	Campi Bisenzio (FI) - I	10,000,000,000	100.00%		
MAISON RG USA Inc.	New York - NY -USA	US$ 2,000		MALO S.p.A.	100.00%

All shareholdings are owned by the company.
Those companies which are in liquidation, or where the holding is less than 1%, are not included.

Attachment 7 to the half year report

Balance sheet and income statement of IT HOLDING S.p.A.

(Euro) 30/06/2000	(Euro) 31/12/2000	(Euro) 30/06/2001			ASSETS	(Lire) 30/06/2001	(Lire) 31/12/2000	(Lire) 30/06/2000
			A)		SHARE CAPITAL PROCEEDS TO BE RECEIVED			
			B)		FIXED ASSETS			
			I.		**Intangible assets**			
933,185	1,243,173	1,072,082		1	start up and expansion costs	2,075,840,520	2,407,119,040	1,806,897,560
3,217,329	3,784,517	3,590,080		4	licences, trademarks and permits	6,951,363,129	7,327,845,859	6,229,617,464
-	-	-		5	goodwill	-	-	-
591,834	254,640	332,924		6	assets in formation and advances	644,630,559	493,052,741	1,145,950,000
787,838	743,989	1,074,647		7	other	2,080,807,139	1,440,562,643	1,525,466,607
5,530,185	**6,026,319**	**6,069,733**			**Total**	**11,752,641,347**	**11,668,580,283**	**10,707,931,631**
			II.		***Tangible assets***			
10,865	13,146	12,108		2	plant and machinery	23,444,622	25,454,061	21,036,904
436	327	218		3	*industrial and commercial equipment*	422,136	633,204	844,272
838,885	808,000	739,472		4	other assets	1,431,816,950	1,564,506,709	1,624,307,675
850,186	**821,473**	**751,798**			**Total**	**1,455,683,708**	**1,590,593,974**	**1,646,188,851**
			III.		**Long-term financial assets**			
				1	shareholdings in:			
76,577,681	98,823,223	103,987,792		a)	subsidiaries	201,348,441,112	191,348,441,112	148,275,066,612
76,577,681	98,823,223	103,987,792			total shareholdings	201,348,441,112	191,348,441,112	148,275,066,612
				2	Receivables:			
				a)	due from subsidiaries			
97,764,169	72,795,588	83,225,231		a1)	due before 12 months	161,146,518,470	140,951,913,700	189,297,826,638
				d)	due from others			
15,137,868	-	-		d1)	due before 12 months	-	-	29,311,000,000
5,533	8,355	7,249		d2)	due after 12 months	14,036,351	16,178,356	10,714,242
112,907,570	72,803,944	83,232,480			total receivables	161,160,554,821	140,968,092,056	218,619,540,880
-	-	-		3	other securities	-	-	-
-	-	-		4	own shares			-
189,485,251	**171,627,166**	**187,220,272**			**Total**	**362,508,995,933**	**332,316,533,168**	**366,894,607,492**
195,865,622	178,474,958	194,041,803			TOTAL FIXED ASSETS	375,717,320,988	345,575,707,425	379,248,727,974
			C)		CURRENT ASSETS			
			II.		**Receivables**			
				1	trade:			
350,252	146,868	79,085		1.1	due before 12 months	153,130,692	284,376,651	678,182,467
				2	subsidiaries:			
16,369,615	44,032,294	30,438,415		2.1	due before 12 months	58,936,988,359	85,258,410,482	31,695,993,877
				4	due from parent companies:			
296,141	61,893	31,629		4.1	due before 12 months	61,241,953	119,840,895	573,408,968
				5	due from others:			
3,866,292	1,809,795	1,673,025		5.1	due before 12 months	3,239,428,396	3,504,252,188	7,486,184,774
20,882,300	**46,050,850**	**32,222,154**			**Total**	**62,390,789,400**	**89,166,880,216**	**40,433,770,086**
			III.		***Marketable securities***			
-	894,630	2,181,035		5	own shares	4,223,072,640	1,732,244,475	-
-	**894,630**	**2,181,035**			**Total**	**4,223,072,640**	**1,732,244,475**	-
			IV.		**Cash and cash equivalents:**			
3,204,574	1,227,565	9,108		1	bank and P.O. deposits	17,636,417	2,376,897,743	6,204,921,256
-	1,291	-		2	cheques on hand	-	2,500,000	-
8,377	8,734	11,353		3	cash on hand	21,983,019	16,911,041	16,219,855
3,212,951	**1,237,590**	**20,461**			**Total**	**39,619,436**	**2,396,308,784**	**6,221,141,111**
24,095,251	**48,183,070**	**34,423,650**			**TOTAL CURRENT ASSETS**	**66,653,481,476**	**93,295,433,475**	**46,654,911,197**
			D)		ACCRUED INCOME AND			
718,964	121,625	122,920			PREPAID EXPENSES	238,007,032	235,498,260	1,392,107,793
220,679,836	226,779,653	228,588,373			TOTAL ASSETS	442,608,809,496	439,106,639,160	427,295,746,964

(Euro) 30/06/2000	31/12/2000	30/06/2001		LIABILITIES	(Lire) 30/06/2001	31/12/2000	30/06/2000
			A)	NET WORTH			
10,326,556	10,335,852	10,006,500	I	- Share capital	19,375,285,755	20,013,000,000	19,995,000,000
29,578,725	28,711,426	27,425,020	II	- Share premium reserve	53,102,244,360	55,593,072,525	57,272,397,000
1,477,654	1,477,654	2,466,788	IV	- Legal reserve	4,776,368,443	2,861,138,031	2,861,138,031
-	894,630	2,181,035	V	- Reserve for own shares	4,223,072,640	1,732,244,475	-
3,051,371	3,051,371	4,370,935	VII	- Other reserves:	8,463,309,671	5,908,277,337	5,908,277,337
3,051,371	3,051,371	4,370,935	1	- extraordinary reserve	8,463,309,671	5,908,277,337	5,908,277,337
9,541,685	9,541,685	15,590,054	VIII	- Retained earnings	30,186,553,271	18,475,278,434	18,475,278,434
86,767	13,195,641	(2,578,292)	IX	- Net income (loss) for the period/year	(4,992,268,629)	25,550,323,338	168,003,758
54,062,757	67,208,258	59,462,040		TOTAL NET WORTH	115,134,565,511	130,133,334,140	104,680,094,560
			B)	PROVISIONS FOR CONTINGENCIES AND CHARGES			
1,075,538	1,147,235	1,265,183	C)	SEVERANCE PAY FUND	2,449,736,090	2,221,357,530	2,082,531,611
			D)	PAYABLES			
			3	due to banks:			
88,343,214	78,879,595	97,630,179	3.1	due before 12 months	189,038,386,354	152,732,193,750	171,056,315,512
65,000,000	56,875,000	48,750,000	3.2	due after months	94,393,162,500	110,125,356,250	125,857,550,000
			6	due to suppliers:			
4,623,731	2,566,948	1,367,091	6.1	due before 12 months	2,647,056,328	4,970,304,995	8,952,791,314
			8	due to subsidiaries:			
5,499,176	17,490,851	17,900,030	8.1	due before 12 months	34,659,291,710	33,867,010,581	10,647,890,216
			10	due to parent companies:			
-	220,012	29,004	10.1	due before 12 months	56,160,318	426,002,555	-
			11	sums payable to taxation authorities:			
417,083	233,878	127,575	11.1	due before 12 months	247,020,149	452,850,516	807,584,597
			12	due to social security agencies:			
150,348	204,726	191,835	12.1	due before 12 months	371,443,980	396,404,946	291,113,521
			13	other payables:			
1,076,623	984,429	1,174,560	13.1	due before 12 months	2,274,264,987	1,906,119,577	2,084,631,854
165,110,174	157,455,439	167,170,274		TOTAL PAYABLES	323,686,786,326	304,876,243,170	319,697,877,014
			E)	ACCRUED LIABILITES AND			
431,367	968,720	690,876		DEFERRED INCOME	1,337,721,569	1,875,704,320	835,243,779
220,679,836	226,779,653	228,588,373		TOTAL LIABILITIES	442,608,809,496	439,106,639,160	427,295,746,964

(Euro) 30/06/2000	31/12/2000	30/06/2001			MEMORANDUM ACCOUNTS	30/06/2001	(Lire) 31/12/2000	30/06/2000
			A)		PERSONAL GUARANTEES			
				1	Sureties provided to:			
4,801,841	7,432,290	6,226,467			subsidiaries	12,056,121,219	14,390,921,040	9,297,660,883
60,425	-	-			third parties	-	-	117,000,000
				2	Patronage letters provided to:			
8,934,704	8,934,704	7,746,853			subsidiaries	15,000,000,000	17,300,000,000	17,300,000,000
-	-	-			third parties	-	-	-
13,796,971	16,366,995	13,973,320			TOTAL	27,056,121,219	31,690,921,040	26,714,660,883
13,796,971	16,366,995	13,973,320			TOTAL MEMORANDUM ACCOUNTS	27,056,121,219	31,690,921,040	26,714,660,883

(Euro) 30/06/2000	31/12/2000	30/06/2001		INCOME STATEMENT	(Lire) 30/06/2001	31/12/2000	30/06/2000
			A)	VALUE OF PRODUCTION			
5,089,218	8,797,482	4,654,878	1	revenues from sales and services	9,013,100,000	17,034,300,000	9,854,100,000
			5	other revenues and income:			
512,054	2,657,270	1,412,306	5.2	sundry revenues	2,734,604,844	5,145,193,038	991,475,413
5,601,272	11,454,752	6,067,184		TOTAL VALUE OF PRODUCTION	11,747,704,844	22,179,493,038	10,845,575,413
			B)	COSTS OF PRODUCTION			
40,724	106,643	59,484	6	raw, ancillary, consumable materials and merchandise	115,176,663	206,489,406	78,851,736
1,470,598	4,764,552	2,198,883	7	outside services	4,257,630,991	9,225,458,919	2,847,475,211
190,455	409,999	254,226	8	use of third-party assets	492,249,328	793,868,383	368,772,888
			9	personnel:			
2,242,532	4,011,008	2,413,915	a)	salaries and wages	4,673,990,074	7,766,395,019	4,342,146,697
471,651	851,180	539,318	b)	social security contributions	1,044,265,464	1,648,113,517	913,243,631
266,188	436,189	180,985	c)	severance pay fund	350,435,836	844,580,316	515,410,924
			10	amortisation/depreciation and write-downs:			
619,981	1,614,221	826,910	a)	intangible assets	1,601,121,508	3,125,566,920	1,200,450,702
73,282	133,684	104,887	b)	tangible assets	203,089,775	258,847,497	141,893,475
30,716	-	-	c)	other write-downs of fixed assets	-	-	59,474,931
62,361	169,026	43,578	14	sundry operating costs	84,379,652	327,279,739	120,747,841
5,468,487	12,496,501	6,622,186		TOTAL COSTS OF PRODUCTION	12,822,339,291	24,196,599,716	10,588,468,036
132,785	(1,041,749)	(555,002)		DIFFERENCE BETWEEN VALUE AND COSTS OF PRODUCTION	(1,074,634,447)	(2,017,106,678)	257,107,377

(Euro) 30/06/2000	31/12/2000	30/06/2001			INCOME STATEMENT	(Lire) 30/06/2001	31/12/2000	30/06/2000
			C)		FINANCIAL INCOME AND CHARGES			
				15	income from shareholdings:			
-	24,208,917	-		a)	subsidiaries	-	46,875,000,000	-
				16	other financial income:			
				a)	long-term receivables:			
1,643,978	4,317,932	2,253,551			a1) subsidiaries	4,363,483,393	8,360,681,309	3,183,186,098
-	-	-			a3) parent companies	-	-	-
69,654	69,654	-			a4) other parties	-	134,868,523	134,868,523
-	-	242,621		c)	securities included under marketable securities which are not shareholdings	469,780,728	-	-
				d)	other financial income:			
1,450	8,280	3,615			d4) other parties	7,000,509	16,032,260	2,807,520
-	42,990	19,658			d5) gains on foreign exchange	38,062,425	83,240,461	-
1,715,082	28,647,773	2,519,445			Total	4,878,327,055	55,469,822,553	3,320,862,141
				17	interest and other financial charges:			
-	-	336,976		a)	subsidiaries	652,476,815	-	-
1,762,564	6,464,344	3,989,156		d)	other parties	7,724,083,224	12,516,714,490	3,412,799,170
8,717	60,699	31,230		e)	losses on foreign exchange	60,469,511	117,529,317	16,879,303
1,771,281	6,525,042	4,357,362			Total	8,437,029,550	12,634,243,807	3,429,678,473
(56,199)	**22,122,730**	**(1,837,917)**			**TOTAL FINANCIAL INCOME AND CHARGES**	**(3,558,702,495)**	**42,835,578,746**	**(108,816,332)**
			E)		EXTRAORDINARY ITEMS			
				20	income:			
153,744	154,855	3,601		c)	non-recurring gains	6,973,187	299,841,478	297,690,524
12	32	20		d)	other items	38,296	61,597	23,021
153,756	154,887	3,621			Total	7,011,483	299,903,075	297,713,545
				21	charges:			
16,035	-	-		a)	capital losses on the sale of assets	-	-	31,048,178
96,547	96,901	7,668		c)	non-recurring losses	14,847,941	187,626,293	186,940,826
30,994	30,997	181,326		d)	other items	351,095,229	60,019,512	60,011,828
143,575	127,898	188,994			Total	365,943,170	247,645,805	278,000,832
10,181	**26,989**	**(185,373)**			**TOTAL EXTRAORDINARY ITEMS**	**(358,931,687)**	**52,257,270**	**19,712,713**
86,767	**21,107,970**	**(2,578,292)**			**RESULT BEFORE TAXES**	**(4,992,268,629)**	**40,870,729,338**	**168,003,758**
				22	income taxes			
-	4,590,284	-		a)	current taxes	-	8,888,030,000	-
-	3,322,045	-		b)	deferred taxes	-	6,432,376,000	-
86,767	**13,195,641**	**(2,578,292)**	26		**NET INCOME (LOSS) FOR THE PERIOD/YEAR**	**(4,992,268,629)**	**25,550,323,338**	**168,003,758**

Auditors' half-year report
up to June 2001

KPMG

Revisione e organizzazione contabile

KPMG S.p.A.
Via Francesco Caracciolo 17
80122 NAPOLI NA

Telefono (081) 660785
Telefax (081) 662752

(Translation from the Italian original which remains the definitive version)

Review report

To the shareholders of
IT Holding S.p.A.

1 We have reviewed the consolidated balance sheet, the consolidated profit and loss account and the relative notes of the IT Holding group as at and for the six months ended 30 June 2001, which are included in the half year report of IT Holding S.p.A.. We have also reviewed that part of the notes describing the activities of the group for the period with the sole objective of verifying consistency with the remainder of the half year report.

2 We conducted our review in accordance with Consob (the Italian Commission for Listed Companies and the Stock Exchange) guidelines set out in Consob resolution no. 10867 dated 31 July 1997. The review of the half year reports of certain subsidiaries, representing approximately 10% and 9% of consolidated assets and consolidated revenues respectively, has been performed by other auditors who provided us with their reports thereon. The review consisted primarily of the collection of information relating to the financial data and the consistency of application of the accounting policies through discussions with group company management and analytical procedures applied to the financial data presented. The review excluded such audit procedures as tests of controls and verification or validation of assets and liabilities and is significantly less than a full scope audit performed in accordance with generally accepted auditing standards. As a consequence, contrary to our reports on the annual consolidated financial statements, we do not express an opinion on the half year report.

3 With regards to the comparative figures relative to the annual consolidated financial statements and half year report of the previous year, reference should be made to our reports dated 6 April 2001 and 18 September 2000.

4 Based on our review, we are not aware of any material modification or integrations that should be made to the consolidated balance sheet, consolidated profit and loss account and relative notes described in paragraph 1 above for them to be in conformity with Consob guidelines governing preparation of half year reports approved with resolution no. 11971 dated 14 May 1999 and subsequent modifications and integrations.

KPMG

IT Holding S.p.A.
Review report
30 June 2001

5 We draw your attention to the following matters:

5.1 As described in the half year report, the parent company availed itself of the option permitted by point 7 of article 81 of the Consob guidelines adopted with resolution no. 11971 of 14 May 1999 and subsequent modifications and integrations, and presented the result for the period gross of taxes.

5.2 With reference to the legal proceedings brought about by Trussardi S.p.A. and disclosed in the half year report, a guarantee agreement exists which holds IT Holding S.p.A. and its subsidiaries harmless from any negative effects deriving from events which occurred prior to 31 December 1996.

Naples, 10 September 2001

KPMG S.p.A.

(signed on the original)

Giovanni Enrico Esposito
Director of Audit

2

Design: Barabino & Partners

Printed by: Abete Venturini Polo Grafico
at Industrie Poligrafiche Friulane

October 2001

IT HOLDING

QUARTERLY CONSOLIDATED FINANCIAL STATEMENTS
AS OF
31 MARCH 2001

IT HOLDING S.p.A.
Registered office: 86090 Pettoranello di Molise (Isernia) – Italy
Tel. 0865-4461/4462 Fax 0865-460290 – Share capital Lire 20.013.000.000 paid up
Isernia Business Register no. 38467/96 Tax revenue code and VAT Number 00383950946

DIRECTORS' REPORT 3

Recent developments 3

Group trends 4

SCHEDULES 5

RECLASSIFIED CONSOLIDATED INCOME STATEMENT 6

RECLASSIFIED CONSOLIDATED BALANCE SHEET 7

COMMENTS ON SCHEDULES 8

Accounting principles and methods 8

Significant changes 8

Information by sector and geographic area 9

Likely trends for current year 10

DIRECTORS' REPORT

Recent developments

Activities undertaken by the IT Holding Group during the first quarter of 2001 continued in the direction taken during the two previous years:

- development of own brands and licensed brands;
- diversification of the range of products;
- growing direct presence in distribution chain;
- modernisation of internal organisation and strengthening of managerial set-up.

Work is continuing on the gradual introduction of new products through directly-run Malo stores. With regard to the eyewear sector efforts to penetrate foreign markets are carrying on without pause.

The various business areas posted positive trends, albeit to varying extents, in all geographic areas, confirming the validity of commercial choices.

Revenue results confirm positive sales trends and bear witness to the correct approach taken with the Group's reorganisation.
We might recall that until just a few years ago the IT Holding Group produced, under licence, only ranges of clothing for younger age groups and that its industrial activities were concentrated in a single production site.
Today IT Holding is the only Italian group, and one of the few groups worldwide, to manage a really diversified portfolio of brands and luxury goods, and to be endowed with a production platform capable of supporting further development.

Just three months into the year 2001, after a year in which results felt the effects of the huge investments undertaken, and in line with forecasts, IT Holding is beginning to enjoy the first fruits of work started during the two previous years and still to be completed.

During these months, indeed, the foundations are being laid for a fresh "breakthrough" in terms of market positioning and internal organisation. In an increasingly global competitive context, these activities set out to create the base for balanced and lasting growth in years to come.

Group trends

Figures for the quarter ending 31 March 2001 are compared with those of the corresponding period of the year 2000.

In the first three months of this year the Group posted turnover in excess of L301bn, as compared with L221bn for the same period of last year, a 36% jump. The gross operating margin for the same period, totalling L36bn, represented 12% of sales revenue, as compared with 11.4% in the first quarter of 2000. The rise in consolidated sales may be ascribed to the general increase in sales for all Group products and to the introduction, as from the autumn-winter 2000 season, of the Husky and Just Cavalli lines.

Business in the eyewear sector is going even better than the rosy picture painted for the Group as a whole, as can be seen from the sectoral data given in the paragraph below "Information by sector and geographic area". In the period ending 31 March 2001 the sector posted sales in excess of L22bn, as compared with L10bn for the same period of 2000, while the gross operating margin of L3bn represented 14% of sales revenue vis-à-vis 7.6% in the first quarter of 2000.

SCHEDULES

AND

RELATIVE COMMENTS

Reclassified consolidated income statement

(Quarterly statements -unaudited)

(in thousand of Euro)			(in millions of Lire)			
31/03/2000	31/03/2001		31/03/2001	% on turnover	31/03/2000	% on turnover
114,644	**155,881**	**Net sales**	**301,827**	**100.0**	**221,981**	**100.0**
13,077	**18,632**	**Gross operating margin**	**36,076**	**12.0**	**25,321**	**11.4**
(6,597)	(6,159)	Amortisation/depreciation	(11,926)	(4.0)	(12,773)	(5.8)
6,481	**12,472**	**Operating profit**	**24,150**	**8.0**	**12,548**	**5.7**
(503)	202	Gains (losses) on foreign exchange	392	0.1	(974)	(0.4)
(1,719)	(3,148)	Financial income and charges	(6,096)	(2.0)	(3,328)	(1.5)
480	521	Other income and charges	1,008	0.3	929	0.4
4,738	10,047	Result before taxes, extraordinary items and minority interest	19,454	6.4	9,175	4.1
28	(840)	Extraordinary items	(1,627)	(0.5)	54	0.0
4,766	9,207	Result before taxes and minority interest	17,827	5.9	9,229	4.2
563	(8)	Period results attributable to minority interests	(15)		1,090	
5,329	**9,199**	**Net income for the period**	**17,812**	**5.9**	**10,319**	**4.6**

Reclassified consolidated balance sheet

(Quarterly statements - unaudited)

(in thousands of Euro)			(in millions of Lire)	
31/12/2000	**31/03/2001**		**31/03/2001**	**31/12/2000**
148,630	147,467	Intangible assets	285,535	287,787
49,231	50,366	Tangible assets	97,523	95,322
8,678	9,456	Long-term financial assets	18,309	16,803
206,539	**207,289**	**FIXED ASSETS**	**401,367**	**399,912**
97,706	89,751	Inventories	173,782	189,186
75,014	135,268	Accounts receivable	261,915	145,248
(127,541)	(132,836)	Accounts payable	(257,206)	(246,954)
21,969	14,804	Other net assets (liabilities)	28,665	42,538
67,148	**106,987**	**WORKING CAPITAL**	**207,156**	**130,018**
(10,214)	**(10,814)**	**SEVERANCE PAY FUND**	**(20,938)**	**(19,777)**
263,473	**303,462**	**NET INVESTED CAPITAL**	**587,585**	**510,153**
		Financed by:		
58,387	64,133	Medium term financial payables	124,178	113,053
103,173	118,833	Short term financial payables	230,094	199,771
(36,236)	(22,522)	Cash and cash equivalents	(43,609)	(70,163)
125,324	**160,444**	**NET FINANCIAL INDEBTEDNESS**	**310,663**	**242,661**
138,149	**143,018**	**NET WORTH (including minority interests)**	**276,922**	**267,492**
263,473	**303,462**	**SOURCES OF FINANCING**	**587,585**	**510,153**

COMMENTS ON SCHEDULES

Accounting principles and methods

The accounting schedules of the IT HOLDING group for the period ending 31 March 2001 have been compiled on the basis of the same criteria applied to draw up the consolidated financial statements for the year ending 31 December 2000. Taxes payable for the period in question have not been taken into account.

To compare trends for the first quarter of 2001 with the corresponding period of last year, it should be recalled that the trademarks "Malo", "Gentryportofino", "Gigli" and "Romeo Gigli", as well as the goodwill arising on consolidation, referring to M.A.C. – Manifatture Associate Cashmere S.p.A. and its subsidiaries, have (for the quarter ending 31 March 2001) amortisation periods based on an estimated useful life of twenty years instead of ten, in line with measures adopted on 31 December 2000. Had the above trademarks and consolidation differences in place at 31 March 2000 been amortised over a 20-year period, amortisation values would have been lower to the extent of L1,657m, while all interim results and the result for the period under review would have been higher to the same extent.

It should also be recalled that on 31 March 2001, in line with measures adopted on 31 December 2000, stocks were recorded at average cost instead of with the LIFO method. The valuation of stocks using the above method for the quarter ending 31 March 2000 would not have had a significant impact.

Significant changes

At 31 March 2001 the group's net invested capital totalled L587,585m, an increase of L77,432m vis-à-vis the close of the previous year, entailing rises of L77,138m in working capital, L1,455m in fixed assets and L1,161m in severance indemnity reserves.

The changes to working capital are chiefly due to seasonal factors, in particular the concentration of spring/summer season sales in the first quarter of the year.

The increase in net invested capital over the quarter was basically financed by short-term loans, relating to current assets.

Information by sector and geographic area

The table below gives net sales and the gross operating margin by line of business:

(in thousands of Euro)			(in millions of Lire)			
31/03/2000	31/03/2001		31/03/2001	% on turnover	31/03/2000	% on turnover
		Clothing				
109,208	144,537	Net sales	279,862	100.0	211,456	100.0
12,465	16,500	Gross operating margin	31,948	11.4	24,136	11.4
		Eyewear				
5,620	11,818	Net sales	22,883	100.0	10,882	100.0
428	1,658	Gross operating margin	3,210	14.0	828	7.6
		Consolidation adjustments				
(184)	(474)	Net sales	(918)	100.0	(357)	100.0
184	474	Gross operating margin	918	100.0	357	100.0
		Total IT HOLDING group				
114,644	155,881	Net sales	301,827	100.0	221,981	100.0
13,077	18,632	Gross operating margin	36,076	12.0	25,321	11.4

The distribution of turnover by geographic area was as follows:

(in thousands of Euro)			(in millions of Lire)			
31/03/2000	**31/03/2001**		**31/03/2001**	**% on turnover**	**31/03/2000**	**% on turnover**
42,699	57,558	Italy	111,448	36.9	82,677	37.2
45,801	59,703	Rest of Europe	115,601	38.3	88,682	40.0
15,241	21,243	North and south America	41,132	13.6	29,511	13.3
10,903	17,377	Rest of the world	33,646	11.2	21,111	9.5
114,644	**155,881**	**Total**	**301,827**	**100.00**	**221,981**	**100.00**

Likely trends for current year

For the whole of 2001 sales revenue is expected to grow by around 20% vis-à-vis the previous year. Profitability is also expected to rise thanks to the cutting of costs by simplifying the group's production and sales structures.

Pettoranello di Molise, 14 May 2001

The Board of Directors

IT HOLDING

REPORT ON THE FIRST NINE MONTHS 2000

IT HOLDING S.p.A.
Milan: Via Dei Boschetti, 1 – Tel. 02-76300001 – Fax 02-76300030
Registered Office: 86090 Pettoranello di Molise (Isernia) - Italy
Tel. 0865-4461/4462 Fax 0865-460290 – Share capital L20,013,000,000 fully paid up
Business Register of Isernia no. 38467/96 Tax-revenue code and VAT no. 00383950946

SUMMARY

DIRECTORS' REPORT	**3**
Recent developments	3
Group trends	4
FINANCIAL STATEMENTS	**6**
RESULTS IN BRIEF	7
BALANCE SHEET IN BRIEF	8
COMMENTS ON FINANCIAL STATEMENTS	**9**
Accounting principles and methods	9
Significant changes	9
Information by sector and geographic area	9
Likely trends for current year	11

DIRECTORS' REPORT

Recent developments

In 1999 the IT HOLDING underwent major structural changes, due primarily to the acquisition of the entire share capital of ALLISON S.p.A., OPTIPROJECT S.r.l., FINCASHMERE S.p.A. and GIGLI S.p.A..

ALLISON S.p.A. manufactures and sells high-quality spectacles and frames and, following the purchase and subsequent merger of OPTIPROJECT S.r.l., has strengthened its presence in the sector, in which it operates as licensee of the Group's brands ("Romeo Gigli" and "Extè") and under its own brand ("Try"). FINCASHMERE S.p.A., with its subsidiaries and its brands "Malo" and "Gentryportofino", is a world leader in cashmere products. GIGLI S.p.A. holds commercial licences for trademarks connected with fashion designer Romeo Gigli and holds an 80% stake in the companies owning these trademarks.

From a qualitative point of view these structural changes clearly reflect precise strategic choices, which are the following:

- diversification in sectors other than the traditional clothing business;
- development of own brands to flank licensed brands;
- group's acquisition of a significant presence in a number of luxury market segments.

Income expectations tied up with these strategies cannot of course be fulfilled in the short-run. Restructuring and rationalisation actions capable of generating cost savings are required. We must also continue to invest to develop recently acquired businesses, without neglecting traditional activity, in part through the diversification and expansion of the range of products sold under the brand names controlled by the group.

As a result of the purchases mentioned above, the IT HOLDING group is present in the market of luxury clothing with its own brands ("Malo", "Extè", "Romeo Gigli", "Gentryportofino") and with the licensed brands of well-known designers and *maisons*

(Versace, Dolce & Gabbana, Ferrè, Cavalli and Husky). It has also undertaken its first significant diversification operation in the eyewear sector.

Group trends

Figures for the third quarter and for the first nine months of the year 2000 are not compared with those of the corresponding periods of the previous year, as existing regulations allow. We should mention however that such a comparison would be insignificant because of the importance of the structural changes occurring since 1999.

As can be seen from attached economic figures, comparisons being made with previous years, these structural changes have certainly raised group turnover, but they have to some extent had a negative bearing on operating results, especially due to the high commercial expenses incurred in support of the group's own brands, without the benefit of cost savings connected with actions that still have to be enacted, and with the growth of revenue in line with forecasts but not yet sufficient.

Thus in the first nine months of this year sales revenue amounted to L660bn, as compared with a total of L717bn for the whole of the previous year, while the gross operating margin for the same period (L78bn) represented 11.8% of sales, as compared with 11.5% and 14% respectively for 1999 and 1998.

Going somewhat against overall business trends, the eyewear sector enjoyed positive trends, as can be seen from sectoral data provided in the paragraph below "Information by sector and by geographic area". Through 30 September 2000 this sector had generated sales of L36bn, with a gross operating margin of 17.21%. These results, going well beyond expectations, bear witness to the soundness of the diversification policy put into practice in recent times.

The temporary decline in operating margins, as explained above, is only slightly more evident if one looks at results for the third quarter only, with a gross operating margin of

L31bn, corresponding to 11.7% of sales. The quarterly result was affected by the growth in financial charges due chiefly to the increase in indebtedness and in relative interest rates.

FINANCIAL STATEMENTS

AND

RELATIVE COMMENTS

RESULTS IN BRIEF

(Quarterly statements have not been audited)

30.09.2000 (three months) (thousands, Euro)	30.09.2000 (nine months) (thousands, Euro)		30.09.2000 (three months) (millions, Lire)	%	30.09.2000 (nine months) (millions, Lire)	%
136,783	**341,071**	**Net sales**	**264,848**	**100.00**	**660,401**	**100**
16,073	**40,253**	**Gross operating margin**	**31,121**	**11.75**	**77,940**	**11.80**
(7,538)	(18,586)	Amortisation and depreciation	(14,596)	(5.52)	(35,987)	(5.45)
8,535	**21,667**	**Operating profit**	**16,525**	**6.23**	**41,953**	**6.35**
(5,286)	(8,226)	Net financial charges	(10,235)	(3.86)	(15,928)	(2.41)
3,249	**13,441**	**Profit before taxes, extraordinary items and minority interests**	**6,290**	**2.37**	**26,025**	**3.94**
(485)	(369)	Extraordinary income (charges)	(939)	(0.35)	(714)	(0.11)
2,764	**13,072**	**Profit before taxes and minority interests**	**5,351**	**2.02**	**25,311**	**3.83**

BALANCE SHEET IN BRIEF

(Quarterly statements have not been audited)

30.09.2000	30.06.2000 (thousands, Euro)	31.12.1999		30.09.2000	30.06.2000 (millions, Lire)	31.12.1999
72,736	79,658	64,168	Stock in hand	140,836	154,239	124,247
169,987	110,250	79,604	Trade receivables	329,141	213,474	154,134
(114,107)	(107,078)	(103,165)	Trade payables	(220,941)	(207,332)	(199,755)
39,788	47,628	39,738	Accrued income and deferred liab.	77,041	92,220	76,943
(22,470)	(15,298)	(16,142)	Accrued liab. and deferred income	(43,508)	(29,622)	(31,255)
(29,627)	(36,589)	(27,351)	Other net assets (liabilities)	(57,366)	(70,847)	(52,959)
116,308	**78,570**	**36,852**	**Working capital**	**225,203**	**152,132**	**71,355**
150,254	138,449	135,770	Intangible assets	290,933	268,075	262,888
43,429	46,711	47,888	Tangible assets	84,090	90,446	92,724
6,537	21,537	7,238	Long-term investments	12,658	41,702	14,014
200,220	**206,698**	**190,896**	**Fixed assets**	**387,681**	**400,223**	**369,626**
(9,822)	(9,401)	(9,389)	Employees' severance indemnity	(19,018)	(18,202)	(18,179)
306,706	**275,867**	**218,359**	**Net invested capital**	**593,866**	**534,153**	**422,802**
			Financed by:			
(147,389)	**(145,268)**	**(139,411)**	**Shareholders' equity of group and third parties***	**(285,384)**	**(281,279)**	**(269,938)**
(72,464)	(71,366)	(15,762)	Medium-term debt	(140,310)	(138,184)	(30,519)
(118,842)	(104,685)	(90,048)	Short-term debt	(230,111)	(202,699)	(174,357)
31,989	45,453	26,862	Liquid assets	61,939	88,009	52,012
(159,317)	**(130,598)**	**(78,948)**	**Net financial indebtedness**	**(308,482)**	**(252,874)**	**(152,864)**
(306,706)	**(275,867)**	**(218,359)**	**Funding sources**	**(593,866)**	**(534,153)**	**(422,802)**

*Interim results do not include taxes for the period.

COMMENTS ON FINANCIAL STATEMENTS

Accounting principles and methods

Financial statements of the IT HOLDING group through 30 September 2000 have been drawn up in accordance with the same criteria applied to the consolidated financial statements at 31 December 1999. Taxes due for the period in question have not been considered.

Significant changes

At 30 September 2000 the group's net invested capital totalled L593,866m, L59,713m up on the figure at the end of the previous half-year period. This was due to a L73,071m rise in working capital, a L12,542m drop in fixed assets and a L816m rise in severance indemnity paid out.

Changes to working capital are largely the result of seasonal factors, in particular the concentration of autumn-winter season sales in the third quarter of the year.

The decrease in fixed assets is primarily due to depreciation calculations for the period. For this item there was a significant increase for intangible assets following the acquisition (and subsequent allocation of the greater value paid as compared with shareholders' equity acquired over the quarter) of a further 40% of FINCASHMERE S.p.A.'s share capital at a cost of over L29bn. This amount, paid in advance before 30 June 2000, appeared among long-term investments in the balance sheet drafted at that date.

The above-mentioned increase in net invested capital over the quarter was financed through short-term borrowing, being of a mainly temporary nature.

Information by sector and geographic area

The table below shows net sales and the gross operating margin by business activity:

30.09.2000 (three months)	30.09.2000 (nine months)		30.09.2000 (three months)	30.09.2000 (nine months)
(thousands, Euro)			(millions, Lire)	

				%		%
		Clothing				
131,272	322,684	Net sales	254,177	100,00	624,802	100.00
14,613	37,102	Gross operating margin	28,294	11,13	71,838	11.49
		Eyewear				
5,875	18,713	Net sales	11,375	100,00	36,233	100.00
1,489	3,222	Gross operating margin	2,883	25,34	6,239	17.21
		Consolidated adjustments				
(364)	(326)	Net sales	(704)	100,00	(634)	100.00
(29)	(71)	Gross operating margin	(56)	(7,95)	(138)	(21.77)
		Total IT HOLDING Group				
136,783	341,071	Net sales	264,848	100,00	660,401	100.00
16,073	40,253	Gross operating margin	31,121	11,75	77,940	11.80

The distribution of sales broken down by areas of greatest significance was as follows:

30.09.2000 (three months)	**30.09.2000 (nine months)**		**30.09.2000 (three months)**		**30.09.2000 (nine months)**	
(thousands, Euro)			**(millions, Lire)**			
				%		**%**
60,815	135,608	Italy	117,755	44.47	262,572	39.75
45,990	128,858	Rest of Europe	89,049	33.63	249,502	37.79
13,813	42,297	Americas	26,745	10.09	81,897	12.40
16,165	34,308	Rest of the world	31,299	11.81	66,430	10.05
136,783	**341,071**	**Total**	**264,848**	**100.00**	**660,401**	**100.00**

Likely trends for current year

For the whole of 2000 we predict that sales revenue will be more than 10% above that of the previous year, while profit levels will be affected by the seasonal nature of sales, which in the final quarter of the year are usually below the average for the previous quarters, with a consequent increase in the incidence of fixed costs in relation to the operating result for the period. It should be noted however that the orders portfolio for the sales campaign just ended, chiefly to be billed in 2001, rose by over 30% compared with the same season of the previous year.

Pettoranello di Molise, 13 November 2000

The Board of Directors

IT HOLDING

2000 Half-year report

(Translation from the Italian original which remains the definitive version)

IT Holding S.p.A.
Pettoranello di Molise (Isernia)
September 11, 2000

Index

A) Directors' report	**6**
Overall view of the consolidated companies and their performance	6
Eyewear	9
The group's financial position	10
Relationships with unconsolidated subsidiaries, affiliates, parent companies and with companies controlled by the latter and relationships with related parties	10
Parent companies	11
Companies controlled by P.A. Investments S.A.	11
Relationships with affiliates	12
Relationships with related parties	12
Other significant events	12
Significant events after the period end	12
Other information on the group's performance and estimated future developments	12
Consolidated balance sheet	**13**
Consolidated income statement	**18**
B) Valuation criteria	**20**
Valuation criteria and accounting policies	20
Consolidation principles	21
Intangible assets	21
Tangible assets	22
Long-term financial assets. Shareholdings	22
Long-term financial assets. Receivables	23
Long-term financial assets. Other securities	23
Inventories	23
Accounts receivable	23
Marketable securities. Other securities	23
Cash and cash equivalents	23
Prepayments and accruals	23

Capital grants 24
Provisions for contingencies and charges 24
Severance pay fund 24
Accounts payable 24
Accounts receivable and payable denominated in foreign currency 24
Memorandum accounts 24
Foreign currency exchange risks and interest rate hedging contracts 24
Costs and revenues 25
Extraordinary items 25
Finance leases 25
Advertising expenses 26
Expenses for opening and closing shops 26
Taxes 26

C) Notes to the consolidated balance sheet 27
Assets 27
Intangible assets 27
Tangible assets 27
Long-term financial assets 28
Current assets 28
Inventories 28
Accounts receivable 28
Cash and cash equivalents 29
Accrued income and prepaid expenses 29
Liabilities 29
Net worth 29
Provisions for contingencies and charges 30
Severance pay fund 31
Accounts payable 31
Accrued liabilities and deferred income 31
Memorandum accounts 32
Commitments and other memorandum accounts not disclosed in the balance sheet 32
Commitments and other memorandum accounts disclosed in the balance sheet 32

D) Notes to the consolidated income statement 33
Break-down of revenues from sales and services by business segment and geographical area 33
Revenues from sales and services 33
Sundry revenues 33
Interest and other financial charges 34
Extraordinary items 34

E) Other information 35
Average number of employees 35
Receivables and payables due after five years and payables secured by group assets 35

Capitalised financial charges 35

Tax position 35

Relationships with parent companies, with companies controlled by the latter, with affiliates and with related parties 35

Final consideration 35

F) Consolidation area **36**

Auditors half-year report up to June 2000 **57**

A) Directors' report

Overall view of the consolidated companies and their performance

Following the significant number of acquisitions made in 1999, the six months ended 30 June 2000 was the first real period of operations of the new IT HOLDING group. A number of actions were implemented focusing on the newly acquired shareholdings aimed both at strengthening and rationalising the production structure and at boosting supply and the sales structure. It is interesting to see that the gross industrial margin has already been positively impacted by these restructurings in the second quarter of the year. Such significant improvement has been partly offset by a more than proportional increase in sales costs, a natural result of the launching of new trademarks and products under each trademark. Despite this however, the group's second quarter net operating profits improved considerably from 5.7% to 7.1% although revenues actually decreased compared to the first quarter. This scenario will benefit from the greater operating leverage expected in the second half of the year when revenues should be up 10% on the first six months due to the good level of orders.

The perception of luxury, and thus luxury goods, has changed considerably over the last few years. It is an accepted view that today real luxury consists of spare time itself and the goods used in that time. Consequently sports, travel, the home, cars, art, music, books, shows, dining and other pastimes now make up the majority of luxury goods. The clothing and accessories sector has seen a grouping of consumption at the bottom and top of the traditional marketing pyramid with a related decrease in consumption in the medium range, mainly benefitting the top range.

IT HOLDING group has responded to this new scenario by segregating its clothing and accessory products into more precise categories ranging from the more traditional luxury goods to the "technical" luxury goods including "creative" luxury goods, ie, those characterised by in-depth research on materials, colours and styles. These market niches are designed for extremely demanding and refined customers who strongly identify with the trademarks which include Romeo Gigli, a "made in Italy" trademark recently acquired by IT HOLDING S.p.A.. As for the other trademarks, the group has studied a specific strategy for this brand which promotes its image of exclusiveness and allows the development of untapped potential. As part of this programme, the group has moved its showroom to an area (Navigli in Milan) which better reflects the creative and sartorial contents of the product and which also allows operating cost savings. Another strategic decision has been the subcontracting of some related activities to an external company which will provide its services through a partnership with the Romeo Gigli "maison", payment of which will be linked to the overall results of the trademark. The objectives are thus to:

- ensure greater independent management of the trademark in an increasingly segmented and specialist market;
- convert fixed costs into variable costs;
- make the entire structure more responsible for the results of the business sector.

Part of the reason why the group has felt this change to be necessary is the increased efforts required to rapidly relaunch a trademark which needs to speed up its recovery of market share while not having lost its appeal.

As part of this group reorganisation, the production structure has been restructured. After careful studies, the group has decided to outsource the Genoa production structure (acquired with the Malo transaction) through the transfer of management to a company with significant know-how in the sector. It will thus be sold to third parties after control thereof has been passed to the parent company PA Investments S.A. which will negotiate the sales conditions. The structure will continue to work for the group on the basis of a normal supply contract. This transaction is in line with IT HOLDING's overall strategy aimed at making its production structure more flexible and at making greater investments for greater direct control of the distribution structure.

The group, led by IT HOLDING S.p.A., consists of thirty-one subsidiaries and an affiliate company managed on a joint venture basis with Gianni Versace S.p.A. group (in which the group has the smaller share) as well as itself. Ten of the thirty-three companies deal with production and marketing activities, five manage their own trademarks and fourteen deal with distribution activities, twelve of which are foreign companies.

The group operations that led to variations in the group's structure during the first half of 2000 are as follows:

- Incorporation on 31 March 2000 of GENTRYPORTOFINO S.p.A., a 100% subsidiary of IT HOLDING S.p.A. The subsidiary acquired a business activity comprising assets and liabilities related to the "maison" activities from GIGLI S.p.A. which included the shareholding in V2I HOLDING S.A.
- Sale of the entire share capital of GIGLI S.p.A. by IT HOLDING S.p.A. to PA Investments S.A.
- Sale of the entire share capital of M.G.M. S.p.A. by MANIFATTURE ASSOCIATE CASHMERE S.p.A. to PA Investments S.A.
- Finalisation of the deed for the merger by incorporation of OPTIPROJECT S.r.l. with ALLISON S.p.A. in March 2000 with accounting effect from 1 January 2000.
- Reference should be made to the paragraph on significant events that have taken place after the period end for information on the acquisition of the remaining 40% of FINCASHMERE S.p.A.
- Modification of the name of ITTIERRE HOLDING S.p.A. to IT HOLDING S.p.A. on 29 May 2000.

The structure of IT HOLDING group at 30 June 2000 is as follows:


IT HOLDING
ALLISON
GENTRYPORTOFINO
FINCASHMERE
ITTIERRE
ITTIERRE ITALIA
MAC
FD
ITC
ITJ
HYPSOS
IT FINANCE
INTERSTILE
MODA BRAND HOLDING
ABOR
CIM
MAC DEUTCH
MAC FRANCE
MAC JAPAN
MAC ROMA
FAR IT
HOBBYMARKET
MAGIC STYLE
ITR FRANCE
ITR SUISSE
ITR UK
IT USA
MAC USA

The group's consolidated results for the first half of 2000 may be summarised in the following income statement shown with comparative first half 1999 figures:

	30/06/2000	% on turnover	30/06/1999	% on turnover	Variation %
Net sales	402,848	100.00	365,963	100.00	10.08
Cost of goods sold	(179,834)	44.64	(161,912)	44.24	11.07
Gross margin	**223,014**	**55.36**	**204,051**	**55.76**	**9.29**
Selling, general and administrative expenses	(197,583)	49.05	(167,359)	45.73	18.06
Operating profit	**25,431**	**6.31**	**36,692**	**10.03**	**(30.69)**
Other net (costs) and revenues	225	0.06	7,763	2.12	(97.10)
Financial items	(6,462)	(1.60)	1,012	0.27	(738.54)
Revaluation of shareholdings	767	0.19	713	0.19	7.57
Results before taxes	**19,961**	**4.96**	**46,180**	**12.62**	**(56.77)**
(Income) losses of minority interests	71	0.02	(932)	0.25	(107.62)
Net income for the period	**20,032**	**4.98**	**45,248**	**12.36**	**(55.73)**

Turnover, up 10.08% on the same period in 1999, continues to grow steadily, partly due to the contribution from the acquisitions made in the second half of 1999. A breakdown of turnover shows that 36.61% is realised on the domestic market (30 June 1999: 33.51) and 63.3% abroad (66.5%).

A breakdown of turnover by the most significant geographical area is as follows:

	30/06/2000	30/06/1999	Variation	%
Italy	144,817	119,573	25,244	21.11
Rest of Europe	160,453	158,492	1,961	1.24
North and South America	55,152	41,156	13,996	34.01
Rest of the world	35,131	37,551	(2,420)	(6.44)
Other revenues	7,295	9,191	(1,896)	(20.63)
Total	**402,848**	**365,963**	**36,885**	**10.08**

The domestic market shows significant improvement both in absolute and percentage (+21.11%) terms.
The group has also significantly increased its sales, in terms of both percentages and total amounts, in North and South America up 34.01% on 30 June 1999, led by the growth in the United States (+41.71%).
Sales in the European market are largely in line with the same period in 1999 although they increased significantly in Germany (+33.67%) offset by a decrease in the UK market (-19.18%).
Despite the downturn in sales in the rest of the world (-6.44%), mainly due to difficulties in the Middle East, the Far East market regained momentum with an increase in sales of 23.53% on the same period of 1999, confirming the positive trend seen in the second half of that year.
Other revenues on non-core activities showed a significant decrease in the first half of 2000 both with respect to total amounts and as a percentage of turnover, down from 2.51% of net sales in the first half of 1999 to 1.81% at 30 June 2000.
The cost of goods sold is largely in line with the same period of 1999 at 44.64% of turnover against 44.24% in 1999 (-0.4%).
The gross margin, up 9.29% in absolute terms, is equal to 55.36% of sales at 30 June 2000 compared to 55.76% at 30 June 1999.
Selling, general and administrative expenses increased to 49.05% of consolidated turnover at 30 June 2000 against 45.73% at the same date in 1999. This variation is mainly due to the greater costs incurred to launch new trademarks and strengthen the distribution network.
The combined effect of the cost of goods sold and the selling, general and administrative expenses has meant that the operating profit has decreased in absolute terms by 30.69% compared to the same period in 1999 equal to 6.31% of net sales at 30 June 2000 against 10.03% in 1999.
Net financial items amounted to a negative Lit 6,462 million, 1.60% of turnover at 30 June 2000 against a positive Lit 1,012 million at 30 June 1999 (0.27% of turnover). Reference should be made to the paragraphs below on the group's financial position and interest and other financial charges for more detailed information.
The combined effect of the above variations has meant that the results before taxes, down by 56.67% in absolute terms, are equal to 4.98% of net sales at 30 June 2000 compared to 12.36% at 30 June 1999.

Eyewear

The income statement shown above includes the result of the eyewear sector in which ALLISON S.p.A. is active.
The deed for the merger by incorporation of OPTIPROJECT S.r.l. with ALLISON S.p.A. was finalised in March 2000 to take place with accounting effect from 1 January 2000.
We do not comment on the changes in the first half of 1999 as a comparison with the figures for that period is not representative.

	30/06/2000	% on turnover
Net sales	25,207	100.00
Cost of goods sold	(9,557)	37.91
Gross margin	**15,650**	**62.09**
Selling, general and administrative expenses	(13,304)	52.78
Operating profit	**2,346**	**9.31**
Other net (costs) and revenues	114	0.45
Financial items	(431)	(1.71)
Result before taxes	**2,029**	**8.05**

The first half 2000 figures show a result before taxes of Lit 2,029 million, equal to 8.05% of turnover.
The cost of goods sold is equal to 37.91% of turnover while the gross margin is a positive Lit 15,650 million, confirming the rational and efficient management of costs of production and processes.
Selling, general and administrative expenses (52.78% of turnover) have been impacted by the efforts made to reorganise the internal structure and distribution network.

The group's financial position

	30/06/2000	31/12/1999
Due to banks within 12 months	(196,829)	(140,354)
Due to banks after 12 months	(135,940)	(28,368)
Due to other lenders within 12 months	(5,870)	(34,003)
Due to other lenders after 12 months	(2,244)	(2,151)
Securities	305	351
Cash and cash equivalents	87,704	51,661
Net indebtedness	**(252,874)**	**(152,864)**

The significant worsening in the group's financial position compared to 31 December 1999 is partly due (over Lit 25 billion) to the payment for the acquisition of the remaining 40% of the capital of FINCASHMERE S.p.A. Moreover, the increase in the 2000/2001 autumn/winter sales campaign compared to the previous season, being produced and delivered at the end of 1999 has led to an increase in inventories of approximately Lit 30 billion in order to meet deliveries as well as an increase in trade receivables. The remaining part of the increase is due to greater financing requirements generated by the group companies' current activities.

Relationships with unconsolidated subsidiaries, affiliates, parent companies and with companies controlled by the latter and relationships with related parties

GTP HOLDING S.p.A. controls IT Holding S.p.A. through PA Investments S.A., a Luxembourg company holding directly 134,565,200 shares (equal to 67.30% of the subscribed and paid up capital).
PA Investments S.A. is controlled by GTP HOLDING S.p.A. (99.9%) with registered offices in Rome, which in turn is held by AP di Tonino Perna s.a.s. (49.5%) and by Tonino Perna & C. s.a.s. (49.5%) both with registered offices in Isernia.
In compliance with Consob directives, article 2359 of the Civil Code and with IAS no 24, the following table summarises relationships between IT HOLDING group and its affiliates, parent companies, companies controlled by the latter and related parties.
In order to give a more complete disclosure of information, the following table shows the balance of receivables, payables, costs and revenues due to and from parent companies and companies controlled by the latter at 30 June 2000, the most significant of which are commented in the notes.

(in millions of lire):

	Receivables	Payables	Revenues	Costs
Parent companies:				
PA Investments S. A.	249	44.240	253	-
GTP HOLDING S.p.A.	574	-	4	-
Companies controlled by PA Investments S.A.:				
ANTONIO BERARDI S.p.A.	46	500	39	500
THE DINERS CLUB D'ITALIA S.p.A.	439	32.275	184	62
GIGLI S.p.A.	12.815	56	2.906	99
M.G.M. S.p.A.	11.704	17.814	7.816	15.123
MAISON R.G. S.p.A.	1.023	-	-	-
Affiliates:				
VERSIT L.L.C.	4.333	-	9.671	88
Related parties:				
GIANFRANCO FERRE' S.p.A.	6	520	4	3.487
Other	23	89	-	95

Parent companies

Revenues due from PA Investments S.A. refer to the application of the indemnity agreement relating to events which occurred before 31 December 1996 which involved payments by some subsidiaries.

The payable due to PA Investments S.A. refers to the loan granted to GIGLI S.p.A. for the acquisition, through V2I Holding S.A., of three companies owning the Gigli trademarks and after the acquisition of the "maison" business, sold to GENTRYPORTOFINO S.p.A., before this company was sold to IT HOLDING S.p.A.

Receivables due to GTP HOLDING S.p.A. relate to the recharging of costs incurred on its behalf.

Companies controlled by P.A. Investments S.A.:

- ANTONIO BERARDI S.p.A. Receivables of Lit 46 million refer to sales of finished products while payables of Lit 500 million refer to fashion advisory services.
- THE DINERS CLUB D'ITALIA S.p.A.. Receivables refer to costs back-charged for personnel on secondment. Payables refer to the use of company credit cards (Lit 244 million), trade payables (Lit 101 million) and payments to suppliers using the Diners credit card (Lit 31,930 million). Revenues mainly arise from costs back-charged for seconded personnel. Costs mainly refer to commissions on credit card use.
- GIGLI S.p.A.. Relationships with this company relate to trading transactions performed before it left IT HOLDING group and in particular: receivables of Lit 12,815 million and payables of Lit 56 million relating to trading transactions. Revenues of Lit 2,906 million relate to sales of finished products (Lit 1,576 million), services (Lit 1,195 million) and interest accrued during the period on the credit line given by IT HOLDING S.p.A. (Lit 135 million). Costs of Lit 99 million relate to services received.
- M.G.M. S.p.A.. Relationships with this company relate to trading transactions performed before it left IT HOLDING group and in particular: receivables of Lit 11,704 million and payables of Lit 17,814 million relating to trading transactions. Revenues of Lit 7,816 million relate to sales of raw materials (Lit 7,547 million), services (Lit 265 million) and interest accrued during the period on the credit line granted by MANIFATTURE ASSOCIATE CASHMERE S.p.A.

(Lit 4 million). Costs of Lit 15,123 million relate to processing services of Lit 5,166 million and purchases of finished products of Lit 9,957 million.
- MAISON R.G. S.p.A.. Receivables of Lit 1,023 million are mainly of a trading nature.

Relationships with affiliates
- VERSIT L.L.C.. Receivables of Lit 4,333 million and revenues of Lit 9,671 million refer to transactions of a trading nature as the company distributes ITTIERRE S.p.A. products sold under the Versace trademarks in America; the costs relate to financial discounts on payments.

Relationships with related parties
- GIANFRANCO FERRE' S.p.A. Receivables, amounting to Lit 6 million, are mainly of a trading nature; payables, amounting to Lit 520 million, mainly refer to royalties matured. Revenues, amounting to Lit 4 million, refer to the sale of accessories, while costs are mainly attributable to the relevant royalties. This company has been considered as a related party as PA Investments S.A. has indirectly held a 21.95% interest in the share capital of GIANFRANCO FERRE' S.p.A. since January 2000.
- The remaining balances refer to transactions with parties which are related to group directors and with FMR S.p.A. and VENTURA S.p.A. owned by PA Investments S.A.

All transactions described above are carried out on an arms' length basis or at more advantageous conditions.

Other significant events
- The lawsuit brought against ITTIERRE S.p.A. by Trussardi S.p.A. continues, as described in the directors' reports to the financial statements as at and for the years ended 31 December 1996, 1997, 1998 and 1999. The pieces of evidence are currently being examined. There are no reasons to modify the opinions expressed in the previous directors' reports.
- With respect to the summons received by ITTIERRE S.p.A. and FD S.p.A. from Mr. Moschillo Saverio and Regia S.r.l. in which the plaintiffs claim compensation for damages of Lit 25,000 million following the allegedly illegal termination of an agency contract with the plaintiffs which had a duration of five years, an out of court settlement has been agreed for an amount equal to that provided for in the 31 December 1999 financial statements as goodwill compensation due, ex lege, in the case of legitimate termination. The amount paid, significantly lower than that requested, confirms the correctness of the valuation of the risk in the financial statements.

Significant events after the period end

Two of the significant events that have taken place since 30 June 2000 are:
- The group acquired the remaining 40% of FINCASHMERE S.p.A. in July;
- IT HOLDING S.p.A. implemented the extraordinary shareholders' meeting's resolution of 18 September 1997 at the end of July giving stock options to its directors by issuing 180,000 new shares for a nominal amount of Lit 18 million with a related increase of its share capital to Lit 20,013 million.

Other information on the group's performance and estimated future developments

Based on the first feedback on the sales trend of the second half of 2000, turnover should increase by 10% and the result for the period should be in line with that of the first six months.

IT Holding S.p.A. and its subsidiaries

Consolidated balance sheet

Assets

Millions of Lire

			30/06/2000	31/12/1999	30/06/1999
B)		**Fixed assets:**			
I		**Intangible assets:**			
	1	Start up and expansion costs	2,468	1,175	1,036
	2	Research, development and advertising costs	18,821	19,052	792
	3	Industrial patents and similar rights	13	-	-
	4	Licences, trademarks and permits	117,628	110,718	9,316
	5	Goodwill	20,294	17,147	9,210
	6	Consolidation difference	83,848	89,172	52,901
	7	Assets in formation and advances	2,876	7,211	2,424
	8	Other	22,126	18,413	7,483
		Total	**268,074**	**262,888**	**83,162**
II		**Tangible assets:**			
	1	Land and buildings	46,510	51,898	31,646
	2	Plant and machinery	14,933	15,512	6,894
	3	Industrial and commercial equipment	2,952	1,927	1,001
	4	Other assets	21,740	19,715	12,159
	5	Assets in formation and advances	4,311	3,672	5,442
		Total	**90,446**	**92,724**	**57,142**
III		**Long-term financial assets:**			
	1	Shareholdings in:			
	b)	affiliates	6,288	5,245	4,192
	d)	other	86	49	25
	2	Receivables:			
	d1)	before 12 months	31,047	4,789	51,465
	d2)	after 12 months	4,281	3,931	3,044
	3	Other securities	305	351	306
		Total	**42,007**	**14,365**	**59,032**
		Total fixed assets	**400,527**	**369,977**	**199,336**

Assets Millions of Lire		30/06/2000	31/12/1999	30/06/1999
C)	**Current assets**			
I	**Inventories:**			
1	Raw, ancillary and consumable materials	45,979	40,663	36,120
2	Products in process and semi-finished products	27,134	19,963	17,401
4	Finished products and merchandise	80,891	63,568	35,572
5	Advance payments	235	53	4
	Total	**154,239**	**124,247**	**89,097**
II	**Accounts receivable:**			
1	Trade			
1.1	Due before 12 months	208,318	151,219	219,153
1.2	Due after 12 months	-	-	1
3	Due from affiliates			
3.1	Due before 12 months	4,333	2,903	4,495
4	Due from parent companies			
4.1	Due before 12 months	823	12	28,660
5	Due from others			
5.1	Due before 12 months	72,341	47,994	67,654
5.2	Due after 12 months	982	3,300	761
	Total	**286,797**	**205,428**	**320,724**
III	**Marketable securities:**			
3	Other shareholdings	-	54	-
5	Own shares	-	-	551
	Total	**-**	**54**	**551**
IV	Cash and cash equivalents:			
1	Bank and P.O. deposits	85,604	51,151	47,366
3	Cash on hand	2,100	510	268
	Total	**87,704**	**51,661**	**47,634**
	Total current assets	528,740	381,390	458,006
D)	**Accrued income and prepaid expenses**			
2	Other accrued income and prepaid expenses	92,220	76,943	61,753
	Total	92,220	76,943	61,753
	Total assets	1,021,487	828,310	719,095

Liabilities Millions of Lire		30/06/2000	31/12/1999	30/06/1999
A)	**Net worth:**			
	Of the group:			
I	- share capital	19,995	19,995	19,995
II	- share premium reserve	57,272	57,272	56,721
IV	- legal reserve	2,861	1,913	1,913
V	- reserve for own shares	-	-	551
VII	- other reserves:	-	64,881	63,018
1	- special reserve	5,908	4,011	4,011
2	- consolidation reserve	58,118	58,118	56,980
3	- translation reserve	3,051	2,317	2,027
4	- other	657	435	-
VIII	Retained earnings	109,953	72,854	72,854
IX	Net income for the period/year	20,032	49,873	45,248
	Sub total	**277,847**	**266,788**	**260,300**
	Minority interest in:			
X	Capital and reserves	3,503	1,357	523
XI	Net income (loss)	(72)	1,793	932
	Sub total	**3,431**	**3,150**	**1,455**
	Total net worth	**281,278**	**269,938**	**261,755**
B)	**Provisions for contingencies and charges:**			
1	Agents' termination benefits	4,371	4,906	2,929
2	Tax provisions	5,803	6,403	-
3	Others	5,808	4,455	3,161
	Total	**15,982**	**15,764**	**6,090**
C)	**Severance pay fund**	**18,202**	**18,179**	**11,806**

Liabilities Millions of Lire			30/06/2000	31/12/1999	30/06/1999
D)		**Accounts payable:**			
	3	Due to banks			
	3.1	due before 12 months	196,829	140,354	153,837
	3.2	due after 12 months	135,940	28,368	33,450
	4	Due to other lenders			
	4.1	due before 12 months	5,870	34,003	300
	4.2	due after 12 months	2,244	2,151	1,274
	5	Advance payments			
	5.1	due before 12 months	4,379	2,143	1,596
	6	Due to suppliers			
	6.1	due before 12 months	226,409	199,563	182,432
	7	Debt securities			
	7.1	due before 12 months	-	192	1,109
	10	Due to parent companies			
	10.1	due before 12 months	5,367	7,471	40
	10.2	due after 12 months	38,873	42,271	-
	11	Sums payable to tax authorities			
	11.1	due before 12 months	7,918	6,465	11,916
	12	Due to social security agencies			
	12.1	due before 12 months	3,489	4,160	2,331
	13	Other accounts payable			
	13.1	due before 12 months	49,086	26,033	20,733
	13.2	due after 12 months	-	-	2,444
		Total	**676,404**	**493,174**	**411,462**
E)		**Accrued liabilities and deferred income**			
	2	Other accrued liabilities and deferred income	29,621	31,255	27,982
		Total	29,621	31,255	27,982
		Total liabilities	**1,021,487**	**828,310**	**719,095**

Millions of Lire				30/06/2000	31/12/1999	30/06/1999
			Memorandum accounts			
1			Company guarantees			
	I		Guarantees provided to:			
		-	third parties	29,977	85,712	70,483
	III		Patronage letters provided to:			
		-	third parties	17,300	17,500	17,500
2			Collateral			
	I		Mortgage on real estate against:			
		-	third-party payables	2,848	3,968	2,520
	II		Pledged securities or goods against:			
		-	third-party payables	-	-	235
3			Sales and purchase commitments			
		-	Acquisition of 40% of Fincashmere S.p.A.	-	25,050	-
		-	Commitments for foreign currency transactions	100,577	34,240	33,564
		-	Notional principal on interest-rate swaps	10,000	10,000	15,000
4			Third-party assets with the group			
		-	Third-party bills receivable	1,300	1,300	1,300
5			Risks			
		-	Excess on factoring of receivables without recourse	6,000	6,000	-
			Total memorandum accounts	**168,002**	**183,770**	**140,602**

IT Holding S.p.A. and its subsidiaries

Consolidated income statement

Millions of Lire		30/06/2000	31/12/1999	30/06/1999
A)	**Value of production:**			
1	Revenues from sales and services	395,553	717,415	356,772
2	Inventory changes	18,987	(7,171)	4,960
3	Increase in internal work capitalised under fixed assets	-	17,041	-
5	Sundry revenues:			
5.2	sundry revenues	7,295	13,858	9,191
	Total	421,835	741,143	370,923
B)	**Costs of production:**			
6	Raw, ancillary, consumable materials and merchandise	143,731	248,079	117,053
7	Outside services	168,555	296,619	149,495
8	Use of third-party assets	14,686	23,626	9,865
9	personnel:			
a)	salaries and wages	44,661	66,623	28,277
b)	social security contributions	10,041	14,762	5,994
c)	severance pay fund	2,706	4,038	1,808
d)	agents' termination benefits	74	168	80
e)	other costs	343	145	286
10	Amortisation/depreciation and write-downs:			
a)	intangible assets	14,952	18,914	6,751
b)	tangible assets	5,440	9,848	3,004
c)	other write-downs	54	-	10
d)	bad debt provisions and liquid assets	936	1,359	1,036
11	Inventory changes	(11,991)	(445)	8,703
12	Provisions for contingencies	377	12	-
13	Other provisions			25
14	Sundry operating costs	1,842	3,774	1,844
	Total	396,407	687,522	334,231
	Difference between value and costs of production	25,428	53,621	36,692

Millions of Lire			30/06/1999	31/12/1998	30/06/1998
C)		**Financial income and charges:**			
	16	Other financial income:			
	a)	long-term receivables			
	a3)	parent companies	139	-	4
	a4)	other parties	230	2	656
	b)	other long-term financial assets	4	15	8
	c)	marketable securities	2	9	19
	d4)	other parties	592	2,659	1,438
	d5)	gains on foreign exchange	1,232	12,103	7,935
	17	Interest and other financial charges:			
	e)	other parties	7,894	14,466	4,164
	f)	losses on foreign exchange	765	3,122	4,884
		Total	(6,460)	(2,800)	1,012
D)		**Adjustments to financial asset values:**			
	18	Revaluations:			
	a)	shareholdings	767	1,094	-
	19	Write-downs:			
	c)	marketable securities	-	21	713
		Total	767	1,073	713
E)		**Extraordinary items:**			
	20	Income:			
	a)	capital gains on the sale of assets	588	1,216	5
	c)	non-recurring gains	1,215	10,672	3,686
	d)	other items	18	4,811	5,559
	21	charges:			
	a)	capital losses on the sale of assets	256	377	360
	c)	non-recurring losses	1,200	3,217	1,071
	d)	other items	140	194	56
		Total	225	12,911	7,763
		Result before taxes	19,960	64,805	46,180
	22	Income taxes			
	a)	current taxes	-	13,925	-
	b)	deferred taxes	-	(786)	-
		Minority interest in net income (loss)	72	(1,793)	(932)
	26	**Net income for the period/year**	20,032	49,873	45,248

B) Valuation criteria

Valuation criteria and accounting policies

The 2000 half year report has been prepared in accordance with the guidelines issued by CONSOB with its resolution no 12475 of 6 April 2000.

As IT HOLDING S.p.A. is the holding company of thirty-two companies, the half year report has been prepared on a consolidated basis. The holding company's financial statements are attached without any notes as the latter are not held to be necessary for the purposes of giving more correct information than that already provided with the consolidated figures.

The valuation criteria and accounting policies adopted in preparing the 2000 consolidated half year report comply with those used to prepare the consolidated financial statements at 31 December 1999. The new accounting standards on income tax and foreign currency items had not been adopted to prepare the 1999 half year report. The missing adoption of the standard on income tax does not impact the comparability of the two periods' income statements as the company has shown the result inclusive of taxation. Had the company adopted the standard on foreign currency items in the consolidated 1999 half year report, gains on foreign exchange would have been greater by Lit 2,075 million and losses on foreign exchange greater by Lit 451 million. The 2000 half year result is shown inclusive of taxation as is the 1999 half year result.

Comparative 31 December 1999 and 30 June 1999 figures are given for each caption in the consolidated financial statements. In order to allow a better valuation of the group's financial position and results, the following additional schedules have been prepared which form an integral part of the half year report.

- changes in consolidated net worth (annex 3);
- reclassified consolidated balance sheet (annex 4);
- consolidated statement of cash flows (annex 5).

These schedules have been prepared by reclassifying certain captions using formats usually used internationally. These reclassifications have not modified the net worth and the result for the period.

In accordance with Consob recommendation no 98083971 of 26 October 1998, the consolidated financial statements at 30 June 2000 prepared in Euro (Lit 1,000 = Euro 0.15646) are attached as annex 6, prepared in a comparative format.

KPMG S.p.A. has performed a limited review of the consolidated half year report as required by Consob Resolution no 10867 of 31 July 1997.

Consolidation principles

- Assets and liabilities of the consolidated companies are included using the full consolidation method, by eliminating the book value of consolidated shareholdings against the net worth of the subsidiaries at the moment of their acquisition.
- The difference between the acquisition cost and net worth of the subsidiaries at the moment of their acquisition is allocated, where possible, to the assets and liabilities of the subsidiary in question. Any surplus value, consisting of the goodwill paid for the acquisition of the shareholding, is entered under "Consolidation difference" – among intangible assets – and is amortised over ten years, in accordance with its future income generating potential and with the group sales policies. Any negative value is credited to the "Consolidation reserve" under net worth, after zeroing fixed assets and, where necessary, making an allocation to the "Consolidation provision for risks and future charges".
- Unrealised profits from inter-group transactions are eliminated, where significant, as well as receivables and payables and economic transactions between the companies included in the consolidation.
- The financial statements of foreign consolidated companies not included in the EMU are translated into lira on the basis of the lira/foreign currency exchange rate in force at the end of the period as concerns assets and liabilities, at historical exchange rates for the net worth and at the average exchange rates of the financial period in question for income statement items. The adjustments due to such conversion are accounted as a separate item of the net worth under "Translation reserve". The financial statements of consolidated foreign companies included in the EMU are translated into lira on the basis of the lira/foreign currency exchange rate fixed on 1 January 1999.

The accounting policies adopted by the holding company and those referred to the production and sales activities of the subsidiaries are described below for the most significant captions.

Intangible assets

Intangible assets are entered at cost, including any ancillary charges. The cost of intangible assets is amortised over a period determined on the basis of their estimated useful life. In this connection, it should be noted that:

- "Start up and expansion costs" refer mainly to legal and notary fees and charges incurred for the increase in share capital and are amortised over five years;

  "Research, development and advertising costs" include those incurred for the utilisation of internal group resources which in 1999 were engaged in research activities, which precede the production and sales stage, for launching new lines and licences acquired during the year which will yield revenues starting from 2000. These costs will be amortised over five years in consideration of the quality and prestige of the acquired trademarks and their estimated income generating potential. They include advertising costs related to the launch of new products amortised over five years.
- "Licences, trademarks and permits" include:
  - costs for the acquisition of trademarks amortised over ten years;
  - costs for the signing of licence agreements, when a lump-sum is paid at the signing thereof, amortised on a straight-line basis over the duration of the same agreement;
  - costs incurred for the purchase of software programmes, amortised over three years.

- "Goodwill" includes the business goodwill paid for the group's sales premises which is amortised on the basis of the duration of the lease contracts.
- "Consolidation difference" includes the residual amount of the excess value paid for the pur-

chase of shareholdings, as compared to their net worth value at the moment of their purchase. Such difference is amortised over ten years, a period which is in line with the group's sales plan. At each period end, the group determines the amount of the excess value paid which may be recorded by assessing whether it is able to absorb amortisation charges to be recorded in future years through future income. If the group is not able to absorb such charges, then the excess value which cannot be recorded is completely amortised in the period in which such situation becomes evident.

- "Assets in formation and advances" include internal and external costs incurred for implementing the new IT system which has not yet been completed;
- "Other intangible assets" mainly include costs incurred for leasehold improvements, as well as capitalised bank charges and commissions related to two loans and amortised on a straight-line basis according to their duration.

Tangible assets

Tangible assets are stated at cost, including all directly related ancillary charges and statutory revaluations under the provisions of Law no 413/91. This caption also includes assets under financial leases, the accounting treatment of which is described below.

Depreciation charges are calculated on a straight-line basis over the estimated useful life of each asset, which is defined as residual technical and economic utility. The results of these valuations do not differ from the standard rates allowed by current tax regulations. Depreciation rates are reduced by 50% for those assets which were acquired during the period, if on average they were only used for half of the period. On the contrary, assets of a significant amount are amortised starting from the date on which they are ready to be used.

Assets with a unit value which does not exceed Lit 1 million are fully taken to the income statement. Their aggregate value was not significant.

Depreciation rates are as follows:

Industrial buildings	3.0%
General plant, light constructions and operating machinery	10.0%
General plant and operating machinery purchased after 1.1.1989	12.5%
Office furniture and equipment	12.0%
Canteen equipment and fittings	12.5%
Furnishing	15.0%
Electronic machines	20.0%
Miscellaneous and small equipment	25.0%
Automobiles	25.0%
Motor vehicles and internal means of transport	20.0%

Tangible assets are written down in cases, where regardless of their accumulated depreciation, there is a permanent loss in value. The original value is restored if and when the reason for the write-down no longer exists.

Ordinary maintenance costs are charged in full to the income statement, whereas those of an extraordinary nature are allocated to the related assets and depreciated over their residual useful life.

"Assets in formation and advances" include both assets under construction and advances paid to suppliers for the purchase of goods.

Long-term financial assets. Shareholdings

Shareholdings in affiliates are valued using the equity method. Any gains or losses arising from the

application of the equity method are disclosed in the consolidated income statement under "Adjustments to financial asset values".
Shareholdings in other companies are valued at cost adjusted, where necessary, to reflect permanent losses in value.

Long-term financial assets. Receivables
Long-term receivables are stated at their face value, which corresponds to their estimated realisable value.

Long-term financial assets. Other securities
Fixed-interest rate securities entered under long-term financial assets are valued at cost; their acquisition cost is lower than their estimated realisable value.

Inventories
Inventories are stated at the lower of purchase or production cost and market value.
As prescribed by article 59 of Presidential decree no 917/86, the cost of replaceable goods is determined using the year-to-year LIFO method, which does not differ appreciably from the valuation thereof at current market value.
Production costs of finished products include the cost of raw materials, consumables and external manufactures and the portion of all those direct and indirect production costs which may be reasonably be attributed to them, excluding financial charges and overheads.
Market value is represented by the replacement cost of raw and ancillary materials and by the net realisation value of finished products and merchandise.
Semi-finished products consisting of raw materials and accessories in process outsourced to subcontractors are valued by adding the outsourcing expenses incurred to 30 June to the cost of raw materials and accessories. Finished products and raw materials referred to past fashion seasons are prudently valued at their estimated realisable value.

Accounts receivable
These are valued and stated at their estimated realisable value. Where necessary, receivables are written-down by the relevant bad debt provision.
Trade receivables include unaccepted trade bills in portfolio and unaccepted trade bills with due dates falling before 30 June 2000, but still to be paid in the next months.
Receivables factored without recourse are eliminated from the financial statements. If there are any contractual provisions which split the risk of insolvency between the assignor and assignee, the amount of the risk taken on by the assignor is included under the memorandum accounts.

Marketable securities. Other securities
Other securities are stated at the lower of average cost and market value.

Cash and cash equivalents
These are stated at their face value.

Prepayments and accruals
Timing adjustments are made on an accruals basis, recognising revenues and expenses in the period in which they arise in order to match them to the appropriate period.

Capital grants

Capital grants received before 31 December 1995 are stated under "Other reserves", in particular in the "Consolidation reserve" under net worth.

Capital grants received between 31 December 1995 and 31 December 1997 are accounted for as follows: 50% as reserves subjected to taxation upon distribution under net worth; the remaining 50% is stated under deferred income and credited to the income statement and therefore subjected to taxation (20% on a yearly basis). In order to present a fair disclosure of capital grants according to correct accounting standards and pursuant to the application of the new tax legislation, grants assessed and received starting from 1 January 1998 are entered on an accruals basis; they are accounted for under deferred income and credited to the income statement each year over the useful life of the related assets.

Had the group always credited grants to the income statement over the useful lives of the related assets on a systematic basis, deferred income would be greater by about Lit 3,624 million with a reduction in net worth of Lit 3,663 million, without any significant effects on the period-end results and without counting the tax effects which would be immaterial.

Provisions for contingencies and charges

These provisions intend to cover losses of a specific nature, the existence of which is certain or probable at the period end, but the amount or due date of which is unknown. In valuing risks and charges, consideration has also been given to risks and losses acknowledged after the period end up to the preparation of the consolidated financial statements. These provisions are set up according to the best knowledge of the current status.

Severance pay fund

This provision is stated in compliance with current legislation, collective labour contracts and supplementary company contracts. It represents the payable due to all employees at the end of the period, net of any advances paid.

Accounts payable

These are stated at their face value.

Accounts receivable and payable denominated in foreign currency

Receivables and payables denominated in foreign currency are accounted for at the exchange rate prevailing on the date of the relevant transactions; receivables and payables in foreign currency, all of which are short term, as well as liquid funds in foreign currency existing at the balance sheet date, are stated in the financial statements at the exchange rate prevailing at period end.

Memorandum accounts

This item summarises information on guarantees given, purchase and sales commitments assumed or other risks.

Foreign currency exchange risks and interest rate hedging contracts

IT HOLDING group takes out hedging contracts as protection against exchange risks on certain payables and/or receivables.

The positive results arising from the valuation of derivative contracts at period end are taken to the income statement only to the extent of the negative results emerging from the valuation of the items covered.

The negative results arising from the valuation of derivative contracts at year end are taken to the income statement only for the part in excess of the positive results emerging from the valuation of the items covered.
Premiums paid for put options and those received for call options are entered into the income statement at the moment in which the contract is signed.
At period end, the notional capital of purchase and sales transactions for put and call options, together with the notional capital or forward currency transactions, are set out in the memorandum accounts at the equivalent exchange rate value ruling at the maturity of the contract.
The group takes out similar forward hedging contracts to cover interest rate risks against medium and long-term loans.
The interest rate swaps at 30 June 2000 are aimed at covering interest rate risks on loans payable (for this reason they are not valued at period end).
Prepayments and accruals maturing pro rata temporis on interest flows falling due at period end are charged to the income statement.
These financial instruments are intended to minimise and reduce not only the risk of fluctuations in lira/foreign currency exchange rates, but also the risk deriving from interest rate fluctuations.
As to its foreign currency exposure, at 30 June 2000 the group had undertakings for the sale of call and put options and forward currency for a total of Lit 100,577 million, falling due on different dates in the course of the next 12 months, as follows (figures in thousands of lire):

US dollars	27,000,000
Pounds sterling	13,000,000
Swiss francs	5,000,000

The amount of Lit 100,577 million is set forth in the memorandum accounts.
The risk that the counterparts will not honour their commitments is limited, since such contracts were stipulated with leading financial operators, therefore the group does not expect any risk of insolvency.

Costs and revenues

Costs and revenues are recognised according to the principle of prudence and accruals with the recognition of the related accruals and prepaid expenses. Revenues and income, costs and charges are stated net of merchandise returns, discounts, rebates, premiums and taxes directly related to the sale of goods and provision of services.
Revenues from the sale of clothing items are entered when these are shipped to customers, or in case of retail sales at the moment the payment is received.

Extraordinary items

This item comprises those costs and revenues which are not related to the group's ordinary activities.
It also includes the effects arising at the beginning of the year from the change in accounting policies adopted in the preparation of the financial statements.

Finance leases

Finance leases have been accounted for according to the International Accounting Standard (IAS) no 17. On the basis of such standard, the lessee enters in the balance sheet the leased asset and a liability of an amount equivalent to the market value of the leased asset at the beginning of the

lease contract or, if lower, to the minimum lease payments corresponding to the lease payments discounted by the rate assumed from the relevant repayment plan. Lease payments are composed of financial charges (interest) and decrease in the remaining payable (capital element).
Finance leases also generate a depreciation expense, as well as financial charges (interest expense), included in the above-mentioned lease payments. The depreciation policy adopted is that used for the company-owned assets of the same category.

Advertising expenses
These are charged to the income statement according to the period in which collection sales take place, while those concerning institution communications are entirely expensed when incurred.

Expenses for opening and closing shops
Expenses for opening or modernising new sales outlets on lease are capitalised under intangible assets and amortised over a period corresponding to the duration of the lease contract. In the year in which a shop is closed, the portion of such expenses which has not yet been amortised is entirely amortised during the year, net of its expected recovery value.

Taxes
The holding company availed of the possibility of presenting its and the group's result inclusive of taxation. The balance sheet figures arising from the adoption of the accounting principle on income taxes at 31 December 1999 have not changed in the 30 June 2000 financial statements.

C) Notes to the consolidated balance sheet

The main variations in the balance sheet as at 30 June 2000 compared to that at 31 December 1999 are commented on below.

Assets

Intangible assets
Net balance at 30/06/2000: Lit 268,074 million
Net balance at 31/12/1999: Lit 262,888 million
Net balance at 30/06/1999: Lit 83,162 million

Changes occurred during the six months are shown in attachment 1 hereto and the main ones are described below.
"Research, development and advertising costs" increase by Lit 970 million due to the capitalisation of advertising costs incurred for ALLISON S.p.A. of Lit 908 million following the launch of a new line of EXTE' eyewear.
The net increase in "Licences, trademarks and permits" of Lit 5,656 million relates to the capitalisation of costs of Lit 4,255 million for the introduction of the new group IT system, most of which had already been capitalised under assets in formation at 31 December 1999. The caption also includes Lit 1,318 million for the increase in the Gigli trademark's value following exchange rate adjustments, less the amortisation charge for the period. This trademark is owned by the Luxembourg group companies which prepare their financial statements in Swiss francs.
The net increase in "Goodwill" of Lit 3,147 million relates to the goodwill (Lit 4,000 million) paid by MANIFATTURE ASSOCIATE CASHMERE S.p.A. for a shop in Rome which was subsequently sold, less the amortisation charge for the period. The sale did not generate losses for the group.
The decrease in "Consolidation difference" is almost entirely due to the amortisation charge for the period.

Tangible assets
Net balance at 30/06/2000: Lit 90,446 million
Net balance at 31/12/1999: Lit 92,724 million
Net balance at 30/06/1999: Lit 57,142 million

Changes occurred during the year are shown in attachment 2 hereto and the main ones are described below.
The most significant net decrease took place in "Land and buildings" (Lit 5,253 million) and mainly related to the exclusion of M.G.M. S.p.A. from the consolidation area, as described earlier.

Long-term financial assets
Balance at 30/06/2000: Lit 42,007 million
Balance at 31/12/1999: Lit 14,365 million
Balance at 30/06/1999: Lit 59,032 million

The variation of Lit 27,642 million compared to 31 December 1999 includes Lit 25,050 million relating to the advance payment of the remaining 40% of FINCASHMERE S.p.A. The transfer of the related shares took place in the first half of July 2000. The variation also includes Lit 1,043 million arising from the increase in the value of the VERSIT shareholding, valued using the equity method, due to its result for the period and exchange rate differences.

Current assets

Inventories
Net balance at 30/06/2000: Lit 154,239 million
Net balance at 31/12/1999: Lit 124,247 million
Net balance at 30/06/1999: Lit 89,097 million

The increase of Lit 29,992 million is mainly due to the different mix of inventories in stock at balance sheet date. At 30 June, the autumn/winter collections are all being delivered and produced and this leads to a significantly higher related cost compared to 31 December when the spring/summer collections are being prepared and delivered. Moreover, as noted, the value of the 2000/2001 autumn/winter sales campaign is considerably greater than that of the 2000 spring/summer one.

Accounts receivable
Net balance at 30/06/2000: Lit 286,797 million
Net balance at 31/12/1999: Lit 205,428 million
Net balance at 30/06/1999: Lit 320,724 million

The variation of Lit 81,369 million compared to 31 December 1999 is mainly due to:
a) an increase in trade receivables of Lit 57,099 million principally due to:
- greater unit value of goods delivered by the group at 30 June 2000 compared to 31 December 1999 (deliveries of the autumn/winter collection are underway at 30 June which have a higher value to that of the spring/summer collection);
- greater overall value of 2000/2001 autumn/winter orders compared to 2000 spring/summer;
- exclusion from consolidation area of GIGLI S.p.A. and M.G.M. S.p.A., for which receivables, payables, costs and income have not been consolidated unlike at 31 December 1999. This led to an increase in trade receivables of Lit 16,003 million;

b) increase in "Due from others" of Lit 22,029 million mainly due to the increase in VAT receivables (+ Lit 9,546 million) and exclusion from the consolidation area of GIGLI S.p.A. and M.G.M. S.p.A. which had unconsolidated receivables of Lit 7,509 million.

Cash and cash equivalents
Balance at 30/06/2000: Lire 87,704 million
Balance at 31/12/1999: Lire 51,661 million
Balance at 30/06/1999: Lire 47,634 million

Reference should be made to the paragraph on the group's financial position.

Accrued income and prepaid expenses
Balance at 30/06/2000: Lit 92,220 million
Balance at 31/12/1999: Lit 76,943 million
Balance at 30/06/1999: Lit 61,753 million

The increase of Lit 15,277 million over 31 December 1999 is mainly due to the greater prepayments for the preparation of samples following the increase in the group's number of product lines.

Liabilities

Net worth
Balance at 30/06/2000: Lit 281,278 million
Balance at 31/12/1999: Lit 269,938 million
Balance at 30/06/1999: Lit 261,755 million

Changes occurred during the period in consolidated net worth are summarised in attachment 3. At the balance sheet date, the ownership of the holding company is as follows:

Shareholder	No of common shares	% of ownership interest
PA Investments S.A.	134,565,200	67.30
Directors	927,800	0.46
Employees	1,006,000	0.50
Market	63,451,000	31.74
Total	**199,950,000**	**100.00**

A reconciliation of the holding company's net worth and result for the period and the consolidated net worth and result at the same date is shown below:

	Net worth at 30/06/2000	Result at 30/06/2000	Net worth at 31/12/1999	Result at 31/12/1999
Holding company financial statements	104,680	168	114,510	18,973
Consolidated net worth of ITTIERRE S.p.A. and subsidiaries	209,953	27,398	182,714	54,905
Elimination of dividends from ITTIERRE S.p.A.	-	-	-	(18,000)
Elimination of book value of shareholdings	(26,318)	-	(26,318)	-
Consolidated net worth of ITTIERRE ITALIA S.p.A. and subsidiaries	19,410	(6,736)	25,264	2,111
Elimination of acquisition cost of shareholdings	(65,000)	-	(65,000)	-
Consolidation difference	32,974	(2,536)	35,511	(5,073)
Consolidated net worth of ALLISON S.p.A. and subsidiaries	6,379	2,029	4,363	179
Elimination of book value of shareholdings	(11,310)	-	(11,310)	-
Consolidation difference	5,964	(351)	6,314	(702)
Consolidated net worth of GENTRYPORTOFINO S.p.A. and subsidiaries	1,934	639	566	(390)
Elimination of book value of shareholdings	(1,000)	-	(1,000)	-
Consolidated net worth of FINCASHMERE S.p.A. and subsidiaries	8,280	1,060	7,098	2,553
Elimination of book value of shareholdings	(44,646)	-	(44,646)	-
Consolidation difference	39,914	(2,240)	42,154	(2,239)
Elimination of intercompany profits	(3,367)	601	(3,432)	(2,444)
Consolidated financial statements	277,847	20,032	266,788	49,873

Provisions for contingencies and charges
Balance at 30/06/2000: Lit 15,982 million
Balance at 31/12/1999: Lit 15,764 million
Balance at 30/06/1999: Lit 6,090 million

The caption "Others" includes Lit 921 million provided for at 31 December 1998 against the potential risk related to the sales of "Shahtoosh" shawls which, according to the allegations of the American "Fish & Wild Life Service", were made of material belong to protected animal species. The subsidiary MAC USA Inc. had purchased these shawls from MANIFATTURE ASSOCIATE CASHMERE S.p.A. which had used raw materials manufactured abroad, the nature and origin of which were absolutely lawful. Consequently, to date, MAC USA and MANIFATTURE ASSOCIATE CASHMERE S.p.A. believe there are no risks of sanctions related to the abovementioned controversy. However, it may expose the company to the risk of litigation with "Fish & Wild Life Service", the legal costs of which justify the provision set up and amount thereof.

Severance pay fund
Balance at 30/06/2000: Lit 18.202 million
Balance at 31/12/1999: Lit 18.179 million
Balance at 30/06/1999: Lit 11.806 million

The net increase of Lit 23 million compared to 31 December 1999 consists of accruals of Lit 2,706 million, utilisations of Lit 1,430 million and the effect of the exclusion of M.G.M. S.p.A. from the consolidation area for Lit 1,253 million.

Accounts payable
Balance at 30/06/2000: Lit 676.404 million
Balance at 31/12/1999: Lit 493.174 million
Balance at 30/06/1999: Lit 411.462 million

The main variations compared to 31 December 1999 relate to the following captions:
- "Due to banks before 12 months" increased by Lit 56,475 million compared to 31 December 1999, mainly due to the effect of utilisation of the stand-by credit line coordinated by a pool of banks headed by San Paolo IMI S.p.A. for a total of Lit 100,000 million, granted on 28 January 2000 at the annual Euribor rate increased by a spread of 0.375%;
- "Due to banks after 12 months" increased by Lit 107, 572 mainly due to the agreement on 17 April 2000 of a five year financing contract, worth Euro 65 million with an interest rate equal to the six month Euribor rate increased by a spread of 0.65%, with a pool of banks headed by Mediocredito Centrale S.p.A. The loan co-ordinated by Mediocredito Centrale S.p.A. and Efibanca S.p.A., issued on 26 June 1997 and secured by joint and several bank guarantees given by the subsidiaries ITTIERRE S.p.A. and ITJ S.p.A. for a total of Lit 50,000 million to be repaid in June 2002 with a three month Libor interest rate increased by a spread of 0.85%, was repaid in advance with the concurrent elimination of the related guarantees at 30 June 2000 and substituted by the loan described above.

Reference should be made to the paragraph on the group's financial position for further details.
- "Due to suppliers before 12 months" increased by Lit 26,846 million due to the growth in turnover;
- "Other accounts payable before 12 months" increased by Lit 23,053 million, mainly due to the greater accounts payable to THE DINERS CLUB D'ITALIA S.p.A. for payments made to group companies' suppliers using the Diners credit card (+ Lit 16,035 million) and for salaries and wages due (+ Lit 1,520 million).

Accrued liabilities and deferred income
Balance at 30/06/2000: Lit 29,621 million
Balance at 31/12/1999: Lit 31,255 million
Balance at 30/06/1999: Lit 27,982 million

The 30 June 2000 shows a decrease of Lit 1,634 million compared to 31 December 1999 mainly due to the reduction in accrued liabilities for royalties to be paid to licensors (Lit 533 million) and the deferred part of grants provided under Law no 488/92 (Lit 1,101 million), accounted for in accordance with the policies set out in the section on valuation criteria.

Memorandum accounts

Commitments and other memorandum accounts not disclosed in the balance sheet
All commitments and other memorandum accounts are stated at the foot of the balance sheet.

Commitments and other memorandum accounts disclosed in the balance sheet
Balance at 30/06/2000: Lit 168,002 million
Balance at 31/12/1999: Lit 183,770 million
Balance at 30/06/1999: Lit 140,602 million

The main variations that took place during the first half of 2000 relate to:
1. elimination of the guarantee of Lit 3,300 million given by IT HOLDING S.p.A. to Efibanca S.p.A. for the acquisition of the shares of MANIFATTURE ASSOCIATE CASHMERE S.p.A., formalised on 27 January 2000;
2. elimination of the guarantee of Lit 50,000 million given jointly and severally by ITTIERRE S.p.A. and ITJ S.p.A. on behalf of IT HOLDING S.p.A. against credit facilities extended by a pool of banks co-headed by Mediocredito Centrale S.p.A. and Efibanca S.p.A.;
3. increase in commitments for forward currency transactions of Lit 66,337 million, to be attributed to the notional capital relating to the forward foreign currency sale contracts existing at 30 June 2000 counter-valued at the contractual forward exchange rate;
4. decrease in purchase commitments of Lit 25,050 million following payment for the remaining 40% of the share capital of FINCASHMERE S.p.A.

No variations have taken place with respect to commitments undertaken on behalf of subsidiaries compared to 31 December 1999 except for that stated about in points 1. and 2..

D) Notes to the consolidated income statement

Comments on the trend of costs and revenues are provided in the directors' report.
Details on the main variations in the income statement for the six months ended 30 June 2000 compared to that for the six months ended 30 June 1999 are stated hereinafter.

Break-down of revenues from sales and services by business segment and geographical area

Revenues from sales and services
1st half 2000: Lit 395,553 million
1st half 1999: Lit 356,772 million
1999: Lit 717,415 million

Sundry revenues
1st half 2000: Lit 7.295 million
1st half 1999: Lit 9.191 million
1999: Lit 13.858 million

The total values of "Revenues from sales and services" and "Sundry revenues" stated in the consolidated financial statements as at 30 June 2000 and 30 June 1999 are as follows:

First half 2000

Activity	**Geographical distribution**		**Total revenues**
	Italy	**Abroad**	
Finished products	132,300	250,240	382,540
Raw materials	12,517	496	13,013
Other revenues	7,148	147	7,295
Total revenues	**151,965**	**250,883**	**402,848**

First half 1999

Activity	Geographical distribution		Total revenues
	Italy	Abroad	
Finished products	120,170	235,842	356,012
Raw materials	740	20	760
Other revenues	6,147	3,044	9,191
Total revenues	**127,057**	**238,906**	**365,963**

Reference should be made to the directors' report for information about the geographical distribution of revenues.

Interest and other financial charges
First half 2000: Lit 8,659 million
First half 1999: Lit 9,048 million
1999: Lit 17,588 million

The total balance of "Interest and other financial charges" shown in the income statements at 30 June 2000 and 30 June 1999 is as follows:

	1st half 2000	1st half 1999
Bank interest expense	794	686
Interest on loans	3,833	2,310
Interest expense	730	321
Bank charges and commissions	924	847
Financial discounts on receivables	1,613	-
Losses on foreign exchange	765	4,884
Total	**8,659**	**9,048**

The increase of Lit 1,523 million in interest expense on loans is due to the agreement of new financing contracts as commented on in the directors' report.
"Interest expense" is mainly composed of interest and commissions due to factoring companies. The increase of Lit 409 million over the first half of 1999 is due to the group's greater utilisation of this financing method.
The significant variations in losses on foreign exchange and financial discounts are due to the different classification of these captions at 30 June 2000.

Extraordinary items
First half 2000: Lit 225 million
First half 1999: Lit 7.763 million
1999: Lit 12.911 million

This caption has a net positive balance of Lit 255 million, being the sum of the following:
- income of Lit 1,821 million, mainly composed of the capital gains on the sale of the GIGLI shareholding for Lit 444 million and non-recurring gains, principally related to erroneous accruals made in previous years of Lit 1,215 million: as this amount is immaterial compared to turnover, it is not commented on.
- Charges of Lit 1,596 million, mainly composed of capital losses on the sale of the shareholding in M.G.M. S.p.A. for Lit 206 million and non-recurring losses, principally related to erroneous accruals made in previous years of Lit 1,119 million; as this amount is immaterial competed to turnover, it is not commented on.

E) Other information

Average number of employees
The group's average number of employees was 1,702 for the six months.

Receivables and payables due after five years and payables secured by group assets
The group does not have any receivables or payables due after five years except for those stated under "Due to banks after 12 months".

Capitalised financial charges
No financial charges have been capitalised during the period under review or previous periods.

Tax position
Variations in the group's tax position compared to 31 December 1999 mainly relate to tax disputes.
The following disputes are outstanding with the tax authorities:

- ITTIERRE S.p.A. has settled the assessment issued by the Inland Revenue Office of Isernia, related to the tax year 1993 contesting the deductibility of losses on receivables, paying Lit 141,681,000;
- MANIFATTURE ASSOCIATE CASHMERE S.p.A. has settled the assessment issued by the regional tax office in Florence, related to the tax year 1993 contesting the deductibility of the amortisation charge of the Gentryportofino trademark, paying Lit 167,423,000;
- MAC USA Inc. has reached an agreement with the Internal Revenue Service (IRS) to settle the disputes relating to the 1994 and 1995 sales prices applied by Italian companies paying $ 188,387.
- During the six months ended 30 June 2000, ITJ S.p.A. received an inspection by the regional tax office of Campobasso relating to the 1997 and 1998 tax periods. Based on the objections raised in the tax office's report, the tax contingent liabilities that could arise will not have a significant impact on the group's financial position and results.

Relationships with parent companies, with companies controlled by the latter, with affiliates and with related parties
Relationships with parent companies and companies controlled by the latter, with affiliates and relationships with related parties are commented in the directors' report in the paragraph "Relationships with unconsolidated subsidiaries, affiliates, parent companies and with companies controlled by the latter and relationship with related parties".

Final consideration
The nature and business activities of the group and significant events occurred during and after 30 June 2000 are described in the directors' report.

F) Consolidation area

The following companies are consolidated in the consolidated financial statements on a line-by-line basis:

(amounts in thousands, Lire unless stated otherwise)

List of companies included in consolidation area	**Registered offices**	**Share/quota capital**	**Direct % of holding**	**Indirect % of holding**
IT HOLDING S.p.A. (holding company)	Pettoranello di Molise (IS) - I	19,995,000	-	-
ALLISON S.p.A.	Limena (PD) - I -	3,300,000	100.00 %	-
GENTRYPORTOFINO S.p.A.	Genova - I -	1,000,000	100.00 %	-
V 2 I HOLDING S.A.	Luxembourg (L)	6,264,000	-	100.00 %
EUROHOLDING FASHION S.A.	Luxembourg (L)	SFr 150	-	80.00%
INTERSTYLE HOLDING S.A.	Luxembourg (L)	SFr 2,600	-	80.00%
MODA BRAND HOLDING S.A.	Luxembourg (L)	SFr 300	-	80.00%
FINCASHMERE S.p.A. MANIFATTURE ASSOCIATE	Florence – I	5,000,000	60.00%	-
CASHMERE S.p.A. COMPAGNIA ITALIANA	Florence – I	4,745,000	-	60.00%
MAGLIERIE S.r.l.	Florence – I	60,000	-	60.00%
MAC DEUTSCHLAND GmbH	Dusseldorf - D	DM 500	-	60.00%
MAC FRANCE E.u.r.l.	Paris – F	Fr 1,800	-	60.00%
MAC JAPAN Inc.	Tokyo – J	Y 10,000	-	60.00%
MAC ROMA S.r.l.	Florence – I	50,000	-	30.60%
MAGLIFICIO ABOR S.r.l.	Borgonovo val Tidone (PC) - I	180,000	-	60.00%
ITTIERRE S.p.A.	Pettoranello di Molise (IS) - I	54,000,000	100.00%	-
FD S.p.A.	Pettoranello di Molise (IS) - I	8,000,000	-	100.00%
ITC S.p.A.	Pettoranello di Molise (IS) - I	5,000,000	-	100.00%

List of companies included in consolidation area	Registered offices	Share/quota capital	Direct % of holding	Indirect % of holding
ITJ S.p.A.	Pettoranello di Molise (IS) - I	11,000,000	-	100.00%
ITTIERRE ITALIA S.p.A.	Pettoranello di Molise (IS) - I	11,000,000	100.00%	-
HYPSOS S.p.A.	Pettoranello di Molise (IS) - I	200,000	0.05%	99.95%
IT FINANCE AND TRADING B.V.	Amsterdam - NL	G 10,540	-	100.00%
FAR IT Ltd.	Hong Kong - HK	HK$ 500	-	100.00%
HOBBYMARKT WASSENAAR B.V.	Amsterdam - NL	G 40	-	100.00%
MAGIC STYLE S.r.l.	Pettoranello di Molise (IS) - I	20,000	-	100.00%
ITTIERRE FRANCE S.A.	Paris – F	Fr 9,720	-	100.00%
ITTIERRE MODEN GmbH	Düsseldorf - D	DM 125	-	100.00%
ITTIERRE SUISSE GmbH	Zollikon – Zurich CH	SFr 250	-	99.6%
ITTIERRE (UK) Ltd.	London - GB	£ 100	-	53.00%
IT USA Inc.	New York - NY USA	US$ 200	-	100.00%
MAC USA Inc.	New York - NY USA	US$ 50	-	100.00%
QUARTERMAIN Ltd	Hong Kong - HK	HK$ 1	-	99.9%

Variations in the consolidation area are described in the paragraph "Overall view of the consolidated companies and their performance".
VERSIT LLC, 40% controlled by IT USA Inc., has been valued using the equity method.
The holding company IT HOLDING S.p.A. is currently controlled by PA Investments S.A., a Luxembourg company with its registered offices in Rue de L'Eau no 18, Luxembourg.
The half year report has been prepared using the balance sheets as at 30 June 2000 and the income statements for the six months then ended prepared for consolidation purposes by all the consolidated companies, approved by their directors and adjusted and reclassified as necessary to comply with group accounting policies.

Chairman of the board of directors
Knight of Labour Tonino Perna

Attachments

Annex 1 to the half year report

Changes in intangible assets
(in millions of Lire)

	1999 balances				
	Cost	Revaluat. (a)	Accumulated amortisation	Write-down	**Net opening balance**
Start up and expansion costs	2,433	-	1,258	-	1,175
Research, development and advertising costs	19,585	-	533	-	19,052
Industrial patents and similar rights	-	-	-	-	-
Licences, trademarks and permits	124.260	-	13,542	-	110,718
Goodwill	19,925	-	2,778	-	17,147
Consolidation difference	110,941	-	21,769	-	89,172
Assets in formation and advances	7,211	-	-	-	7,211
Other	27,812	-	9,399	-	18,413
Total	**312,167**		**49,279**		**262,888**

Changes during period								
Additions	Reclass. items	Sales and disposals	Revaluat.	Amort. charge	Write-down	Exchange difference	Changes in consol. area	**Net closing balance**
50	1,675	(3)	-	(416)	-	1	(14)	2,468
970	-	-	-	(1,038)	-	-	(163)	18,821
14	-	-	-	(1)	-	-	-	13
5,656	4,184	(210)	-	(4,026)	-	1,318	(12)	117,628
4,000	311	-	-	(1,236)	-	72	-	20,294
-	-	-	-	(5,554)	-	230	-	83,848
4,164	(8,499)	-	-	-	-	-	-	2,876
4,585	1,511	(13)	-	(2,681)	-	405	(94)	22,126
19,439	**(818)**	**(226)**	**-**	**(14,952)**	**-**	**2,026**	**(283)**	**268,074**

Annex 2 to the half year report

Changes in tangible assets
(in millions of Lire)

	1999 balances				
	Cost	Rivalutaz. (a)	Accumulated depreciation	Write-down	**Net opening balance**
Land and buildings	58,583	322	7,007	-	51,898
Plant and machinery	23,444	-	7,932	-	15,512
Industrial and commercial equipment	3,597	-	1,670	-	1,927
Other assets	35,998	-	16,283	-	19,715
Assets in formation and advances	3,672	-	-	-	3,672
Total	**125,294**	**322**	**32,892**		**92,724**

Changes during period									
Additions	Reclass. items	Sales and disposals	Exchange difference	Changes in consol. area	Revaluat. (b)	Depr. charge	Write-down	**Net closing balance**	**Total revaluat. at period-end (a+b)**
521	0	(37)	184	(5,216)	-	(840)	-	46,510	322
3,630	50	(426)	-	(2,407)	-	(1,426)	-	14,933	-
1,162	294	(3)	-	(50)	-	(378)	-	2,952	-
4,931	577	(142)	97	(642)	-	(2,796)	-	21,740	-
2,504	(103)	(1,762)	-		-	-	-	4,311	-
12,748	**818**	**(2,370)**	**281**	**(8,315)**	**-**	**(5,440)**	**-**	**90,446**	**322**

Annex 3 to the half year report

Changes in consolidated net worth at 30 June 2000
(in millions of Lire)

	Share capital	Share premium reserve	Minority Legal reserve	Net income Special reserve	Total Consolidation reserve	Reserve for own shares
Balance at 31 December 1998	**19,995**	**54,609**	**952**	**2,091**	**58,118**	**2,663**
Allocation of net income	-	-	961	1,920	-	-
Distribution of dividends	-	-	-	-	-	-
Purchase of own shares	-	2,663	-	-	-	(2,663)
Translation differences	-	-	-	-	-	-
Capital grants received	-	-	-	-	-	-
Other changes	-	-	-	-	-	-
Consolidated income	-	-	-	-	-	-
Balance at 31 December 1999	**19,995**	**57,272**	**1,913**	**4,011**	**58,118**	**-**
Allocation of net income	-	-	948	1,897	-	-
Distribution of dividends	-	-	-	-	-	-
Translation differences	-	-	-	-	-	-
Capital grants received	-	-	-	-	-	-
Other changes	-	-	-	-	-	-
Consolidated income	-	-	-	-	-	-
Balance at 30 June 2000	**19,995**	**57,272**	**2,861**	**5,908**	**58,118**	**-**

Translation reserve	Other	Retained earnings	Net income for the period/ year	Total group interest in net worth	Minority interest in capital and reserves	Net income (loss) of minority interest	Total minority interest in worth	Total net worth
(271)	**-**	**31,786**	**53,720**	**223,663**	**119**	**344**	**463**	**224,126**
(226)	-	41,068	(43,723)	-	344	(344)	-	-
-	-	-	(9,997)	(9,997)	-	-	-	(9,997)
-	-	-	-	-	-	-	-	-
2,814	-	-	-	2,814	31	-	31	2,845
-	435	-	-	435	-	-	0	435
-	-	-	-	-	863	-	863	863
-	-	-	49,873	49,873		1,793	1,793	51,666
2,317	**435**	**72,854**	**49,873**	**266,788**	**1,357**	**1,793**	**3,150**	**269,938**
-	-	37,031	(39,876)	-	-	-	-	
-	-	-	(9,997)	(9,997)	1,793	(1,793)	-	(9,997)
734	-	-	-	734	107	-	107	841
-	222	-	-	222	-	-	-	222
-	-	68	-	68	246	-	246	314
-	-	-	20,032	20,032	-	(72)	(72)	19,960
3,051	**657**	**109,953**	**20,032**	**277,847**	**3,503**	**(72)**	**3,431**	**281,278**

Annex 4 to the half year report

Reclassified consolidated balance sheet as at 30 June 2000 and 31 December 1999

(in millions of Lire)	30/06/2000	31/12/1999
Assets		
Current assets:		
Cash and banks	87,704	51,661
Trade receivables	190,801	150,451
Other receivables	94,862	52,624
Inventories	154,239	124,248
Accrued income and prepaid expenses	92,220	76,943
Own shares	-	-
Assets held for sale	-	-
Accounts receivable due from affiliates	-	2,903
Accounts receivable due from parent companies	-	-
Total current assets	**619,826**	**458,830**
Shareholdings and securities	6,681	5,646
Tangible assets	90,446	92,724
Intangible assets	184,226	173,716
Consolidation difference	83,848	89,172
Other assets	5,268	7,230
Total assets	**990,295**	**827,318**
Liabilities		
Current liabilities:		
Banks	196,127	112,338
Current instalment of long-term loans	702	28,016
Suppliers	207,332	197,268
Sums payable to tax authorities	7,918	6,966
Accounts payable due to parent companies	4,544	7,459
Accounts payable due to affiliates	20,877	15,831
Accrued liabilies, deferred income and other current liabilities	60,278	83,482
Total current liabilities	**497,778**	**451,360**
Accounts payable due to parent companies	38,873	42,271
Banks	135,939	28,368
Severance pay fund	18,202	18,179
Other long-term liabilities	18,225	17,202
Total liabilities	**709,017**	**557,380**
Group interest in net worth:		
Share capital	19,995	19,995
Legal reserve	2,861	1,913
Special reserve	5,908	4,011
Share premium reserve	57,272	57,272
Reserve for own shares	-	-
Translation reserve	3,051	2,318
Consolidation reserve	58,118	58,118
Retained earnings	110,610	73,288
Net income	20,032	49,873
Total group interest in net worth	**277,847**	**266,788**
Minority interest in net worth:		
Capital and reserves	3,503	1,357
Net income (loss)	(72)	1,793
Total minority interest in net worth	**3,431**	**3,150**
Total net worth	**281,278**	**269,938**
Total liabilities	**990,295**	**827,318**

Annex 5 to the half year report

Consolidated cash flow statement

(in millions of Lire)	30/06/2000	31/12/1999
Cash flows from operating activities:		
Net income	**20,032**	**49,873**
Adjustments made to reconcile net income with variations in cash flow from operating activities:		
- Net income attributable to minority interests	(72)	1,793
- Depreciation and amortisation	20,446	28,762
- Severance pay fund	2,706	4,038
- Other long-term liabilities	692	7,913
Changes in working capital excluding cash:		
- Accounts receivable - trade	(40,350)	21,027
- Due from parent companies	-	11,458
- Other receivables	(42,238)	13,402
- Inventories	(29,991)	(32,897)
- Accrued income and prepaid expenses	(15,277)	(15,309)
- Due from group companies and related parties	2,903	201
- Net assets held for sale	-	2,445
- Purchase of own shares	-	2,663
- Other assets	1,962	(1,421)
- Suppliers	10,064	31,154
- Sums payable to tax authorities	952	6,966
- Accrued liabilities, deferred income and other current liabilities	(23,204)	22,568
- Due to group companies and related parties	5,046	15,831
- Other long-term liabilities	(2,407)	6,468
Net cash flow from operating activities	**(88,736)**	**176,935**
Cash flows from investing activities:		
Sale of (additions to) tangible assets	(3,162)	(51,468)
Sale of (addition to) intangible assets	(19,907)	(154,009)
Consolidation difference	(230)	(50,185)
Change in reserves	314	863
Change in shareholdings	(1,035)	(1,725)
Sale (purchase) of securities	-	(352)
Net cash outflow from investing activities	**(24,020)**	**(256,876)**
Cash flows from financing activities:		
Increase in accounts payable to parent companies	(6,313)	49,730
Change in short-term financial payables	56,475	56,804
Receipt/repayment of loans	107,571	(38,345)
Change in translation reserve	841	2,845
Dividends	(9,997)	(9,997)
Capital contribution received	222	435
Net cash inflow from financing activities	**148,799**	**61,472**
Increase (decrease) in cash	**36,043**	**(18,469)**
Cash - opening balance	**51,661**	**70,130**
Cash - closing balance	**87,704**	**51,661**

Annex 6 to the half year report

Translation of consolidated 30 June 2000 figures into Euro

Assets		30/06/2000 Euro/thousands	31/12/1999 Euro/thousands	30/06/1999 Euro/thousands
B)	**Fixed assets**			
I	**Intangible assets:**			
1	Start up and expansion costs	1,275	607	535
2	Research, development and advertising costs	9,720	9,840	409
3	Industrial patents and similiar rights	7	-	-
4	Licences, trademarks and permits	60,750	57,181	4,811
5	Consolidation difference	10,481	8,856	27,321
6	Goodwill	43,304	46,054	4,757
7	Assets in formation and advances	1,485	3,724	1,252
8	Other	11,427	9,510	3,865
	Total	**138,449**	**135,772**	**42,950**
II	**Tangible assets:**			
1	Land and buildings	24,021	26,803	16,344
2	Plant and machinery	7,712	8,011	3,560
3	Industrial and commercial equipment	1,525	995	517
4	Other assets	11,228	10,182	6,280
5	Assets in formation and advances	2,226	1,896	2,811
	Total	**46,712**	**47,887**	**29,512**
III	**Long-term financial assets:**			
1	Shareholdings in:			
b)	- affiliates	3,248	2,709	2,165
d)	- other	44	25	13
2	Receivables:			
d	due from others:			
d1)	before 12 months	16,035	2,473	26,580
d2)	after 12 months	2,211	2,030	1,572
3	Other securities	158	181	158
	Total	**21,696**	**7,418**	**30,488**
	Total fixed assets	206,857	191,077	102,950
C)	**Current assets**			
I	**Inventories:**			
1	raw, ancillary and consumable materials	23,746	21,001	18,655
2	products in process and semi-finished products	14,014	10,310	8,987
4	finished products and merchandise	41,777	32,830	18,372
5	advance payments	121	27	2
	Total	**79,658**	**64,168**	**46,016**
II	**Accounts receivable:**			
1	trade:			
1.1	due before 12 months	107,588	78,099	113,185
3	due from affiliates:			
3.1	due before 12 months	2,238	1,499	2,321
4	due from parent companies:			
4.1	due before 12 months	425	6	14,802
5	due from others:			
5.1	due before 12 months	37,361	24,787	34,941
5.2	due after 12 months	507	1,704	393
	Total	**148,119**	**106,095**	**165,642**
III	**Marketable securities**			
3	other shareholdings	-	28	
5	own shares	-	-	285
	Total	**-**	**28**	**285**
IV	**Cash and cash equivalents**			
1	bank and P.O. deposits	44,211	26,417	24,463
3	cash on hand	1,085	263	138
	Total	**45,296**	**26,680**	**24,601**
	Total current assets	273,073	196,971	236,544
D)	**Accrued income and prepaid expenses**	47,626	39,738	31,893
	Total assets	527,556	427,786	371,387

Liabilities		30/06/2000 Euro/thousands	31/12/1999 Euro/thousands	30/06/1999 Euro/thousands
A)	**Net worth:**			
I	- Share capital	10,327	10,327	10,327
II	- Share premium reserve	29,579	29,579	29,294
IV	- Legal reserve	1,478	988	988
V	- Reserve for own shares	-	-	285
VII	- Other reserves:	34,981	33,508	32,547
1	- special reserve	3,051	2,072	2,072
2	- consolidation reserve	30,015	30,015	29,428
3	- translation reserve	1,576	1,197	1,047
4	- other	339	225	-
VIII	- Retained earnings	56,786	37,626	37,626
IX	- Net income for the period/year	10,346	25,757	23,369
	Sub total	**143,497**	**137,785**	**134,436**
	Minority interest in:			
X	capital and reserves	1,809	701	270
XI	net income (loss)	(37)	926	481
	Sub total	**1,772**	**1,627**	**751**
	Total	145,269	139,412	135,187
B)	**Provisions for contingencies and charges:**			
1	agents' termination benefits	2,257	2,534	1,513
2	tax provisions	2,997	3,307	-
3	others	3,000	2,301	1,633
	Total	8,254	8,142	3,146
C)	**Severance pay fund**	**9,401**	**9,389**	**6,097**
D)	**Accounts payable:**			
3	due to banks:			
3.1	due before 12 months	101,653	72,486	79,450
3.2	due after 12 months	70,208	14,651	17,276
4	due to other lenders:			
4.1	due before 12 months	3,032	17,561	155
4.2	due after 12 months	1,159	1,111	658
5	advance payments:			
5.1	due before 12 months	2,262	1,107	824
6	due to suppliers:			
6,1	due before 12 months	116,931	103,066	94,219
7	debt securities:			
7.1	due before 12 months	-	99	573
10	due to parent companies:			
10.1	due before 12 months	2,772	3,858	21
10.2	due after 12 months	20,076	21,831	-
11	sums payable to tax authorities:			
11.1	due before 12 months	4,089	3,339	6,154
12	due to social security agencies:			
12.1	due before 12 months	1,802	2,148	1,204
13	other accounts payable:			
13.1	due before 12 months	25,350	13,444	10,709
13.2	due after 12 months	-	-	1,262
	Total	349,334	254,701	212,505
E)	**Accrued liabilities and deferred income**	15,299	16,142	14,452
	Total liabilities	527,557	427,786	371,387

		30/06/2000 Euro/thousands	31/12/1999 Euro/thousands	30/06/1999 Euro/thousands
	Memorandum accounts			
1	Company guarantees			
I	Guarantees provided to:			
	- third parties	15,492	44,267	36,402
III	Patronage letters provided to:			
	- third parties	8,935	9,038	9,038
2	Collateral			
I	Mortgage on real estate against:			
	- third-party payables	1,471	2,049	1,301
3	Sales and purchase commitments			
	- acquisition of 40% of Fincashmere		12,937	
	- commitments for foreign currency transactions	51,943	17,683	17,334
	- notional principal on interest-rate swaps	5,165	5,165	7,747
4	Third-party assets with the group			
	- third-party bills receivable	671	671	671
5	Risks			
	- excess on factoring of receivables without recourse	3,099	3,099	-
	Total	**86,776**	**94,909**	**72,493**

Income statement			1st half 2000 Euro/thousands	1999 Euro/thousands	1st half 1999 Euro/thousands
A)		**Value of production:**			
	1	revenues from sales and services	204,285	370,514	184,258
	2	inventory changes	9,806	(3,704)	2,562
	3	increase in internal work capitalised under fixed assets	-	8,801	-
	5	sundry revenues	-	-	-
	5.2	sundry revenues	3,768	7,157	4,747
		Total	**217,859**	**382,768**	**191,567**
B)		**Costs of production:**			
	6	raw, ancillary, consumable materials and merchandise	74,230	128,122	60,453
	7	outside services	87,051	153,191	77,208
	8	use of third-party assets	7,585	12,202	5,095
	9	personnel:			
	a)	salaries and wages	23,066	34,408	14,604
	b)	social security contributions	5,186	7,624	3,096
	c)	severance pay fund	1,398	2,085	934
	d)	agents' termination benefits	38	87	41
	e)	other costs	177	75	148
	10	amortisation/depreciation and write-downs:			
	a)	intangible assets	7,722	9,768	3,487
	b)	tangible assets	2,810	5,086	1,551
	c)	other write-downs	28	-	5
	d)	bad debt provisions and liquid assets	483	702	535
	11	inventory changes	(6,193)	(230)	4,495
	13	provisions for contingencies	195	6	13
	14	sundry operating costs	953	1,949	952
		Total	**204,727**	**355,075**	**172,617**
		Difference between value and costs of production	**13,132**	**27,693**	**18,950**
C)		**Financial income and charges:**			
	16	other financial income:			
	a)	long-term receivables			
	a3)	parent companies	72	-	2
	a4)	other parties	119	1	339
	b)	other long-term financial assets	2	8	4
	c)	marketable securities	1	5	10
	d)	other financial income:			
	d4)	other parties	306	1,373	743
	d5)	gains on foreign exchange	636	6,251	4,098
	17	interest and other financial charges:			
	e)	other parties	4,077	7,471	2,151
	f)	losses on foreign exchange	406	1,612	2,522
		Total	**(3,346)**	**(1,445)**	**523**

Income statement		1st half 2000 Euro/thousands	1999 Euro/thousands	1st half 1999 Euro/thousands
D)	**Adjustments to financial asset values:**			
18	revaluations:			
a)	shareholdings	396	565	368
19	write-downs:			
c)	marketable securities	-	11	-
	Total	396	554	368
E)	**Extraordinary items:**			
20	income:			
a)	capital gains on the sale of assets	304	628	3
c)	non-recurring gains	628	5,821	1,904
d)	other items	9	2,175	2,871
21	charges:			
a)	capital losses on the sale of assets	132	195	187
c)	non-recurring losses	620	1,661	553
d)	other items	72	100	29
	Total	117	6,668	4,009
	Result before taxes	10,309	33,470	23,850
22	income taxes:			
a)	current taxes	-	7,192	-
b)	deferred taxes	-	(406)	-
	Result including minority interests	10,309	26,684	23,850
	Minority interest in net income (loss)	37	(927)	(481)
26	**Net income for the period/year**	10,346	25,757	23,369

Annex 7 to the half year report

IT Holding S.p.A. Financial Statement as at 30 June 2000, 31 December 1999 and 30 June 1999

Assets

			30/06/2000	31/12/1999	30/06/1999
B)		Fixed assets			
	I	**Intangible assets:**			
	1	Start up and expansion costs	1,806,897,560	359,676,080	419,954,600
	4	Licences, trademarks and permits	6,229,617,464	88,198,091	87,950,236
	6	Assets in formation and advances	1,145,950,000	4,714,907,171	2,424,242,426
	7	Other	1,525,466,607	174,773,900	269,903,000
		Total	**10,707,931,631**	**5,337,555,242**	**3,202,050,262**
	II	**Tangible assets:**			
	2	Plant and machinery	21,036,904	8,593,750	9,375,000
	3	Industrial and commercial equipment	844,272	1,055,340	1,266,408
	4	Other assets	1,624,307,675	543,162,745	581,183,202
	5	Assets in formation and advances	-	1,035,936,750	-
		Total	**1,646,188,851**	**1,588,748,585**	**591,824,610**
	III	**Long-term financial assets:**			
	1	Shareholdings in:			
	a)	subsidiaries	148,275,066,612	148,275,066,912	102,519,104,412
	2	Receivables:			
	a)	due from subsidiaries:			
	a1)	before 12 months	189,297,826,638	83,323,469,623	126,340,851,474
	d)	due from others:			
	d1)	before 12 months	29,311,000,000	4,260,731,000	11,000,000,000
	d2)	after 12 months	10,714,242	9,166,330	6,711,589
		Total	**366,894,607,492**	**235,868,433,865**	**239,866,667,475**
		Total fixed assets	379,248,727,974	242,794,737,692	243,660,542,347
C)		Current assets			
	II	**Accounts receivable**			
	1	trade:			
	1.1	due before 12 months	678,182,467	226,267,168	116,781,323
	2	due from subsidiaries:			
	2.1	due before 12 months	31,695,993,877	39,546,824,203	25,995,799,786
	4	due from parent companies:			
	4.1	due before 12 months	573,408,968	1,532,293	7,126,020,889
	5	due from others:			
	5.1	due before 12 months	7,486,184,774	1,459,670,083	4,882,764,859
		Total	**40,433,770,086**	**41,234,293,747**	**38,121,366,857**
	III	**Marketable securities:**			
	5	own shares	-	-	551,732,330
		Total	**-**	**-**	**551,732,330**
	IV	**Cash and cash equivalents**			
	1	bank and P.O. deposits	6,204,921,256	491,021,733	3,621,298,502
	3	cash on hand	16,219,855	6,796,513	13,324,964
		Total	**6,221,141,111**	**497,818,246**	**3,634,623,466**
		Total current assets	46,654,911,197	41,732,111,993	42,307,722,653
D)		**Accrued income and prepaid expenses**			
	2	other accrued income and prepaid expenses	1,392,107,793	248,433,748	100,294,733
		Total	1,392,107,793	248,433,748	100,294,733
		Total assets	427,295,746,964	284,775,283,433	286,068,559,733

Liabilities

			30/06/2000	31/12/1999	30/06/1999
A)		**Net worth:**			
	I	- Share capital	19,995,000,000	19,995,000,000	19,995,000,000
	II	- Share premium reserve	57,272,397,000	57,272,397,000	56,720,664,670
	IV	- Legal reserve	2,861,138,031	1,912,507,505	1,912,507,505
	V	- Reserve for own shares			551,732,330
	VII	- Other reserves:	-	4,011,016,285	-
	1	- Special reserve	5,908,277,337	-	4,011,016,285
	VIII	- Retained earnings	18,475,278,434	12,346,059,492	12,346,059,492
	IX	- Net income for the period/year	168,003,758	18,972,610,520	2,726,437,667
		Total	**104,680,094,560**	**114,509,590,802**	**98,263,417,949**
B)		**Provisions for contingencies and charges**			
	3	others	-	-	17,987,643
		Total	**-**	**-**	**17,987,643**
C)		**Severance pay fund**	**2,082,531,611**	**2,009,661,946**	**1,773,483,452**
D)		**Accounts payable:**			
	3	Due to banks:			
	3.1	due before 12 months	171,056,315,512	103,666,666,000	116,918,406,760
	3.2	due after 12 months	125,857,550,000	25,000,000,667	33,333,667,000
	6	Due to suppliers:			
	6.1	due before 12 months	8,952,791,314	6,763,221,264	11,232,717,226
	8	Due to subsidiaries:			
	8.1	due before 12 months	10,647,890,216	28,563,089,177	17,595,083,268
	10	Due to parent companies:			
	10.1	due before 12 months	-	648,778,520	40,111,720
	11	Sums payable to tax authorities:			
	11.1	due before 12 months	807,584,597	287,121,429	1,264,553,177
	12	Due to social security agencies:			
	12.1	due before 12 months	291,113,521	321,801,677	226,674,758
	13	Other accounts payable:			
	13.1	due before 12 months	1,384,385,783	2,022,726,780	4,208,213,061
		Total	**318,997,630,943**	**167,273,405,514**	**184,819,426,970**
E)		**Accrued liabilities and deferred income**			
	2	Other accrued liabilities and deferred income	1,535,489,850	982,625,171	1,194,243,719
		Total	**1,535,489,850**	**982,625,171**	**1,194,243,719**
		Total liabilities	**427,295,746,964**	**284,775,283,433**	**286,068,559,733**

		30/06/2000	31/12/1999	30/06/1999
	Memorandum accounts			
1	Company guarantees			
I	Guarantees provided to:			
	subsidiaries	9,297,660,883	12,526,350,055	9,652,705,500
	third parties	117,000,000	-	6,600,036,500
III	Patronage letters provided to:			
	subsidiaries	17,300,000,000	17,300,000,000	17,300,000,000
3	Sales and purchase commitments	-	25,050,000,000	-
	Total	**26,714,660,883**	**54,876,350,055**	**33,552,742,000**

Income statement

			1st half 2000	1999	1st half 1999
A)		**Value of production**			
	1	revenues from sales and services	9,854,100,000	13,985,995,688	7,046,111,500
	5	sundry revenues			
	5.2	sundry revenues	991,475,413	1,959,704,001	787,187,109
		Total	**10,845,575,413**	**15,945,699,689**	**7,833,298,609**
B)		**Costs of production**			
	6	raw, ancillary, consumable materials and merchandise	78,851,736	245,970,302	90,845,139
	7	outside services	2,847,475,211	7,611,489,059	2,834,088,917
	8	use of third-party assets	368,772,888	102,858,575	36,809,776
	9	personnel:			
	a)	salaries and wages	4,342,146,697	6,258,832,142	2,962,961,082
	b)	social security contributions	913,243,631	1,458,403,817	692,368,586
	c)	severance pay fund	515,410,924	464,353,951	222,504,110
	10	amortisation/depreciation and write-downs:			
	a)	intangible assets	1,200,450,702	370,987,407	179,427,642
	b)	tangible assets	141,893,475	140,231,355	68,238,705
	d)	bad debt provision and liquid assets	59,474,931	42,297,854	22,899,930
	14	sundry operating costs	120,747,841	226,029,076	95,807,908
		Total	**10,588,468,036**	**16,921,453,538**	**7,205,951,795**
		Difference between value and costs of production	**257,107,377**	**(975,753,849)**	**627,346,814**
C)		**Financial income and charges**			
	15	Income from shareholdings:			
	a)	subsidiaries	-	28,571,400,000	-
	16	Other financial income:			
	a)	long-term receivables:			
	a1)	subsidiaries	3,183,186,098	5,284,681,833	2,323,908,102
	a4)	other parties	134,868,523	-	58,286,178
	c)	marketable securities	-	1,011,856,211	-
	d)	other financial income			
	d4)	other parties	2,807,520	27,383,559	486,313,339
	d5)	gains on foreign exchange	-	206,996	5,531,812
	17	Interest and other financial charges:			
	a)	subsidiaries	-	166,095,496	94,831,035
	e)	other parties	3,412,799,170	6,026,140,525	2,594,692,189
	f)	losses on foreign exchange	16,879,303	23,686,911	34,196,413
		Net financial income and charges	**(108,816,332)**	**28,679,605,667**	**150,319,794**

Income statement

			1st half 2000	1999	1st half 1999
E)		**Extraordinary items:**			
	20	Income:			
	c)	non-recurring gains	297,690,524	1,959,138,841	1,958,788,661
	d)	other items	23,021	341,764,056	11,077
	21	Charges:			
	a)	capital losses on the sale of assets	31,048,178	-	-
	c)	non-recurring losses	186,940,826	10,013,704	6,374,704
	d)	other items	60,011,828	23,491	3,653,975
		Net extraordinary items	**19,712,713**	**2,290,865,702**	**1,948,771,059**
		Result before taxes	**168,003,758**	**29,994,717,520**	**2,726,437,667**
	22	Income taxes			
	a)	current taxes	-	491,093,000	-
	b)	deferred taxes	-	10,531,014,000	-
	26	**Net income for the period/year**	**168,003,758**	**18,972,610,520**	**2,726,437,667**

Auditors' half-year report

up to June 2000

KPMG

Revisione e organizzazione contabile

KPMG S.p.A.
Centro Direzionale di Napoli
Edificio F. 10
Via Giovanni Porzio 4
80143 NAPOLI NA

Telefono (081) 7345094
Telefax (081) 7345179

(Translation from the Italian original which remains the definitive version)

Review report

To the shareholders of
IT Holding S.p.A.

1 We have performed a review of the consolidated half year report of the IT Holding group as at and for the six months ended 30 June 2000, comprising the consolidated balance sheet, the consolidated profit and loss account and the relative notes. We have also reviewed that part of the notes describing the activities of the group for the period with the sole objective of verifying consistency with the remainder of the half year report.

2 Our review has been performed in accordance with Consob guidelines set out in Consob resolution no 10867 dated 31 July 1997. The review of the half year reports of certain subsidiaries, representing approximately 9% and 16% of consolidated assets and consolidated revenues respectively, has been performed by other auditors who provided us with their reports thereon. The review consisted primarily of the collection of information relating to the financial data and the consistency of application of the accounting policies through discussions with group company management and analytical procedures applied to the financial data presented. The review excluded such audit procedures as tests of controls and verification or validation of assets and liabilities and is significantly less than a full scope audit performed in accordance with generally accepted auditing standards. As a consequence, contrary to our reports on the annual parent company only and consolidated financial statements, we do not express an opinion on the consolidated half year report.

3 With regards to the comparative figures relative to the annual consolidated financial statements and consolidated half year report of the previous year, reference should be made to our reports dated 11 April 2000 and 6 October 1999.

4 Based on the procedures performed by us, we are not aware of any material modification or integrations that should be made to the consolidated balance sheet, consolidated profit and loss account and relative notes described in paragraph 1 above for them to be in conformity with Consob guidelines governing consolidated half year reports approved with resolution no. 11971 dated 14 May 1999 and subsequent modifications and integrations.

KPMG

IT Holding S.p.A.
Review report
30 June 2000

5 We draw your attention to the following matters:

5.1 As described in the consolidated half year report, the group availed itself of the option permitted by point 7 of article 81 of the Consob guidelines adopted with resolution no. 11971 of 14 May 1999 and subsequent modifications and integrations and presented the result for the period gross of taxes.

5.2 As described in the consolidated half year report, a claim for damages has been made against the group company Ittierre S.p.A. for alleged serious breaches of a fashion designer co-operation agreement prior to 31 December 1996. In this respect, and in respect of other possible litigation, reference should be made to the comments included in the consolidated half year report relating to an agreement between the company and its parent P.A. Investments S.A., under which the parent guarantees the IT Holding group from any possible negative consequences deriving from events which occurred prior to 31 December 1996.

Naples, 18 September 2000

KPMG S.p.A.

(signed on the original)

Giovanni Enrico Esposito
Director of Audit

2

Design: Barabino & Partners

Printed by: Abete Venturini Polo Grafico
at Industrie Poligrafiche Friulane

October 2000

Quarterly Report for Ittierre Holding Group through March 31st 2000

Group trends in first quarter 2000

In the first quarter of the year 2000 the Group completed its internal and external reorganisation, whose costs penalized quarterly results. The intense acquisition campaign during 1999 had a significant bearing on results for the first quarter of 2000, and will continue to impact on the entire first half of this year. These acquisitions have required investments to renew the group's organisational structure and strengthen the distribution structure, the benefits of which will be felt in the medium-term. Turnover includes approximately L11bn posted by the "eyewear branch" which was acquired during 1999.

Prospects for this year

We believe that as from the second half of the year the aforementioned investments will begin to give the first positive results in terms of both turnover and profitability. Bearing out the above, data regarding the sales campaign for the coming season show a 20% rise vis-à-vis the same season last year. We thus estimate overall turnover in the region of L840bn for the full year 2000.

Consolidated financial statements and relative commentary

Accounting principles and methods

The quarterly report was drawn up in compliance with the provisions of art. 82 of the "Rules implementing Legislative Decree 58 of February, 24th 1998 on the subject of issuers" (Consob resolution 11971 of May, 14th 1999 and subsequent amendments). The quarterly report was prepared according to the same accounting principles and methods as those adopted for the annual and consolidated financial statements, whenever compatible. As allowed by Consob Rules governing half-yearly reports, the quarterly result was elaborated without considering taxes for the period. Economic figures through March, 31st 2000 accordingly reflect this. As allowed by existing Consob Rules, economic data for the same period of the previous year are not supplied. It should also be noted that a comparison of data for the two quarters would not be significant owing to the large expansion of the area of consolidation during the second half of 1999.

Economic results

(millions of lire)	1st quarter 2000
Net sales	221.981
Cost of goods sold	(103.326)
Gross profit	**118.655**
Selling, general and administrative expenses	(106.107)
Operating profit	**12.548**
Other revenues (costs), net	54
Financial items	(4.302)
Revaluation of equity holdings	929
Pre-tax results	**9.229**

Income (losses) of third parties	1.090
Pre-tax profit (losses)	**10.319**

Net proceeds from sales consisted of sales revenue of finished goods, net of discounts, rebates and refunds. The cost of goods sold, representing 46.5% of turnover, included all costs relative to the purchase of raw materials and to internal and external manufacturing. Selling, general and administrative expenses represented 47.8% of sales revenue, consisting chiefly of: royalties, commissions, cost of samples, advertising and other selling costs. The operating profit, representing 5.6% of turnover, was still feeling the effects of investments undertaken in 1999, as mentioned above.

Financial situation

(millions of lire)	**March, 31st 2000**	**December, 31st 1999**
Inventories	120.411	124.247
Trade receivables	266.324	154.134
Accrued income and prepaid expenses	78.604	76.943
Suppliers	(201.951)	(199.755)
Accrued liabilities, deferred income	(31.572)	(31.255)
Other liabilities, net of other assets	(103.659)	(73.349)
Working capital	**128.157**	**50.965**
Net tangible assets	84.305	92.724
Intangible assets	261.556	262.888
Other fixed assets	15.948	14.014
Provisions	(36.319)	(33.943)
Net invested capital	**325.490**	**335.683**
Net financial exposure	(184.630)	(116.710)
Total Shareholders' equity	**(269.017)**	**(269.938)**

The increase in working capital was due to the rise in trade receivables, basically linked to a seasonal phenomenon. Worthy of note is the fact that at the end of March the sale of goods for the spring-summer 2000 season was practically complete.

The slight drop in invested capital is basically due to the ordinary depreciation of fixed assets owned by the group.

(millions of lire)	**March, 31st 2000**	**December, 31st 1999**
Cash	51.210	51.661
Securities	306	351
Payable to banks - short-term	(201.061)	(140.354)
Payable to banks - long-term	(35.085)	(28.368)

Payable to banks - long-term	(35.085)	(28.368)
Net financial exposure	(184.630)	(116.710)

The rise in net financial exposure as compared with the end of the previous year was due to the financial commitment required to pay for 1999 acquisitions.

It was also influenced by the seasonal effect mentioned above, which peaks as the season's sales reach completion.

Pettoranello di Molise, May, 15th 2000

The Board of Directors

THE BOD ESTABLISHES THE TERMS AND CONDITIONS OF THE SHARE CAPITAL INCREASE

Milano, Italia, June 3rd, 2002: the Board of Directors, pursuant to the powers granted to the same at the extraordinary shareholders' meeting of IT Holding S.p.A., resolved to increase the share capital of the company from €10,006,500.00 to €12,293,700.00, by issuing a maximum of 45,744,000 new dividend bearing shares, with a nominal value of €0.05.

The newly issued shares shall be offered in option to the shareholders at the conversion ratio of n. 8 new shares for every n. 35 held shares, at the price of €2.40, the sum of €2.35 representing the extra-price to be paid for each share. The total value for the newly issued shares shall be equal to 109,785,600.00, including the nominal value and the extra-price.

The majority shareholder PA Investments S.A. and Mr. Gian Franco Ferré undertook to underwrite the new shares pro quota.

The transaction shall take place in June 2002.

Efibanca S.p.A. and Santander Central Hispano SIM S.p.A. shall act as Coordinators for the transaction and lead the underwriting syndicate.

****

IT Holding S.p.A.'s shares are listed on the Italian Stock Exchange (ISIN: IT0001165049 Reuters: ITH.MI Bloomberg: ITH IM),. The company is one of the leading players in the luxury goods sector. IT Holding S.p.A. controls a group of companies that design, produce and distribute high-quality products (ready-to-wear, eyewear and accessories) under fully owned brands – Gianfranco Ferré, Malo, Extè, Try, Romeo Gigli, Gentryportofino, Desil – as well as under license agreements – D&G, Versus, Versace Jeans Couture, Versace Jeans Signature, Just Cavalli, Anna Sui, Zerorh+, Husky. IT Holding S.p.A. distributes its products through third-party stores and directly operated stores in the major world capitals.

www.itholding.it

For media inquiries:

Federico Steiner
Niccolò Moschini
Barabino & Partners S.p.A.
Ph. +39 02 72023535

For investors inquiries:

Vittorio Notarpietro
Giovanni Paese
IT Holding S.p.A.
Ph. +39 02 7630391

HOLDING

THE OFFERING IN OPTION TO THE SHAREHOLDERS OF THE 45,744,000 NEWLY ISSUED SHARES OF IT HOLDING ENDED

Milan, Italy, July 3rd, 2002: On Monday, July 1st, 2002 the offering in option to the shareholders of the 45,744,000 newly issued ordinary shares of the IT Holding ended.

According to the final data received by IT Holding, during the offering period (June 10th – July 1st, 2002) no. 36,433,288 shares equal to 79.65% of the total amount of shares offered were subscribed.

As previously disclosed, PA Investments S.A., the major IT Holding shareholder which holds a 64.26% stake of the share capital of the company, and Mr. Gian Franco Ferré, who holds a quota of 2.38%, subscribed the offer.

Therefore, at the end of the offering period no. 40,734,365 option rights, valid for the subscription of no. 9,310,712 shares, were exercised.

The non-exercised option rights will be offered for sale on the Stock Exchange on July 8th, 9th, 10th, 11th, 12th, 2002, by Bipielle Santander Central Hispano SIM S.p.A., at the terms and conditions set forth in the notice that will be published in accordance with the Law.

****

IT Holding S.p.A.'s shares are listed on the Italian Stock Exchange (ISIN: IT0001165049 Reuters: ITH.MI Bloomberg: ITH IM). The company is one of the leading players in the luxury goods sector. IT Holding S.p.A. controls a group of companies that design, produce and distribute high-quality products (ready-to-wear, eyewear, and accessories) under fully owned brands – Gianfranco Ferré, Malo, Extè, Try Ultralight, Romeo Gigli, and Gentryportofino – as well as under license agreements – D&G, Versus, Versace Jeans Couture, Versace Jeans Signature, Just Cavalli, Anna Sui Vision, ZeroRH+, Desil Gold Filled, and Husky Eyes. IT Holding S.p.A. distributes its products through third-party stores and directly operated stores in the major world capitals.

www.itholding.it

For media inquiries:

Federico Steiner
Mobile +39 335 424278
Niccolò Moschini
Mobile +39 347 3355398
Barabino & Partners S.p.A.
Ph. +39 02 72023535
f.steiner@barabino.it
n.moschini@barabino.it

For analysts/investors inquiries:

Vittorio Notarpietro
Giovanni Paese
IT Holding S.p.A.
Ph. +39 02 7630391
vittorio_notarpietro@itholding.it
giovanni_paese@itholding.it

IT HOLDING

ROBERTO CAVALLI AND IT HOLDING RENEW BEFOREHAND THE LICENSE AGREEMENT UP TO 2010

THE AGREEMENT DEALS WITH THE READY-TO-WEAR AND ACCESSORIES JUST CAVALLI COLLECTION

Milano, Italia, July 4th, 2002: Mr. Roberto Cavalli and ITTIERRE S.p.A., part of IT Holding Group, renewed three years in advance the license agreement for Just Cavalli collection up to the Spring/Summer 2010 season.

"The creativity and the international brand awareness of Roberto Cavalli together with our industrial and sales platform generate an unprecedented sales success" – Mr. Angelo Giallorenzo, ITTIERRE's Sales Director, said in a statement.

Tonino Perna, IT Holding's Chairman and Chief Executive Officer, added: "Roberto Cavalli is the most recent agreement of our Group, after Dolce & Gabbana and Versace. Through these relationships ITTIERRE confirms its worldwide leadership in the 'young' ready-to-wear. The co-operation between Roberto Cavalli and IT Holding Group includes also perfumes. We will retail the first product next Fall."

"I found suddenly great satisfaction in Just Cavalli, thanks to IT Holding capability to produce and distribute the collections worldwide and the capability of the collection to interpret and talk with the new generations. Just Cavalli will be displayed in a fashion show during Milano Collezioni starting from the Fall/Winter 2003-04 collection" Mr. Roberto Cavalli, creative director of the *maison,* said.

****

IT Holding S.p.A.'s shares are listed on the Italian Stock Exchange (ISIN: IT0001165049 Reuters: ITH.MI Bloomberg: ITH IM). The company is one of the leading players in the luxury goods sector. IT Holding S.p.A. controls a group of companies that design, produce and distribute high-quality products (ready-to-wear, eyewear, and accessories) under fully owned brands – Gianfranco Ferre', Malo, Exte', Try Ultralight, Romeo Gigli, and Gentryportofino – as well as under license agreements – D&G, Versus, Versace Jeans Couture, Versace Jeans Signature, Just Cavalli, Anna Sui Vision, ZeroRH+, Desil Gold Filled, and Husky Eyes. IT Holding S.p.A. distributes its products through third-party stores and directly operated stores in the major world capitals.

www.itholding.it

For media inquiries:

Marco Nardella
IT Holding Comunicazione
Ph. +39 027630331
marco_nardella@itholding.it

For financial media inquires:

Federico Steiner
Mobile +39 335424278
Niccolò Moschini
Mobile +39 3473355398
Barabino&Partners S.p.A.
Ph. +39 0272023535
f.steiner@barabino.it
n.moschini@barabino.it

For analysts/investors inquiries:

Vittorio Notarpietro
Giovanni Paese
IT Holding S.p.A.
Ph. +39 027630391
vittorio_notarpietro@itholding.it
giovanni_paese@itholding.it

HOLDING

THE OFFERING OF IT HOLDING RIGHTS ENDED

Milano, Italia, July 18th, 2002: By the offering for sale on the Stock Exchange on July 8th, 9th, 10th, 11th, and 12th of the non-exercised option rights, the share capital increase, resolved by the Board of Directors on June 3rd, 2002 (in accordance with the resolution of the extraordinary shareholders' meeting of May 6th, 2002), was completely subscribed.

No. 45,744,000 shares were subscribed as a whole, for € 2.40 each, of which € 2.35 as extra-price. The share capital was consequently increased to € 12,293,700.00, divided into no. 245,874,000 ordinary shares with a nominal value of € 0.05 each.

Pursuing to their commitments, PA Investments S.A. subscribed no. 29.394.488 equal to 64.26% of the shares offered, meanwhile, Mr. Gian Franco Ferré subscribed no. 1,295,312 shares, equal to 2.83% of the shares offered. At the end of the share capital increase, PA Investments S.A. holds a total 64.26% stake, while Mr. Gian Franco Ferré holds a total 2.83% stake, out of the increased share capital.

After the offering of non-exercised option rights, Efibanca S.p.A. subscribed no. 8,025,424 shares, reaching a 3.26% stake out of the increased share capital.

The financial market subscribed the remaining no. 7,028,776 shares.

Together with the issue of a € 200,000,000.00 bond, the share capital increase allows IT Holding Group to strengthen its financial structure.

****

IT Holding S.p.A.'s shares are listed on the Italian Stock Exchange (ISIN: IT0001165049 Reuters: ITH.MI Bloomberg: ITH IM). The company is one of the leading players in the luxury goods sector. IT Holding S.p.A. controls a group of companies that design, produce and distribute high-quality products (ready-to-wear, eyewear, and accessories) under fully owned brands – Gianfranco Ferre', Malo, Exte', Try Ultralight, Romeo Gigli, and Gentryportofino – as well as under license agreements – D&G, Versus, Versace Jeans Couture, Versace Jeans Signature, Just Cavalli, Anna Sui Vision, ZeroRH+, Desil Gold Filled, and Husky Eyes. IT Holding S.p.A. distributes its products through third-party stores and directly operated stores in the major world capitals.

www.itholding.it

For media inquiries:

Marco Nardella
IT Holding Comunicazione
Ph. +39 027630331
marco_nardella@itholding.it

For financial media inquires:

Federico Steiner
Mobile +39 335424278
Niccolò Moschini
Mobile +39 3473355398
Barabino&Partners S.p.A.
Ph. +39 0272023535
f.steiner@barabino.it
n.moschini@barabino.it

For analysts/investors inquiries:

Vittorio Notarpietro
Giovanni Paese
IT Holding S.p.A.
Ph. +39 027630391
vittorio_notarpietro@itholding.it
giovanni_paese@itholding.it

MR. MASSIMO S. BRUNELLI RESIGNS FROM IT HOLDING BOD

Milano, Italia, September 4th, 2002: IT Holding Board of Directors accepted the resignation by Mr. Massimo S. Brunelli.

Mr. Massimo S. Brunelli joined the Board of Directors as Executive Director in December 2001.

Within the proxies granted for Finance, Mr. Brunelli lead the extraordinary finance deals finalized successfully in the last months.

IT Holding Board of Directors will release its first half results next September 12th, 2002.

****

IT Holding S.p.A.'s shares are listed on the Italian Stock Exchange (ISIN: IT0001165049 Reuters: ITH.MI Bloomberg: ITH IM). The company is one of the leading players in the luxury goods sector. IT Holding S.p.A. controls a group of companies that design, produce and distribute high-quality products (ready-to-wear, eyewear, and accessories) under fully owned brands – Gianfranco Ferre', Malo, Exte', Try Ultralight, Romeo Gigli, and Gentryportofino – as well as under license agreements – D&G, Versus, Versace Jeans Couture, Versace Jeans Signature, Just Cavalli, Anna Sui Vision, ZeroRH+, Desil Gold Filled, and Husky Eyes. IT Holding S.p.A. distributes its products through third-party stores and directly operated stores in the major world capitals.

www.itholding.it

For media inquiries:

Marco Nardella
IT Holding Comunicazione
Ph. +39 027630331
marco_nardella@itholding.it

For financial media inquires:

Federico Steiner
Mobile +39 335424278
Niccolò Moschini
Mobile +39 3473355398
Barabino&Partners S.p.A.
Ph. +39 0272023535
f.steiner@barabino.it
n.moschini@barabino.it

For analysts/investors inquiries:

Vittorio Notarpietro
Giovanni Paese
IT Holding S.p.A.
Ph. +39 027630391
vittorio_notarpietro@itholding.it
giovanni_paese@itholding.it

HOLDING

THE BOARD OF DIRECTORS RELEASED THE CONSOLIDATED 2002 FIRST-HALF RESULTS:

- **CONSOLIDATED NET SALES WERE €312.8 MILLION (+26.1% YOY, VS. €248.0 MILLION);**
- **EBITDA WAS €34.4 MILLION (+45.1% YOY, 23.7 MILLION).**

Milano, Italia, September 12th, 2002: The Board of Directors released today the consolidated 2002 first-half results, including Ferré Group for the first time.

Improved net sales and profitability. Consolidated net sales reached €312.8 million (+26.1% year on year). Owing to the latter overall growth and to a rationalization in operating costs, EBITDA was €34.4 million (+45.1% year on year) and EBIT was €13.9 million (+23.0% year on year).

On a like-for-like basis and despite the loss of revenues due to the licensing out of Romeo Gigli and Husky ready-to-wear collections, the consolidated growth (thus excluding Ferré Group) in net sales was 19.5% (€296.6 million), in gross profit was 20.6% and in EBITDA was 48.8%.

Each division had important improvements.

- In the **ready-to-wear division** (88.9% of consolidated net sales) net sales grew 23.6% and EBITDA increased 56.5%.
- In the **eyewear division** net sales grew 37.0% and EBITDA 11.1% year on year.
- In the **perfumes division**, whose operations just started early this year net sales were €3.7 million.

The geographic breakdown of consolidated net sales shows important increases in Italy and America. In Italy, the most important market for the Group, net sales grew 44.3% year on year. In America net sales increased 18.4%, notwithstanding the overall economic trend. In the other European countries net sales increased 22.1%.

Ferré brand net sales percentage contribution to consolidated net sales was 18.0% (€56.2 million out of €312.8 million).

Total assets were €405.9 million versus €210.8 million as of December 31st, 2001, mainly owing to Ferré Group consolidation.

Shareholders' equity as of June 30th, 2002 was €225.3 million versus €136.3 million as of the end of 2001, after the right issue, for the part underwritten within the end of June. Net financial debt

at June 30th, 2002 was €375.6 million from €169.6 million at December 31st, 2001, due to the Ferré acquisition and the increase in working capital.

"The Integration of Ferré maison is on track." said Mr. Tonino Perna, Chairman and Chief Executive Officer - "The Group has encouraging growth rates, in spite of a tough economic phase. In particular, the actions taken in the direction of a further integration show first positive results in terms of profitability. We are confident in confirming this growth trend for the second half of the year."

"We believe that our strategy will strengthen the Group positioning in the luxury goods industry" Mr. Perna concluded.

The Board of Directors appointed Mr. Salvatore Vicari, professor of Business and coordinator of the Business major at Bocconi University.

After Mr. Aldo Sanchini death, the statutory auditor Mr. Mario Guerrisi becomes Chairman of the Board of Statutory Auditors and Mr. Simone Feig becomes an member of the Board.

****

IT Holding S.p.A.'s shares are listed on the Italian Stock Exchange (ISIN: IT0001165049 Reuters: ITH.MI Bloomberg: ITH IM). The company is one of the leading players in the luxury goods sector. IT Holding S.p.A. controls a group of companies that design, produce and distribute high-quality products (ready-to-wear, eyewear, and accessories) under fully owned brands - Gianfranco Ferre', Malo, Exte', Try Ultralight, Romeo Gigli, and Gentryportofino - as well as under license agreements - D&G, Versus, Versace Jeans Couture, Versace Jeans Signature, Just Cavalli, Anna Sui Vision, ZeroRH+, Desil Gold Filled, and Husky Eyes. IT Holding S.p.A. distributes its products through third-party stores and directly operated stores in the major world capitals.

www.itholding.it

For media inquiries:

Marco Nardella
IT Holding Comunicazione
Tel. 02763033.1
marco_nardella@itholding.it

For financial media inquires:

Federico Steiner
Niccolò Moschini
Barabino&Partners S.p.A.
Tel. 0272023535
f.steiner@barabino.it
n.moschini@barabino.it

For analysts/investors inquiries:

Vittorio Notarpietro
Giovanni Paese
IT Holding S.p.A.
Tel. 02763039.1
vittorio_notarpietro@itholding.it
giovanni_paese@itholding.it

Published on Sept. 13, 2002 at 08:00

HOLDING

Consolidated Income Statement

(subject to limited review)

	(In millions of Euros)				
	06/30/2002		06/30/2001		
		% out of net sales		% out of net sales	% Increase (Decrease)
Net sales	**312.8**	**100.0**	**248.0**	**100.0**	**26.1**
Cost of goods sold	(123.7)	39.5	(100.9)	40.7	22.6
Gross profit	**189.1**	**60.5**	**147.1**	**59.3**	**28.6**
SG&A	(154.7)	49.5	(123.4)	49.8	25.4
Ebitda	**34.4**	**11.0**	**23.7**	**9.6**	**45.1**
Amortization/depreciation	(20.5)	6.6	(12.4)	5.0	65.3
Ebit	**13.9**	**4.5**	**11.3**	**4.6**	**23.0**
Financial income (charges)	(10.4)	3.3	(8.6)	3.5	20.9
Extraordinary income (charges)	0.2	(0.1)	(2.7)	1.1	(107.4)
Profit before minority interests	**3.7**	**1.2**	**n. m.**	**n. m.**	**n. m.**
Minority interests in net (income) loss	0.9	0.3	0.1	**n. m.**	**n. m.**
Profit for the six months	4.6	1.5	0.1	n. m.	**n. m.**

n.m.: not meaningful

HOLDING

Consolidated Financial Position
(subject to limited review)

	(In millions of Euros)		
	06/30/2002	**12/31/2001**	**06/30/2001**
Intangible assets	338.3	152.6	147.6
Tangible assets	55.5	53.1	50.5
Long-term financial assets	12.1	5.1	5.7
FIXED ASSETS	**405.9**	**210.8**	**203.8**
Inventories	150.6	128.3	123.2
Accounts receivable	145.4	73.3	54.6
Accounts payable	(159.9)	(146.3)	(142.6)
Other net assets (liabilities)	(14.9)	51.0	48.0
WORKING CAPITAL	**121.2**	**106.3**	**83.2**
SEVERANCE PAY FUND	**(13.6)**	**(11.9)**	**(11.0)**
NET INVESTED CAPITAL	**513.5**	**305.2**	**276.0**
Financed by:			
Short term financial payables	198.8	173.8	126.6
Medium term financial payables	214.1	42.3	54.7
Cash and cash equivalents	(37.3)	(46.5)	(39.2)
NET FINANCIAL DEBT	**375.6**	**169.6**	**142.1**
Share capital proceeds	**(87.4)**	**(0.7)**	**-**
SHAREHOLDERS' EQUITY (including minority interests)	**225.3**	**136.3**	**133.9**
SOURCES OF FINANCING	**513.5**	**305.2**	**276.0**